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CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 31, 2008

Registration No. 333-152871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
 FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

A123 Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3690 (Primary Standard Industrial Classification Code Number)	04-3583876 (I.R.S. Employer Identification Number)

A123 Systems, Inc.
Arsenal on the Charles
321 Arsenal Street
Watertown, Massachusetts 02472
(617) 778-5700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David P. Vieau
Chief Executive Officer
A123 Systems, Inc.
Arsenal on the Charles
321 Arsenal Street
Watertown, Massachusetts 02472
(617) 778-5700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John H. Chory, Esq. Mark G. Borden, Esq. Susan L. Mazur, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1100 Winter Street, Suite 4650 Waltham, Massachusetts 02451 (781) 966-2000	Keith F. Higgins, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

          Approximate date of commencement of proposed sale to public: as soon as practicable after this Registration Statement is declared effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued October 31, 2008

                      Shares

A123 Systems, Inc.

Common Stock

A123 Systems, Inc. is offering               shares of its common stock. The selling stockholders identified in this prospectus are offering an additional                              shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. This is the initial public offering of shares of our common stock and no public market currently exists for our shares. We expect the initial public offering price of our common stock to be between                             and                              per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol "AONE".

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Public Offering Price	Underwriting Discounts and Commissions	Proceeds to us	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an additional                           shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                           , 2008.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

MERRILL LYNCH & CO.

BROADPOINT CAPITAL	LAZARD CAPITAL MARKETS

                           , 2008

        You should rely only on the information contained in this document and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the selling stockholders have authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this document.

        We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside the United States.

        Until                        , 2008 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the "Risk Factors" section beginning on page 9 and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision.

Overview

        We design, develop, manufacture and sell advanced, rechargeable lithium-ion batteries and battery systems. Our batteries and battery systems provide a combination of power, safety and life that we believe no other commercially available battery provides. We believe that lithium-ion batteries will play an increasingly important role in facilitating a shift toward cleaner forms of energy. Using our innovative approach to materials science and battery engineering and our systems integration and manufacturing capabilities, we have developed a broad family of high-power, lithium-ion batteries and battery systems. This family of products, combined with our strategic partner relationships in the transportation, electric grid services and portable power markets, position us well to address these markets for next-generation energy storage solutions.

        In our largest target market, the transportation industry, we are currently working with major North American and European automotive manufacturers and major automotive, or tier 1, suppliers to develop batteries and battery systems for hybrid electric vehicles, or HEVs, plug-in hybrid electric vehicles, or PHEVs, and electric vehicles, or EVs. For example, we are engaged in design and development efforts with several passenger vehicle manufacturers and tier 1 suppliers relating to the design and development of batteries and battery systems for eleven passenger vehicle power train programs that can be applied to 19 vehicle models. We estimate that the number of HEV, PHEV and EV models with an annual production run of at least 20,000 vehicles will grow from ten models in 2008 to over 100 models in 2012. We are also customizing and validating our battery technology for use in other transportation applications in the heavy-duty vehicle and aviation segments.

        In the electric grid services market, we are working with AES Energy Storage, LLC, a unit of AES Corporation, or AES, to develop multi-megawatt battery systems designed to offset sudden power shortages caused by generator or transmission outages and to help regulate the minute-to-minute frequency fluctuations in the grid that are caused by changes in supply and demand. We believe these systems will allow utilities to improve the efficiency and utilization of their generation plants by freeing up the portion of generation capacity usually set aside to provide these reserve and frequency regulation services. Our first electric grid system, a hybrid ancillary power unit, or H-APU, was installed at AES in October 2008.

        The portable power market, which includes power tools, home appliances and other high-power consumer electronics, remains an important area of focus for us. We first commercialized our battery technologies for use in cordless power tools. Since 2006, we have supplied batteries to The Black & Decker Corporation, or Black & Decker, a leading producer of power tools, for their 36 volt DeWalt power tool line. Black & Decker and its affiliates represented 82% of our revenue for the year ended December 31, 2006 and 66% for the year ended December 31, 2007. According to the Institute of Information Technology, Ltd., the market for lithium-ion batteries used in cordless power tools alone was $411 million in 2007 and is expected to grow to $1.1 billion by 2012.

        Our proprietary chemistry, or nanophosphate chemistry, includes nanoscale materials, which are materials that are one billionth of a meter in size and were initially developed at and exclusively licensed from the Massachusetts Institute of Technology. Our research and development team, comprised of over 195 employees, is developing new battery materials, as well as new battery-packaging and manufacturing technologies, to improve the performance and expand applications for our batteries. We have over 400,000 square feet of manufacturing facilities in China, Korea and Massachusetts, where we manufacture our battery materials, batteries and battery systems using proprietary, high-volume process technologies. We have chosen to control most steps of the manufacturing process in order to better control product quality and minimize the risks associated with disclosing proprietary technology to outside parties during production. Our manufacturing processes can be modified to produce batteries for different applications and are designed to be easy to scale. As of June 30, 2008, we estimate that our annual manufacturing capacity was approximately 71.2 million watt hours.

        We began selling our first products commercially in the first quarter of 2006. We have over 1,835 employees worldwide. Since our inception through June 30, 2008, we have generated $98.7 million in revenue, consisting of $81.9 million from battery and battery system sales and $16.8 million from research and development services. Our revenue has grown from $34.3 million for the year ended December 31, 2006 to $41.3 million for the year ended December 31, 2007, and from $19.4 million for the six months ended June 30, 2007 to $21.9 million for the six months ended June 30, 2008.

Industry and Market Opportunity

        Global economic growth, geopolitical conflict in oil-producing regions and escalating exploration and production costs are increasing market demand for technologies that can help reduce dependence on oil. Meanwhile, heightened concerns about global warming and climate change are giving rise to stricter environmental standards and stronger regulatory support for energy sources that are not harmful to the environment. We believe these trends are contributing to the growing demand for advanced battery technologies in the transportation, electric grid services and portable power markets.

        In the transportation market, we believe the high prices of conventional fuel, greater awareness of environmental issues and government regulation are increasing the demand for HEVs, PHEVs and EVs. These vehicles offer improved gas mileage and reduced carbon emissions and may ultimately provide a vehicle alternative that eliminates the need for gasoline engines.

        Performance and reliability are essential to electric transmission and distribution grids. To preserve electric grid integrity, grid operators often need to call on resources to provide critical ancillary services such as reserve capacity and frequency regulation services. Traditionally, these grid services are provided by running select power plants on the grid below their full load capability so they can be called on and ramped up quickly as required. Advanced batteries capable of providing rapid charge and discharge cycles as well as high power and energy over a long calendar life can serve as a cost-effective alternative for reserve capacity and frequency regulation services.

        Portable power applications that require high-power energy sources represent another attractive market for advanced batteries. Unlike batteries used in low-power consumer products such as laptops and cell phones, high-power batteries are designed not only to store large amounts of energy, but also to deliver it at very high power. Small, lightweight, high-power batteries can transform appliances, tools and equipment traditionally powered from electric outlets into more convenient, portable devices. These types of batteries are currently being used in cordless power tools and portable medical devices, with additional potential applications in home appliances, lawn and garden equipment and commercial cleaning equipment. Consumers continue to demand high-power batteries for portable applications that are smaller, lighter and longer lasting than those currently in use. With escalating environmental concerns around battery disposal, the market is also increasingly focused on replacing battery technologies that contain toxic metals such as nickel-cadmium or lead.

Our Solution

        Our solution is based on our proprietary nanophosphate chemistry and is supplemented with innovative battery designs as well as systems technologies that increase the performance of our battery systems. We believe our batteries and battery systems address the limitations of other currently available lithium-ion formulations and non lithium-ion energy storage technologies by offering the following:

  •
  High power and usable energy.  Our proprietary battery chemistry and battery designs enable high-power delivery comparable to that available from ultra capacitor technology, a non-battery form of energy storage device. Because our batteries maintain high power over a wide range of charge levels, our batteries provide more usable energy for a given size than many batteries based on other chemistries. In addition, our batteries lose less energy storage capacity than other batteries after repeated charging and exposure to high operating temperatures.

  •
  Improved safety.  Our batteries are more resistant than conventional and other advanced lithium-ion batteries to failures such as fire and explosion under certain conditions, including overcharge, overheating and physical damage.

  •
  Long life.  Our batteries are designed to retain their power and energy delivery capability over thousands of charging and discharging cycles and for up to ten years of overall usage time, allowing them to meet or exceed customer requirements in our target markets.

  •
  Reduced size and weight.  Our batteries' high power and usable energy allow us to design smaller and lighter battery systems using fewer batteries to meet an application's energy needs, and our stable chemistry reduces the need for heavy control electronics that add to the battery systems' size and weight.

  •
  Environmental benefits.  Unlike many other batteries, the active materials in our nanophosphate batteries do not contain nickel or manganese compounds which are classified as toxic by the U.S. Environmental Protection Agency, or the EPA, in the Toxics Release Inventory. In addition, at the end of their useful life for a particular application, it may be possible to re-purpose our batteries for other applications, which maximizes the use of raw materials and resources.

Our Competitive Strengths

        In addition to our solutions, we believe the following combination of capabilities distinguishes us from our competitors and positions us to capitalize on the expected growth in the advanced energy storage market:

  •
  Materials science and development expertise.  Our proprietary materials formulations and coating techniques allow us to adjust the characteristics of our battery components to meet different energy and power requirements across our many applications.

  •
  Battery design capabilities.  We offer batteries in various forms and sizes designed to deliver our technology into many different applications. Over the past 18 months, we have introduced or developed several new cylindrical battery models for diverse applications as well as a prismatic, or flat rectangular, battery model targeted at the automotive market.

  •
  Battery systems engineering and integration expertise.  Our expertise in areas such as thermal management, power electronics, control software and battery monitoring technology allows us to customize and deliver fully-integrated systems.

  •
  Vertical integration from battery chemistry to system design services.  Our vertical integration reduces our development time and enhances our ability to work with partners and customers because we can address design requirements at the chemistry, battery or battery system levels. Control of each design step from battery to battery system also helps us protect our intellectual property.

  •
  Industry-leading partners in focused markets.  We work closely with leaders in each of our target markets and believe our experience with development partners provides us with a significant research and development advantage, greater access to end customers, market credibility and additional avenues to secure supply contracts.

  •
  High-quality, volume manufacturing facilities and proprietary process technologies. We have over 400,000 square feet of manufacturing facilities in China, Korea and Massachusetts. Our internal manufacturing operations provide us with direct control over the quality of our products and improve the protection of our materials science, systems and production process intellectual property.

Our Strategy

        Our goal is to utilize our materials science expertise, our battery and battery systems engineering expertise and our manufacturing process technologies to provide advanced battery solutions. We intend to pursue the following strategies to attain this goal:

  •
  Pursue markets and customers where our technology creates a competitive advantage. We will continue to focus our efforts in markets where customers place a premium on high-quality batteries, innovation and differentiated performance.

  •
  Partner with industry leaders to adapt and commercialize our products to meet the requirements of our target markets. In each of our target markets, our joint development and supply agreements with industry-leading companies provide us insight into the performance requirements of that market, allow us to share product development costs and position our products to serve as a key strategic element for our partners' success.

  •
  Remain on the forefront of innovation and commercialization of new battery and system technologies. We believe that our nanophosphate and battery design technologies provide us with a competitive advantage, and we intend to continue to innovate in materials science and product design.

  •
  Reduce costs through manufacturing improvements, supply chain efficiencies, innovation in materials and battery technologies. We believe that we can lower our battery and battery system costs by improving our manufacturing performance, lowering our raw material procurement costs, improving our inventory and supply chain management and through further materials science and battery innovation that can help reduce our need for expensive control and electronic components.

Risks That We Face

        Our business is subject to numerous risks and uncertainties, as more fully described under "Risk Factors" beginning on page 9, which you should carefully consider prior to deciding whether to invest in our common stock. For example,

  •
  we have had a history of losses, and we may be unable to achieve or sustain profitability. In addition, we have yet to achieve positive cash flow and our ability to generate positive cash flow is uncertain;

  •
  if we are unable to develop, manufacture and market products that improve upon existing battery technology and gain market acceptance, our business will be adversely affected;

  •
  because we build our manufacturing capacity based on our projection of future development and supply agreement wins, our business revenues and profits will depend upon our ability to enter into and complete these agreements, successfully complete these capacity expansion projects, achieve competitive manufacturing yields and drive volume sales consistent with our demand expectations;

  •
  we have relied to date on one customer for substantially all of our revenues, the loss of which would have a material adverse effect on our near-term results of operations, and our failure to expand our customer base could have a material adverse effect on our business in the longer term;

  •
  we are involved in patent litigation related to the technology in our batteries, including the batteries we sell to Black & Decker, in which third parties have asserted that they own or control patents that are infringed by our products, and, if this litigation is not resolved in our favor, we may be required to pay substantial damages, and we and/or our customers, development partners and licensees may be required to stop or delay activities in the United States such as research, development, manufacturing and sales of products based on technologies covered by these patents; and

  •
  our substantial manufacturing operations in China subject us to a number of risks, including the potential inability to control our operations and relationships in China, enforce any agreements we have with Chinese partners, to find, retain or train suitable employees in China and to effectively protect our intellectual property rights in China.

Company Information

        We were incorporated in Delaware on October 19, 2001. Our corporate headquarters are located at Arsenal on the Charles, 321 Arsenal Street, Watertown, Massachusetts 02472, and our telephone number is (617) 778-5700. Our website address is www.a123systems.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

        We use various trademarks and trade names in our business, including without limitation "A123" and "A123 Systems." This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders.

        Unless the context otherwise requires, we use the terms "A123," "our company," "we," "us" and "our" in this prospectus to refer to A123 Systems, Inc. and its subsidiaries.

THE OFFERING

Common stock offered by A123	shares
Common stock offered by the selling stockholders	shares
Over-allotment option	shares
Common stock to be outstanding after this offering	shares
Use of proceeds

We intend to use the net proceeds to us from this offering for capital expenditures, working capital and other general corporate purposes, including the repayment of approximately $2.5 million in debt. We may use a portion of the net proceeds to us to expand our current business through acquisitions of other companies, assets or technologies. We will not receive any proceeds from the sale of shares by the selling stockholders. See the "Use of Proceeds" section of this prospectus for more information.

Risk factors	You should read the "Risk Factors" section of this prospectus beginning on page 9 for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.
Proposed symbol	"AONE"

        The number of shares of our common stock to be outstanding after this offering is based on 57,409,535 shares of our common stock outstanding as of October 15, 2008 and excludes:

  •
  8,214,822 shares of our common stock issuable upon the exercise of stock options outstanding as of October 15, 2008 at a weighted average exercise price of $4.29 per share;

  •
  625,512 shares of our common stock reserved as of October 15, 2008 for future issuance under our stock compensation plans; and

  •
  171,696 shares of our common stock issuable upon the exercise of warrants outstanding as of October 15, 2008 at a weighted average exercise price of $4.12 per share.

        Unless otherwise indicated, the information in this prospectus assumes the following:

  •
  an initial public offering price of $      per share, which is the midpoint of the range listed on the cover page of this prospectus;

  •
  the automatic conversion of all of our outstanding convertible preferred stock into shares of our common stock, on a one-for-one basis, upon the closing of this offering;

  •
  the filing of our restated certificate of incorporation and the adoption of our restated by-laws as of the closing date of this offering; and

  •
  no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

        You should read the following consolidated financial information together with the more detailed information contained in "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue
Product	$—	$28,346	$35,504	$16,795	$18,015
Research and development services	749	6,002	5,845	2,612	3,919

Total revenue	749	34,348	41,349	19,407	21,934

Cost of revenue
Product		28,960	38,320	16,116	23,797
Research and development services(1)		4,417	4,499	1,682	2,878

Total cost of revenue		33,377	42,819	17,798	26,675

Gross profit (loss)		971	(1,470)	1,609	(4,741)

Operating expenses
Research and development	11,164	8,851	13,241	6,365	15,094
Sales and marketing	862	1,537	4,307	1,750	3,606
General and administrative	3,000	6,129	13,336	4,712	8,831

Total operating expenses	15,026	16,517	30,884	12,827	27,531

Operating loss	(14,277)	(15,546)	(32,354)	(11,218)	(32,272)

Other income (expense):
Interest income	378	871	1,729	920	614
Interest expense	(422)	(641)	(716)	(254)	(407)
Gain on foreign exchange	—	—	502	328	76
Unrealized loss on preferred stock warrant liability	—	(362)	(57)	(54)	(759)

Other income (expense), net	(44)	(132)	1,458	940	(476)

Loss before income taxes, minority interest and cumulative effect of change in accounting principle	(14,321)	(15,678)	(30,896)	(10,278)	(32,748)
Provision for income taxes	—	40	97	47	184

Loss before minority interest and cumulative effect of change in accounting principle	(14,321)	(15,718)	(30,993)	(10,325)	(32,932)
Minority interest	—	—	27	—	(63)
Cumulative effect of change in accounting principle	—	(57)	—	—	—

Net loss	(14,321)	(15,775)	(30,966)	(10,325)	(32,995)
Accretion to preferred stock	(35)	(26)	(35)	(16)	(20)

Net loss attributable to common stockholders	$(14,356)	$(15,801)	$(31,001)	$(10,341)	$(33,015)

(Footnotes appear on following page)

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands, except per share data)
Net loss per share attributable to common stockholders—basic and diluted:
Loss per share attributable to common stockholders before cumulative effect of change in accounting principle	$(2.48)	$(2.64)	$(4.88)	$(1.65)	$(3.85)
Cumulative effect of change in accounting principle	—	(0.01)	—	—	—

Net loss per share attributable to common stockholders—basic and diluted	$(2.48)	$(2.65)	$(4.88)	$(1.65)	$(3.85)

Weighted average number of common shares outstanding:	5,796	5,971	6,351	6,266	8,579

Pro forma net loss per share—basic and diluted(2)			$(0.69)		$(0.63)

Pro forma weighted average common shares outstanding(2)			45,236		52,110

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands)
Other Operating Data:
Shipments (in watt hours, or Wh)(3)	—	20,016	32,010	12,118	15,423

	As of June 30, 2008
	Actual	Pro Forma(4)	Pro Forma As Adjusted(5)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$104,334	$104,334
Working capital	107,609	107,609
Total assets	212,032	212,032
Preferred stock warrant liability	1,423	—
Long-term debt, including current portion	4,412	4,412
Redeemable convertible preferred stock	234,933	—
Redeemable common stock	11,500	—
Total stockholders' (deficit) equity	(88,369)	159,487

(1)
In periods prior to 2006, we were a development stage company, and research and development costs of revenue were included in research and development operating expenses.

(2)
The pro forma net loss per share, basic and diluted, and pro forma weighted average shares outstanding in the table above give effect to the automatic conversion of all of our outstanding convertible preferred stock and redeemable common stock into common stock upon the closing of this offering.

(3)
We measure our product shipments in watt hours, or Wh, which refers to the aggregate amount of energy that could be delivered in a single complete discharge of a battery. We calculate watt hours for each of our battery models by multiplying the battery's amp hour, or Ah, storage capacity by the battery's voltage rating. For example, our 26650 battery is a 2.3 Ah battery that operates at 3.3 V, resulting in a 7.6 Wh rating. The Wh metric allows us and our investors to measure our manufacturing capacity and shipments, regardless of battery voltages and Ah specifications, utilizing a uniform and consistent metric.

(4)
The pro forma consolidated balance sheet data in the table above give effect to the automatic conversion of all of our outstanding convertible preferred stock and redeemable common stock into common stock upon the closing of this offering.

(5)
The pro forma as adjusted consolidated balance sheet data in the table above give effect to our receipt of the estimated net proceeds to us from this offering at an assumed initial public offering price of $       per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our common stock, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We have had a history of losses, and we may be unable to achieve or sustain profitability.

        We have never been profitable. We experienced net losses of $14.3 million for 2005, $15.8 million for 2006, $31.0 million for 2007 and $33.0 million for the six months ended June 30, 2008. We anticipate that we will continue to incur net losses in 2008 and beyond. We expect to incur significant future expenses as we develop and expand our business and our manufacturing capacity. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. These increased expenditures will make it harder for us to achieve and maintain future profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability.

We have yet to achieve positive cash flow, and our ability to generate positive cash flow is uncertain.

        To rapidly develop and expand our business, we have made significant up-front investments in our manufacturing capacity and incurred research and development, sales and marketing and general and administrative expenses. In addition, our growth has required a significant investment in working capital over the last several years. We have had negative cash flow before financing activities of $17.0 million for 2005, $29.1 million for 2006, $56.1 million for 2007 and $36.2 million for the six months ended June 30, 2008. We anticipate that we will continue to have negative cash flow for the foreseeable future as we continue to make significant future capital expenditures to expand our manufacturing capacity and incur increased research and development, sales and marketing, and general and administrative expenses. Our business will also require significant amounts of working capital to support our growth. Therefore, we may need to raise additional capital from investors to achieve our expected growth, and we may not achieve sufficient revenue growth to generate positive future cash flow. An inability to generate positive cash flow for the foreseeable future or raise additional capital on reasonable terms may decrease our long-term viability.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

        We have been in existence since 2001, but much of our growth has occurred in recent periods. Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. If we do not manage these risks successfully, our business will be harmed.

        In addition, we are targeting new and emerging markets for our batteries and battery systems. However, to date, most of the products that we have sold are designed for the portable power tool market, which is a more mature market with different growth prospects than our other target markets. Several of our products are still under development, including a battery in prismatic form designed for use in the automotive industry, and the timing of the ultimate release, if any, of new production quality products is not determinable. Our efforts to expand beyond our existing markets may never result in new products that achieve market acceptance, create additional revenue or become profitable. Therefore, our recent historical growth trajectory may not provide an accurate representation of the market dynamics we may be exposed to in the future, making it difficult to evaluate our future prospects.

The demand for batteries in the transportation and other markets depends on the continuation of current trends resulting from dependence on fossil fuels.

        We believe that much of the present and projected demand for advanced batteries in the transportation and other markets results from the recent increases in the cost of oil, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternate forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of oil decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified its regulations or economic incentives related to fuel efficiency and alternate forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for our batteries could be reduced, and our business and revenue may be harmed.

If we are unable to develop, manufacture and market products that improve upon existing battery technology and gain market acceptance, our business may be adversely affected. In addition, many factors outside of our control may affect the demand for our batteries and battery systems.

        We are researching, developing, manufacturing and selling lithium-ion batteries and battery systems. The market for advanced rechargeable batteries is at a relatively early stage of development, and the extent to which our lithium-ion batteries will be able to meet our customers' requirements and achieve significant market acceptance is uncertain. Rapid and ongoing changes in technology and product standards could quickly render our products less competitive, or even obsolete if we fail to continue to improve the performance of our battery chemistry and systems. Other companies that are seeking to enhance traditional battery technologies have recently introduced or are developing batteries based on nickel metal-hydride, liquid lithium-ion and other emerging and potential technologies. These competitors are engaged in significant development work on these various battery systems. One or more new, higher energy rechargeable battery technologies could be introduced which could be directly competitive with, or superior to, our technology. The capabilities of many of these competing technologies have improved over the past several years. Competing technologies that outperform our batteries could be developed and successfully introduced, and as a result, there is a risk that our products may not be able to compete effectively in our target markets. If our battery technology is not adopted by our customers, or if our battery technology does not meet industry requirements for power and energy storage capacity in an efficient and safe design our batteries will not gain market acceptance.

        In addition, the market for our products depends upon third parties creating or expanding markets for their end-user products that utilize our batteries and battery systems. If such end-user products are not developed, if we are unable to have our products designed into these end user products, if the cost of these end-user products is too high, or the market for such end-user products contracts or fails to develop, the market for our batteries and battery systems would be expected similarly to contract or collapse. Our customers operate in extremely competitive industries, and competition to supply their needs focuses on delivering sufficient power and capacity in a cost, size and weight efficient package. The ability of our customers to adopt new battery technologies will depend on many factors outside of our control. For example, in the automotive industry, we depend on our customers' ability to develop HEV, PHEV and EV platforms that gain broad appeal among end users.

        Many other factors outside of our control may also affect the demand for our batteries and battery systems and the viability of widespread adoption of advanced battery applications, including:

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  performance and reliability of battery power products compared to conventional and other non-battery energy sources and products;

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  success of alternative battery chemistries, such as nickel-based batteries, lead-acid batteries and conventional lithium-ion batteries and the success of other alternative energy technologies, such as fuel cells and ultra capacitors;

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  end-users' perceptions of advanced batteries as relatively safe and reliable energy storage solutions, which could change over time if alternative battery chemistries prove unsafe or become the subject of significant product liability claims and negative publicity is generated on the battery industry as a whole;

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  cost-effectiveness of our products compared to products powered by conventional energy sources and alternative battery chemistries;

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  availability of government subsidies and incentives to support the development of the battery power industry;

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  fluctuations in economic and market conditions that affect the cost of energy stored by batteries, such as increases or decreases in the prices of electricity;

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  continued investment by the federal government and our customers in the development of battery powered applications;

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  heightened awareness of environmental issues and concern about global warming and climate change; and

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  regulation of energy industries.

Adverse business or financial conditions affecting the automotive industry may have a material adverse effect on our development and marketing partners and our battery business.

        We have entered into agreements relating to joint design and development efforts with several automotive manufacturers and tier 1 suppliers regarding their HEV, PHEV and EV development efforts. Certain of these manufacturers and suppliers have in recent years experienced static or reduced revenues, increased costs, net losses, loss of market share, labor issues and other business and financial challenges. Adverse business or financial conditions affecting individual automotive manufacturers or tier 1 suppliers or the automotive industry generally, including potential bankruptcies, as well as market disruption that could result from future consolidation in the automotive industry, could have a material adverse effect on our business. Automotive manufacturers may discontinue or delay their planned introduction of HEVs, PHEVs or EVs as a result of adverse changes in their financial condition or other factors. Automotive manufacturers may also seek alternative battery systems from other suppliers which may be more cost-effective or require fewer modifications in standard manufacturing processes than our products. We may also experience delays or losses with respect to the collection of payments due from customers in the automotive industry experiencing financial difficulties.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

        We increased our number of full-time employees from 227 at December 31, 2006 to 904 at December 31, 2007, and our revenue increased from $34.3 million in 2006 to $41.3 million in 2007. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial, information technology and other resources. We intend to further expand our overall business, customer base, headcount and operations both domestically and internationally. Expanding a global organization and managing a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our operating results in any particular quarter.

Because we build our manufacturing capacity based on our projection of future design wins and supply agreements, our business revenue and profits will depend upon our ability to enter into and complete these agreements, successfully complete these expansion projects, achieve competitive manufacturing yields and drive volume sales consistent with our demand expectations.

        In order to fulfill the anticipated product delivery requirements of our customers, we invest in capital expenditures in advance of actual customer orders, based on estimates of future demand. We plan to continue the expansion of our manufacturing capacity across multiple product lines. The build-up of our internal manufacturing capabilities exposes us to significant upfront fixed costs. If market demand for our products does not increase as quickly as we have anticipated and align with our expanded manufacturing capacity, or if we fail to enter into and complete projected development and supply agreements, we may be unable to offset these costs and to achieve economies of scale, which could materially affect our business and operating results. Alternatively, if we experience sales in excess of our estimates, our installed capital equipment may be insufficient to support higher production volumes, which could harm our customer relationships and overall reputation. Our ability to meet such excess customer demand could also depend on our ability to raise additional capital and effectively scale our manufacturing operations.

        We utilize standard manufacturing equipment that we modify and customize in order to meet our production needs. While this equipment may be available from various suppliers, its procurement requires long lead times. Therefore, we may experience delays, additional or unexpected costs and other adverse events in connection with our capacity expansion projects, including those associated with potential delays in the procurement and customization of manufacturing equipment.

        If we are unable to achieve and maintain satisfactory production yields and quality as we expand our manufacturing capabilities, our relationships with certain customers and overall reputation may be harmed, and our sales could decrease.

We have relied to date on one customer for substantially all of our revenue, the loss of which would have a material adverse effect on our near-term results of operations, and our failure to expand our customer base could have a material adverse effect on our business in the longer term.

        Our strategic plan assumes that we will expand our revenue base through the acquisition of new customers in new and emerging markets; however, Black & Decker and its affiliates have represented 68% of our total revenue since inception through June 30, 2008 and represented 49% of our total revenue in the quarter ended June 30, 2008. If in the near term we were to lose Black & Decker as a customer, or if we were to lose revenue due to its inability or refusal to continue to purchase our batteries or pay our invoices, our business, results of operations and financial condition could be harmed. In addition, if in the future we are unable to acquire new customers or expand into new and emerging markets such as the transportation and electric grid services markets, we may not be able to expand our revenue base, and our business, results of operations and financial condition could be harmed.

Our financial results may vary significantly from period to period due to the long and unpredictable sales cycles for some of our products, the seasonality of certain end markets into which we sell our products, and changes in the mix of products we sell during a period, which may lead to volatility in our stock price.

        The size and timing of our revenue from sales to our customers is difficult to predict and is market dependent. Our sales efforts often require us to educate our customers about the use and benefits of our products, including their technical and performance characteristics. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle for us, typically many months. In some markets such as the transportation market, there is usually a significant lag time between the design phase and commercial production. We spend substantial amounts of time and money on our sales efforts and there is no assurance that these investments will produce any sales within expected time frames or at all. Given the potentially large size of battery development and supply contracts, the loss of or delay in the signing of a contract or a customer order could reduce significantly our revenue in any period. Since most of our operating and capital expenses are incurred based on the estimated number of design wins and their timing, they are difficult to adjust in the short term. As a result, if our revenue falls below our expectations or is delayed in any period, we may not be able to reduce proportionately our operating expenses or manufacturing costs for that period, and any reduction of manufacturing capacity could have long-term implications on our ability to accommodate future demand.

        Our profitability from period to period may also vary significantly due to the mix of products that we sell in different periods. While we have sold most of our products to date into the portable power tool market, as we expand our business we expect to sell new battery and battery system products into other markets and for other applications. These products are likely to have different cost profiles and will be sold into markets governed by different business dynamics. Consequently, sales of individual products may not necessarily be consistent across periods, which could affect product mix and cause gross and operating profits to vary significantly.

        In addition, since our batteries and battery systems are incorporated into our customers' products for sale into their respective end markets, our business is exposed to the seasonal demand that may characterize some of our customers' own product sales. Because many of our expenses are based on anticipated levels of annual revenue, our business and operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand.

        As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

If our products fail to perform as expected, we could lose existing and future business, and our ability to develop, market and sell our batteries and battery systems could be harmed.

        Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes. Despite testing, new and existing products have contained defects and errors and may in the future contain manufacturing or design defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which may adversely affect our business and our operating results.

        Our success in the transportation market depends, in part, on our ability to design, develop and commercially manufacture lithium-ion batteries in prismatic form for use in HEVs, PHEVs and EVs currently being developed and that may be developed in the future. The design and development of a lithium-ion battery in prismatic form for use in the automotive industry is complex, expensive, time-consuming and subject to rigorous quality and performance requirements. If we are unable to design, develop and commercially manufacture lithium-ion batteries in prismatic form that are accepted for use in the automotive industry, our business and operating results may be adversely affected.

We have identified material weaknesses in our internal control over financial reporting and if we fail to remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors' views of us.

        Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. For the years ended December 31, 2005, 2006, and 2007, we identified material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls. These material weaknesses were as follows:

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  we did not have an adequate number of personnel in our accounting and finance department with sufficient technical accounting expertise and, as a result, we could not evaluate in a timely manner the accounting implications of our business transactions; and

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  we did not design or maintain effective operating and information technology controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with accounting principles generally accepted in the United States, or GAAP.

        We are in the process of remediating the material weaknesses but have not yet completed our remediation efforts. We do not know the specific time frame needed to remediate the material weaknesses identified.

        Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. Moreover, these changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our products to new and existing customers. For a more detailed discussion of our material weaknesses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting."

If our warranty expense estimates differ materially from our actual claims, or if we are unable to estimate future warranty expense for new products, our business and financial results could be harmed.

        Our warranty for our products ranges from one to six years from the date of sale, depending on the type of product and its application. In the portable power market, we typically provide a warranty against certain potential manufacturing defects, which may cause high-rates of self-discharge, inaccurate voltage, and other product irregularities. In the electric grid services and transportation markets, we may also provide a warranty against a certain percentage decline in the initial power and energy density specifications of a particular product. Since we began selling our first products in the portable power market in the first quarter of 2006 and in the transportation market in the first quarter of 2007, and we have only recently shipped our first product in the electric grid services market, we have a limited product history on which to base our warranty estimates. Because of the limited operating history of our batteries and battery systems, our management is required to make assumptions and to apply judgment regarding a number of factors, including anticipated rate of warranty claims, the durability and reliability of our products, and service delivery costs. Our assumptions could prove to be materially different from the actual performance of our batteries and battery systems, which could cause us to incur substantial expense to repair or replace defective products in the future and may exceed expected levels against which we have reserved. If our estimates prove incorrect, we could be required to accrue additional expenses from the time we realize our estimates are incorrect and also face a significant unplanned cash burden at the time our customers make a warranty claim, which could harm our operating results.

        In addition, with our new products and products that remain under development, we will be required to base our warranty estimates on historical experience of similar products testing of our batteries and performance information learned during our development activities with the customer. If we are unable to estimate future warranty costs for any new product, we will be required to defer recognizing revenue for that product until we are able reasonably to estimate the associated warranty expense. As a result, our financial results could vary significantly from period-to-period.

Product liability or other claims could cause us to incur losses or damage our reputation.

        The risk of product liability claims and associated adverse publicity is inherent in the development, manufacturing, marketing and sale of batteries and battery systems. Certain materials we use in our batteries, as well as our batteries and battery systems, could, if used improperly, cause injuries to others. Improperly charging or discharging our batteries could cause fires. Any accident involving our batteries or other products could decrease or even eliminate demand for our products. Because some of our batteries are designed to be used in vehicles, and because vehicle accidents can cause injury to persons and damage to property, we are subject to a risk of claims for such injuries and damages. In addition, we could be harmed by adverse publicity resulting from problems or accidents caused by third party products that incorporate our batteries. For example, our business and operating results could be harmed by adverse publicity resulting from injury to persons or damage to property caused by a defective electronic system on a battery system manufactured by a third party that incorporates our batteries.

        Although we have product liability insurance for our products of up to an annual aggregate limit of $102 million, this may be inadequate to cover all potential product liability claims. In addition, while we often seek to limit our product liability in our contracts, such limits may not be enforceable or may be subject to exceptions. Any product recall or lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse affect on our business and financial condition. We may not be able to secure additional product liability insurance coverage on acceptable terms or at reasonable costs when needed. If we were to experience a large insured loss, it might exceed our coverage limits, or our insurance carriers could decline to further cover us or raise our insurance rates to unacceptable levels, any of which could impair our financial position and results of operations. A successful product liability claim against us could require us to pay a substantial monetary award. We cannot assure you that such claims will not be made in the future.

We are subject to financial and reputational risks due to product recalls resulting from product quality and liability issues.

        The risk of product recalls, and associated adverse publicity, is inherent in the development, manufacturing, marketing, and sale of batteries and battery systems. Our products and the products of third parties in which our products are a component are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur, and as demand increases for lighter and more powerful rechargeable batteries. At the same time, product quality and liability issues present significant risks. Product quality and liability issues may affect not only our own products but also the third-party products in which our batteries and battery systems are a component. Our efforts and the efforts of our development partners to maintain product quality may not be successful, and if they are not, we may incur expenses in connection with, for example, product recalls and lawsuits, and our brand image and reputation as a producer of high-quality products may suffer. Any product recall or lawsuit seeking significant monetary damages could have a material adverse effect on our business and financial condition. A product recall could generate substantial negative publicity about our products and business, interfere with our manufacturing plans and product delivery obligations as we seek to replace or repair affected products, and inhibit or prevent commercialization of other future product candidates. Although we do have product liability insurance, we do not have insurance to cover the costs associated with a product recall and the expenses we would incur in connection with a product recall could have a material adverse affect on our operating results.

We depend on third parties to deliver raw materials, parts, components and services in adequate quality and quantity in a timely manner and at a reasonable price.

        Our manufacturing operations depend on obtaining raw materials, parts and components, manufacturing equipment and other supplies including services from reliable suppliers in adequate quality and quantity in a timely manner. It may be difficult for us to substitute one supplier for another, increase the number of suppliers or change one component for another in a timely manner or at all due to the interruption of supply or increased industry demand. This may adversely affect our operations. The prices of raw materials, parts and components and manufacturing equipment may increase due to changes in supply and demand. In addition, currency fluctuations and the continued weakening of the U.S. dollar against foreign currencies may adversely affect our purchasing power for raw materials, parts and components and manufacturing equipment from foreign suppliers.

        We depend on sole source suppliers or a limited number of suppliers for certain key raw materials and component parts used in manufacturing and developing our products. We generally purchase raw materials pursuant to purchase orders placed from time to time and have no long-term contracts or other guaranteed supply arrangements with our sole or limited source suppliers. Therefore, our operating margins may be impacted by price fluctuations in the commodities we use as raw materials in our batteries. As a result, our suppliers may not be able to meet our requirements relative to specifications and volumes for key raw materials, and we may not be able to locate alternative sources of supply at an acceptable cost. In the past, we have experienced delays in product development due to the delivery of raw materials from our suppliers that do not meet our specifications. In addition, if a sole source supplier ceased to continue to produce a component with little or no notice to us, our business could be harmed. Any future inability to obtain high quality raw materials or manufacturing equipment in sufficient quantities on competitive pricing terms and on a timely basis, due to global supply and demand or a dispute with a supplier, may delay battery production, impede our ability to fulfill existing or future purchase orders and harm our reputation and profitability.

Our failure to raise additional capital necessary to expand our operations and invest in our products and manufacturing facilities could reduce our ability to compete successfully.

        We may require additional capital in the future and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

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  develop or enhance our products or introduce new products;

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  continue to expand our development, sales and marketing and general and administrative organizations and manufacturing operations;

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  attract top-tier companies as customers or as our technology and product development partners;

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  acquire complementary technologies, products or businesses;

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  expand our operations, in the United States or internationally;

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  expand and maintain our manufacturing capacity;

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  hire, train and retain employees; or

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  respond to competitive pressures or unanticipated working capital requirements.

Our principal competitors have, and any future competitors may have, greater financial and marketing resources than we do, and they may therefore develop batteries or other technologies similar or superior to ours or otherwise compete more successfully than we do.

        Competition in the rechargeable battery industry is intense. The industry consists of major domestic and international companies, most of which have existing relationships in the markets into which we sell as well as financial, technical, marketing, sales, manufacturing, scaling capacity, distribution and other resources and name recognition substantially greater than ours. These companies may develop batteries or other technologies that perform as well as or better than our batteries. We believe that our primary competitors are existing suppliers of cylindrical lithium-ion, nickel cadmium, nickel metal-hydride and in some cases, non-starting/lighting/ignition lead-acid batteries. These suppliers include Sanyo Electric Co., Ltd., or Sanyo, Matsushita Industrial Co., Ltd. (Panasonic), or Matsushita (Panasonic), Sony Corporation, or Sony, BYD Auto Co. Ltd., or BYD, LG Chem. Ltd., or LG, Valence Technology Inc., or Valence, Altair Nanotechnologies, Inc., or Altairnano, and Samsung Electronics Co., Ltd., or Samsung, as well as numerous lead-acid manufacturers throughout the world. We will also compete with suppliers of lithium-ion batteries in prismatic form, including LG, Toshiba Corporation, or Toshiba, EnerDel Inc., or EnerDel, and Altairnano. A number of our competitors have existing and evolving relationships with our target customers. For example, it was recently announced that NEC Corporation, or NEC, and Nissan Motor Co., Ltd. entered into a joint venture to develop lithium-ion batteries in prismatic form, Sanyo and Volkswagen AG agreed to develop lithium-ion batteries for hybrid vehicles, Sanyo already provides nickel metal hydride batteries for Ford Motor Company, or Ford, and Honda Motor Co., Ltd., and Toyota Motor Corporation, or Toyota, and Matsushita (Panasonic) are engaged in a joint venture to make batteries for hybrid vehicles. In addition, we expect new competitors will enter the markets for our products in the future. Potential customers may choose to do business with our more established competitors, because of their perception that our competitors are more stable, are more likely to complete various projects, can scale operations more quickly, have greater manufacturing capacity, are more likely to continue as a going concern and lend greater credibility to any joint venture. If we are unable to compete successfully against manufacturers of other batteries or technologies in any of our targeted applications, our business could suffer, and we could lose or be unable to gain market share.

Our working capital requirements involve estimates based on demand expectations and may decrease or increase beyond those currently anticipated, which could harm our operating results and financial condition.

        In order to fulfill the product delivery requirements of our customers, we plan for working capital needs in advance of customer orders. As a result, we base our funding and inventory decisions on estimates of future demand. If demand for our products does not increase as quickly as we have estimated, our inventory and expenses could rise, and our business and operating results could suffer. Alternatively, if we experience sales in excess of our estimates, our working capital needs may be higher than those currently anticipated. Our ability to meet this excess customer demand depends on our ability to arrange for additional financing for any ongoing working capital shortages, since it is likely that cash flow from sales will lag behind these investment requirements.

We may not be able to successfully recruit and retain skilled employees, particularly scientific, technical and management professionals.

        We believe that our future success will depend in large part on our ability to attract and retain highly skilled technical, managerial and marketing personnel who are familiar with our key customers and experienced in the battery industry. We plan to continue to expand our work force both domestically and internationally. Industry demand for such employees, especially employees with experience in battery chemistry and battery manufacturing processes, however, exceeds the number of personnel available, and the competition for attracting and retaining these employees is intense. This competition will intensify if the advanced battery market continues to grow, possibly requiring increases in compensation for current employees over time. We compete in the market for personnel against numerous companies, including larger, more established competitors who have significantly greater financial resources than we do and may be in a better financial position to offer higher compensation packages to attract and retain human capital. We cannot be certain that we will be successful in attracting and retaining the skilled personnel necessary to operate our business effectively in the future. Because of the highly technical nature of our batteries and battery systems, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results.

Our future success depends on our ability to retain key personnel.

        Our success will depend to a significant extent on the continued services of our senior management team, and in particular David Vieau, our chief executive officer, and Gilbert N. Riley, Jr., our chief technical officer. The loss or unavailability of either of these individuals could harm our ability to execute our business plan, maintain important business relationships and complete certain product development initiatives, which could harm our business. We do not have agreements requiring any of our senior management team to remain with our company. In addition, each of these individuals could terminate his or her relationship with us at any time, and we may be unable to enforce any applicable employment or non-compete agreements.

If we do not continue to form and maintain economic arrangements with original equipment manufacturers, or OEMs, to commercialize our products, our profitability could be impaired.

        Our business strategy requires us to integrate the design of our products into products being developed by OEMs, and therefore to identify acceptable OEMs and enter into agreements with them. In addition, we will need to meet their requirements and specifications by developing and introducing new products and enhanced or modified versions of our existing products on a timely basis. OEMs often require unique configurations or custom designs for batteries or battery systems which must be developed and integrated into a product well before the product is launched. This development process requires not only substantial lead time between the commencement of design efforts for a customized battery system and the commencement of volume shipments of the battery systems to the customer, but also the cooperation and assistance of the OEMs in order to determine the requirements for each specific application. Technical problems may arise that affect the acceptance of our product by OEMs. If we are unable to design and develop products that meet OEMs' requirements, we may lose opportunities to obtain purchase orders, and our reputation may be damaged. In addition, we may not receive adequate assistance from OEMs to successfully commercialize our products, which could impair our profitability.

Declines in product prices may adversely affect our financial results.

        Our business is subject to intense price competition worldwide, which makes it difficult for us to maintain product prices and achieve adequate profits. Such intense price competition may adversely affect our ability to achieve profitability, especially during periods of decreases in demand. In addition, because of their purchasing size, our larger automotive customers can influence market participants to compete on price terms. If we are not able to offset pricing reductions resulting from these pressures by improved operating efficiencies and reduced expenditures, those pricing reductions may have an adverse impact on our business.

We are currently implementing a new software platform. If this transition is not successful, our business and operations could be disrupted and our operating results could be harmed.

        We are currently implementing a new software platform to assist us in the management of our business. We are in the process of implementing the financial and inventory control modules in our company on a global basis. We cannot be sure that the project will be fully implemented on a timely basis, if at all. If we do not successfully implement this project, our operations may be disrupted and our operating results could be harmed. In addition, the new system may not operate as we expect it to, and we may be required to expend significant resources to find an alternative source for performing these functions.

Our inability to effectively and quickly transfer, replicate and scale our new product manufacturing processes and systems from our facility in Massachusetts to our manufacturing facilities in locations where manufacturing costs are lower, could adversely affect our results of operations.

        Under our manufacturing model, we develop and establish manufacturing processes and systems for the production of low volumes of our new products in our facility in Hopkinton, Massachusetts. As demand increases for a product, we transfer these processes and systems to, and replicate and scale these processes and systems in our Chinese or other lower cost manufacturing facilities. If we are unable to effectively and quickly transfer, replicate and scale these manufacturing processes and systems, we may be unable to meet our customers' product quality and quantity requirements and lower our costs of goods sold and our results of operations could be adversely affected.

        In addition, our costs of goods sold for some of our new products exceed the purchase price for that product paid to us by our customers. If we are unable to decrease unit production costs for these products by increasing volumes, improving the manufacturing process, reducing transportation and handling costs or obtaining lower cost raw materials or component parts, we will not realize a profit from these products and our business will be harmed.

Problems in our manufacturing and assembly processes could limit our ability to produce sufficient batteries to meet the demands of our customers.

        Regardless of the process technology used, the manufacturing and assembly of safe, high-power batteries and battery systems is a highly complex process that requires extreme precision and quality control throughout a number of production stages. Because we outsource the manufacturing and assembly of one battery model and certain battery systems, we are unable to directly control delivery schedules, quality assurance, manufacturing yields and production costs. Any defects in battery packaging, impurities in the electrode materials used, contamination of the manufacturing environment, incorrect welding, excess moisture, equipment failure or other difficulties in the manufacturing process could cause batteries to be rejected, thereby reducing yields and affecting our ability to meet customer expectations.

        As we have scaled up our production capacity, we have experienced production problems that limited our ability to produce a sufficient number of batteries to meet the demands of one of our customers. If these or other production problems recur and we are unable to resolve them in a timely fashion, our business could suffer and our reputation may be harmed.

Our failure to cost-effectively manufacture our batteries and battery systems in quantities which satisfy our customers' demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us.

        We manufacture a substantial percentage of our products rather than relying upon third-party outsourcing. To be successful, we must cost-effectively manufacture commercial quantities of our complex batteries and battery systems that meet our customer specifications for quality and timely delivery. To facilitate the commercialization of our products, we will need to further reduce our manufacturing costs, which we intend to do by working with manufacturing partners and by improving our manufacturing and development operations in our wholly-owned operations in China. We manufacture our batteries and assemble our products in China, Korea and Massachusetts. We depend on the performance of our manufacturing partners, as well as our own manufacturing operations, to manufacture and deliver our products to our customers. If we or any of our manufacturing partners are unable to manufacture products in commercial quantities on a timely and cost-effective basis, we could lose our customers and be unable to attract future customers.

        In addition, we have recently begun to shift most of our battery assembly and all of our battery system manufacturing from contract manufacturing to in-house manufacturing, so our in-house experience with battery assembly and battery system manufacturing is limited.

We may be unable to complete or integrate acquisitions effectively, which may adversely affect our growth, profitability and results of operations.

        Acquisitions of businesses and assets have played a role in our growth. In the past three years, we have completed three acquisitions. However, we cannot be certain that we will be able to continue to identify attractive acquisition targets, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Additionally, we may not be successful in integrating acquired businesses into our existing operations and achieving projected synergies. Competition for acquisition opportunities in the various industries in which we operate may rise, thereby increasing our costs of making acquisitions or causing us to refrain from making further acquisitions. These and other acquisition-related factors could negatively and adversely impact our growth, profitability and results of operations.

Laws regulating the manufacture or transportation of batteries may be enacted which could result in a delay in the production of our batteries or the imposition of additional costs that could harm our ability to be profitable.

        Laws and regulations exist today, and additional laws and regulations may be enacted in the future, which impose environmental, health and safety controls on the storage, use and disposal of certain chemicals and metals used in the manufacture of lithium-ion batteries. Complying with any laws or regulations could require significant time and resources from our technical staff and possible redesign of one or more of our products, which may result in substantial expenditures and delays in the production of one or more of our products, all of which could harm our business and reduce our future profitability. The transportation of lithium and lithium-ion batteries is regulated both domestically and internationally. Compliance with these regulations, when applicable, increases the cost of producing and delivering our products.

We depend on contracts with the U.S. government and its agencies or on subcontracts with the U.S. government's prime contractors for revenue and research grants to develop some of our products, and our failure to retain current or obtain additional contracts could preclude us from achieving our anticipated levels of revenue growth and profitability, and could delay or halt certain research and development programs.

        Our ability to develop and market some of our products depends upon maintaining our U.S. government contract revenue and research grants, which are recorded as incremental revenue and an offset to our research and development expenses, respectively. Many of our U.S. government contracts are funded incrementally, with funding decisions made on an annual basis. Approximately 9.7% of our total revenue and 31.6% of our research and development expenses during the year ended December 31, 2007 were derived from government contracts and subcontracts. Changes in government policies, priorities or programs that result in budget reductions could cause the government to cancel existing contracts or eliminate follow-on phases in the future which would severely inhibit our ability to successfully complete the development and commercialization of some of our products. In addition, there can be no assurance that, once a government contract is completed, it will lead to follow-on contracts for additional research and development, prototype build and test or production. Furthermore, there can be no assurance that our

U.S. government contracts or subcontracts will not be terminated or suspended in the future. In the event that any of our government contracts are terminated for cause, our research expenses and profitability would be affected, and our ability to obtain future government contracts would be hindered, possibly affecting the development of new technologies and products.

Because of the research funding we receive from U.S. government entities and our government business initiatives, we are subject to U.S. federal government audits and other regulation, and our failure to satisfy audit requirements or comply with applicable regulations could subject us to material adjustments or penalties that could negatively impact our business. In addition, the U.S. government has certain rights relating to our intellectual property.

        The accuracy and appropriateness of our direct and indirect costs and expenses under our contracts with the U.S. government are subject to extensive regulation and audit by appropriate agencies of the U.S. government. These agencies have the right to challenge our cost estimates or allocations with respect to any such contract. Additionally, substantial portions of the payments to us under U.S. government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Adjustments that result from inquiries or audits of our contracts could have a material adverse impact on our financial condition or results of operations. Since our inception, we have not experienced any material adjustments as a result of any inquiries or audits, but there can be no assurance that our contracts will not be subject to material adjustments in the future.

        As we grow our government business, we may also need to comply with U.S. laws regulating the export of our products, particularly in our government business. We cannot be certain of our ability to obtain any licenses required to export our products or to receive authorization from the U.S. federal government for international sales or domestic sales to foreign persons. Moreover, the export regimes and the governing policies applicable to our business are subject to change. Our failure to comply with these and other applicable regulations, rules and approvals could result in the imposition of penalties, the loss of our government contracts or our suspension or debarment from contracting with the federal government generally, any of which would harm our business, financial condition and results of operations.

Our ability to sell our products to our direct, OEM and tier 1 supplier customers depends in part on the quality of our engineering and customization capabilities, and our failure to offer high quality engineering support and services could have a material adverse effect on our sales and operating results.

        A high level of support is critical for the successful marketing and sale of our products. The sale of our batteries and battery systems is characterized by significant co-development and customization work in certain applications. This development process requires not only substantial lead time between the commencement of design efforts for a customized battery system and the commencement of volume shipments of the battery systems to the customer, but also the cooperation and assistance of the OEMs to determine the requirements for each specific application. Once our products are designed into an OEM or tier 1 supplier customer's products or systems, the OEM or tier 1 supplier customer depends on us to resolve issues relating to our products. If we do not effectively assist our OEM or tier 1 supplier customers in customizing, integrating and deploying our products in their own systems or products, or if we do not succeed in helping them quickly resolve post-deployment issues and provide effective ongoing technical support, our ability to sell our products would be adversely affected.

        In addition, while we have supply and co-development agreements with customers located in different regions of the world, we do not have a globally distributed engineering support and services organization. Currently, any issue resolution related to our products, system deployment or integration is channeled back to our energy solutions group in Hopkinton, Massachusetts and Livonia, Michigan, from which engineers and support personnel are deployed. As we grow our business with our existing customers and beyond the markets into which we currently sell our battery technologies, we may need to increase the size of our engineering support teams and deploy them closer to our customers. Our inability to deliver a consistent level of engineering support and overall service as we expand our operations could have a material adverse effect on our business and operating results. Moreover, despite our internal quality testing, our products may contain manufacturing or design defects or exhibit performance problems at any stage of their lifecycle. These problems could result in expensive and time-consuming design modifications and impose additional needs for engineering support and maintenance services as well as significant warranty charges.

Our past and future operations may lead to substantial environmental liability.

        The handling and use of some of the materials used in the development and manufacture of our products are subject to federal, state and local environmental laws, as well as environmental laws in other jurisdictions in which we operate. Under applicable environmental laws, we may be jointly and severally liable with prior property owners for the treatment, cleanup, remediation and/or removal of any hazardous substances discovered at any property we use. In addition, courts or government agencies may impose liability for, among other things, the improper release, discharge, storage, use, disposal or transportation of hazardous substances. If we incur any significant environmental liabilities, our ability to execute our business plan and our financial condition would be harmed.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events, including widespread public health problems.

        Our headquarters, including sales offices and research and development centers, is located in Massachusetts. We also operate manufacturing, logistics, sales and research and development facilities in Michigan, China, Korea and Canada. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses or other events occur, or our information system or communications network breaks down or operates improperly, our facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. We may incur expenses relating to such damages. In addition, a renewed outbreak of SARS, avian flu, or another widespread public health problem in China could have a negative effect on our operations.

Risks Related to Intellectual Property

Third parties have asserted that they own or control patents that are infringed by our products.

        We are presently involved in two related patent litigations with Hydro-Québec involving certain patents it has licensed from The University of Texas, or UT, related to electrode materials used in lithium-ion batteries. After discussions with Hydro-Québec about the relevance of two of these patents to our products, we brought an action in the Federal District Court of Massachusetts seeking a declaratory judgment that our products do not infringe these two UT patents. In response, Hydro-Québec and the UT countersued us in the Federal Courts in Texas. Both cases were stayed pending re-examination of these patents by the U.S. Patent Office. The re-examination of one of these patents is complete, but the stay has been continued pending the re-examination of the other patent. For a more detailed discussion of our patent litigation, see "Business—Legal Proceedings."

        We believe that we have valid non-infringement defenses against both of these patents and that at least one of the patents is invalid. If we were to challenge the validity of any issued United States patent in court, we would need to overcome a presumption of validity that attaches to every patent. This burden is high and would require us to present clear and convincing evidence as to the invalidity of the patent's claims. There is no assurance that a court would find in our favor on infringement or validity and, if this case is not resolved in our favor, we may be required to pay substantial damages. In addition, an adverse ruling could cause us, and our customers, development partners and licensees, to stop, modify or delay activities in the United States such as research, development, manufacturing and sales of products based on technologies covered by these patents. We would need to develop products and technologies that design around these patents or obtain a license to the appropriate patent. There is no certainty that such design-arounds exist or if they exist that they would be commercially competitive, and there is no certainty that a license from the appropriate parties could be obtained. Also, the mere existence, and the uncertainty with respect to the ultimate outcome, of this patent litigation or any other patent litigation that we may become involved with, could cause our current and potential customers, development partners and licensees to stop, delay or avoid doing business with us or modify the extent to which they are willing to do business with us, and this loss or delay of business could harm our operating results and our ability to execute on our business plan.

Other parties may also bring intellectual property infringement claims against us which would be time-consuming and expensive to defend, and if any of our products or processes is found to be infringing, we may not be able to procure licenses to use patents necessary to our business at reasonable terms, if at all.

        Our success depends in part on avoiding the infringement of other parties' patents and proprietary rights. We may inadvertently infringe existing third-party patents or third-party patents issued on existing patent applications. In the United States and most other countries, patent applications are published 18 months after filing. As a result, there may be third-party pending patent applications of which we are unaware, and which we may infringe once they issue. These third parties could bring claims against us that, even if resolved in our favor, could cause us to incur substantial expenses and, if resolved against us, could cause us to pay substantial damages. Under some circumstances in the United States, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder. In addition, we may have, and may be required to, make representations as to our right to supply and/or license intellectual property and to our compliance with laws. Such representations are usually supported by indemnification provisions requiring us to defend our customers and otherwise make them whole if we license or supply products that infringe on third party technologies or violate government regulations. Further, if a patent infringement suit were brought against us, we and our customers, development partners and licensees could be forced to stop or delay research, development, manufacturing or sales of products based on our technologies in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with products based on our technologies. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property.

        Any successful infringement action brought against us may also adversely affect marketing of products based on our technologies in other markets not covered by the infringement action. Furthermore, we may suffer adverse consequences from a successful infringement action against us even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. As a result, any infringement action against us would likely harm our competitive position, be costly and require significant time and attention of our key management and technical personnel.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming.

        Competitors or others may infringe our patents. To counter infringement or unauthorized use, we may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover that technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

        Interference proceedings brought by the United States Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, during the course of this litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

        We may not prevail in any litigation or interference proceeding in which we are involved. Even if we do prevail, these proceedings can be expensive and distract our management.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

        Patent applications in the United States are maintained in secrecy until the patents are published or are issued. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions. We also cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued. Furthermore, if these patent applications issue, some foreign countries provide significantly less effective patent enforcement than in the United States.

        The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. Accordingly, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the near future will afford protection against competitors with similar technology. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our operations.

Our patents and other protective measures may not adequately protect our proprietary intellectual property.

        We regard our intellectual property, particularly our proprietary rights in our battery and battery system technology, as critical to our success. We have received a number of patents, and filed other patent applications, for various applications and aspects of our technology or processes and other intellectual property. In addition, we generally enter into confidentiality and invention agreements with our employees and consultants. Such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

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  our pending patent applications may not be granted for various reasons, including the existence of conflicting patents or defects in our applications;

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  the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;

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  parties to the confidentiality and invention agreements may have such agreements declared unenforceable or, even if the agreements are enforceable, may breach such agreements;

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  the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement prohibitive;

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  even if we enforce our rights aggressively, injunctions, fines and other penalties may be insufficient to deter violations of our intellectual property rights; and

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  other persons may independently develop proprietary information and techniques that are functionally equivalent or superior to our intellectual proprietary information and techniques but do not breach our patented or unpatented proprietary rights.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

        We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, contractors, consultants, outside scientific collaborators and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets or independently develop processes or products that are similar or identical to our trade secrets, and courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Associated With Doing Business Internationally and Specifically in China

Our substantial international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions.

        We have significant manufacturing facilities and operations in China and Korea that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. In addition, we expect to sell a significant portion of our products to customers located outside the United States. Risks inherent to international operations and sales, include, but are not limited to, the following:

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  difficulty in enforcing agreements, judgments and arbitration awards in foreign legal systems;

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  fluctuations in exchange rates may affect product demand and may adversely affect our profitability in U.S. dollars to the extent the cost of raw materials and labor is denominated in a foreign currency;

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  inability to obtain, maintain or enforce intellectual property rights;

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  changes in general economic and political conditions;

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  changes in foreign government regulations and technical standards, including additional regulation of rechargeable batteries, power technology, or the transport of lithium or phosphate, which may reduce or eliminate our ability to sell or license in certain markets;

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  requirements or preferences of foreign nations for domestic products could reduce demand for our products;

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  trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive; and

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  longer payment cycles typically associated with international sales and potential difficulties in collecting accounts receivable, which may reduce the future profitability of foreign sales.

        Our business in foreign jurisdictions requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends on our ability to succeed in different legal, regulatory, economic, social and political situations and conditions. We may not be able to develop and implement effective policies and strategies in each foreign jurisdiction where we do business. Also, each of the foregoing risks will likely take on increased significance as we implement plans to expand foreign manufacturing operations.

Since most of our products are manufactured in China and we own and lease manufacturing facilities in China, we face risks if China loses normal trade relations status with the United States.

        We manufacture and export our products from China and own and lease manufacturing facilities in China. Our products sold in the United States have normal trade relations status and are currently not subject to United States import duties. As a result of opposition to certain policies of the Chinese government and China's growing trade surpluses with the United States, there has been, and in the future may be, opposition to normal trade relations status with China. The loss of normal trade relations status for China, changes in current tariff structures or adoption in the United States of other trade policies adverse to China could have an adverse effect on our business.

        A change in exchange rates mandated by legislation could negatively impact the cost of imported raw materials and products.

        Furthermore, our business and operations may be adversely affected by deterioration of the diplomatic and political relationships between the United States and China. If the relationship between the United States and China were to materially deteriorate, it could negatively impact our ability to control our operations and relationships in China, enforce any agreements we have with Chinese partners or otherwise deal with any assets or investments we may have in China.

Our ongoing manufacturing operations in China are complex and having these remote operations may divert management's attention, lead to disruptions in operations, delay implementation of our business strategy and make it difficult to establish adequate management and financial controls in China.

        We have located most of our manufacturing operations in China. We may not be able to find or retain suitable employees in China and we may have to train personnel to perform necessary functions for our manufacturing, senior management and development operations. This may divert management's attention, lead to disruptions in operations and delay implementation of our business strategy, all of which could negatively impact our profitability.

        China has only recently begun to adopt management and financial reporting concepts and practices like those with which investors in the United States are familiar. We may have difficulty in hiring and retaining employees in China who have the experience necessary to implement the kind of management and financial controls that are expected of a United States public company. If we cannot establish and implement such controls, we may experience difficulty in collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet U.S. standards.

Because of the relative weakness of the Chinese legal system in general, and the intellectual property regime in particular, we may not be able to enforce intellectual property rights in China.

        The legal regime protecting intellectual property rights in China is weak. Because the Chinese legal system in general, and the intellectual property regime in particular, are relatively weak, it is often difficult to create and enforce intellectual property rights in China. Accordingly, we may not be able to effectively protect our intellectual property rights in China.

Enforcing agreements and laws in China is difficult and may be impossible because China does not have a comprehensive system of laws.

        We depend on our relationships with our Chinese manufacturing partners. In China, enforcement of contractual agreements may be sporadic, and implementation and interpretation of laws may be inconsistent. The Chinese judiciary is relatively inexperienced in interpreting agreements and enforcing China's laws, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment or an arbitration award by a court of another jurisdiction.

The government of China may change or even reverse its policies of promoting private industry and foreign investment, in which case our assets and operations may be at risk.

        Our existing and planned operations in China are subject to risks related to the business, economic and political conditions in China, which include the possibility that the central government of China will change or even reverse its policies of promoting private industry and foreign investment in China. The government of China has exercised and continues to exercise substantial control over virtually every section of the Chinese economy through regulation and state ownership. Many of the current reforms which support private business in China are of recent origin or provisional in nature. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities of per capita wealth among citizens of China and between regions within China, could also lead to further readjustment of the government's reform measures. It is not possible to predict whether the Chinese government will continue to be as supportive of private business in China, nor is it possible to predict how any future reforms will affect our business. For example, if the government were to limit the number of foreign personnel who could work in the country, substantially increase taxes on foreign businesses, eliminate export processing zones, restrict the transportation of goods in and out of the country, adopt policies favoring competitors or impose other restrictions on our operations, the impact may be significant.

Business practices in China and Korea may entail greater risk and dependence upon the personal relationships of senior management than is common in North America, and therefore some of our agreements with other parties in China and Korea could be difficult or impossible to enforce.

        The business cultures of China and Korea are, in some respects, different from the business cultures in Western countries and may present some difficulty for Western investors reviewing contractual relationships among companies in China and Korea and evaluating the merits of an investment. Personal relationships among business principals of companies and business entities in China and Korea are very significant in their business cultures. In some cases, because so much reliance is based upon personal relationships, written contracts among businesses in China and Korea may be less detailed and specific than is commonly accepted for similar written agreements in Western countries. In some cases, material terms of an understanding are not contained in the written agreement but exist as oral agreements only. In other cases, the terms of transactions which may involve material amounts of money are not documented at all. In addition, in contrast to Western business practices where a written agreement specifically defines the terms, rights and obligations of the parties in a legally-binding and enforceable manner, the parties to a written agreement in China or Korea may view that agreement more as a starting point for an ongoing business relationship which will evolve and require ongoing modification. As a result, written agreements in China or Korea may appear to the Western reader to look more like outline agreements that precede a formal written agreement. While these documents may appear incomplete or unenforceable to a Western reader, the parties to the agreement in China or Korea may feel that they have a more complete understanding than is apparent to someone who is only reading the written agreement without having attended the negotiations. As a result, contractual arrangements in China and Korea may be more difficult to review and understand.

The system of taxation in China is uncertain and subject to unpredictable change that could affect our profitability.

        We operate four of our factories in China, some of which are located in export processing zones where we receive tax benefits associated with doing business in these areas. Some tax rules are not published in China, and those that are published can be ambiguous and contradictory, leaving a considerable amount of discretion to local tax authorities. In addition, changes to these tax laws are frequent and may be unpredictable.

China changed its income tax law effective January 1, 2008, which leads to uncertainties on tax treatments, and no detailed guidance has been provided by the tax authorities on certain situations. Our earnings may be affected by tax adjustments to reflect such changes in the law.

        One of the tax benefits associated with doing business in export processing zones in China is that we receive reduced income taxes for three years, as well as reduced value added taxes, or VAT, and duty taxes. However, the tax holidays have been eliminated by the new income tax law and, depending on each entity's tax holiday status, such income tax benefits will expire at the end of 2012, at the latest.

        The China tax law is supplemented with detailed implementation rules and circulars. However, the interpretation of the rules may vary among local tax authorities. Under China income tax law, the government offers tax incentives to encourage foreign investments on selected industries. China levies a 10% withholding tax on dividends received from Chinese-foreign joint ventures. If we enter into a joint venture with a Chinese company as part of our strategy to reduce costs, such a joint venture may be considered a Chinese-foreign joint venture if more than 25% of its equity interests are owned by a foreign shareholder. The exemption on this withholding tax has been eliminated under the new income tax law.

It is uncertain whether we will be able to recover value-added taxes imposed by the Chinese taxing authority.

        China's turnover tax system consists of VAT, consumption tax and business tax. VAT is primarily imposed on import and sales of goods and certain services, such as repairing, processing and replacement. Export sales are exempt under VAT rules, and an exporter who incurs VAT on the purchase or manufacture of goods should be able to claim a refund from Chinese tax authorities. However, due to a reduction in the VAT export refund rate of some goods, exporters might bear part of the VAT they incurred in conjunction with the exported goods. In 2007, the tax authorities further reduced the VAT refund rate on certain goods related to exports. Our VAT expense will depend on our ability to pass on these additional VAT expenses to our local suppliers and customers.

Risks Related to this Offering and Ownership of Our Common Stock

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

        As a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements.

We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the exchange on which we list our shares of common stock issued in this offering. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically in recent years. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

        Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock approved for quotation on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after the offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

        The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

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  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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  fluctuations in our recorded revenue, even during periods of significant sales order activity;

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  changes in estimates of our financial results or recommendations by securities analysts;

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  failure of any of our products to achieve or maintain market acceptance;

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  product liability issues involving our products or our competitors' products;

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  changes in market valuations of similar companies;

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  success of competitive products or technologies;

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  changes in our capital structure, such as future issuances of securities or the incurrence of debt;

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  announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

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  regulatory developments in the United States, foreign countries or both;

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  litigation involving us, our general industry or both;

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  additions or departures of key personnel;

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  investors' general perception of us; and

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  changes in general economic, industry and market conditions.

        In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the "Underwriters" section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                  shares of common stock outstanding based on the number of shares outstanding as of                        , 2008. This includes the                  shares that we and the selling stockholders are selling in this offering, which may be resold in the public market immediately. The remaining                         shares, or            % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Market
shares, or %	On the date of this prospectus
shares, or %	90 days after the date of this prospectus
shares, or %
180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters; however, the representatives of the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time

        In addition, as of                        , 2008, there were                  shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately             million shares of our common stock as of                        , 2008, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans, including                  shares reserved for future issuance under our equity incentive plans. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $            in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in

the offering will have contributed      % of the total consideration paid by our stockholders to purchase shares of common stock. Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of June 30, 2008, 8,020,446 million shares of common stock were issuable upon exercise of outstanding stock options with a weighted average exercise price of $3.94 per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see the "Dilution" section of this prospectus.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds to us from this offering for capital expenditures, working capital, and other general corporate purposes, which may in the future include expansion of manufacturing facilities, investments in, or acquisitions of, complementary businesses, joint ventures, partnerships, services or technologies. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

        After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

        Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

  •
  authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

  •
  limiting the liability of, and providing indemnification to, our directors and officers;

  •
  limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

  •
  requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

  •
  controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

  •
  providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

  •
  limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office; and

  •
  providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

        As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

        These forward-looking statements are only predictions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We have described in the "Risk Factors" section and elsewhere in this prospectus the principal risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

        The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

        This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering will be approximately $             million and the net proceeds to the selling stockholders will be $             million, assuming an initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, and increase (decrease) the net proceeds to the selling stockholders from this offering by $             million, assuming the number of shares offered by us and the selling stockholders, as listed on the cover of this prospectus, remains the same.

        We intend to use the net proceeds to us from this offering for capital expenditures, working capital, repayment of approximately $2.3 million in debt and other general corporate purposes. We may also use a portion of the net proceeds to us to expand our business through acquisitions of other companies, assets or technologies. However, at this time we do not have any commitment to any specific acquisitions. In addition, we may choose to use a part of the net proceeds from this offering to repay outstanding borrowings under our revolving line of credit from time to time. As of June 30, 2008, we had $5.0 million outstanding under this revolving line of credit. The interest rate on the revolving line of credit is prime, which was 5.0% at June 30, 2008, plus 0.6%.

        Some of the other principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace, and provide liquidity to existing stockholders. A public market for our common stock will facilitate future access to public equity markets and enhance our ability to use our common stock as a means of attracting and retaining key employees and as consideration for acquisitions.

        We will have broad discretion in the way that we use the net proceeds of this offering. The amounts that we actually spend for the purposes described above may vary significantly and will depend, in part, on the timing and amount of our future revenue, our future expenses and any potential acquisitions that we may pursue. Pending the uses of the net proceeds of this offering as described above, we intend to invest the net proceeds of this offering in investment-grade, interest-bearing securities including corporate, financial institution, federal agency and U.S. government obligations. See "Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment."

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to use future earnings, if any, in the operation and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, recent and expected operating results, current and anticipated cash needs, and restrictions imposed by lenders, if any.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2008:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of all of our outstanding preferred stock and redeemable common stock into common stock upon the completion of this offering; and

  •
  on a pro forma basis as adjusted to give further effect to the issuance and sale by us of            shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Our capitalization following the closing of this offering will be adjusted based upon the actual initial public offering price and other terms of the offering determined at pricing. You should read the following table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

	As of June 30, 2008
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Total long-term debt, including current portion	$4,412	$4,412	$—

Preferred stock warrant liability	$1,423	$—	$—

Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, par value $0.001 per share, 8,312,087 shares authorized, 8,312,087 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	8,375	—	—
Series A-1 redeemable convertible preferred stock, par value $0.001 per share, 2,925,000 shares authorized, 2,925,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	4,348	—	—
Series B redeemable convertible preferred stock, par value $0.001 per share, 9,691,116 shares authorized, 9,623,750 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	19,995	—	—
Series C redeemable convertible preferred stock, par value $0.001 per share, 9,047,719 shares authorized, 8,988,389 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	30,279	—	—

	As of June 30, 2008
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Series D redeemable convertible preferred stock, par value $0.001 per share, 10,669,708 shares authorized, 10,669,708 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	69,935	—	—
Series E redeemable convertible preferred stock, par value $0.001 per share, 6,152,554 shares authorized, 6,152,553 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	102,001

Total convertible preferred stock	234,933	—	—

Redeemable common stock, par value $0.001 per share, 1,592,797 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	11,500	—	—

Stockholders' equity (deficit):
Series B-1 convertible preferred stock, par value $0.001 per share, 1,493,065 shares authorized, 1,493,065 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	1	—	—
Common stock, par value $0.001 per share, 98,407,203 shares authorized, 7,574,186 shares issued and outstanding, actual; 250,000,000 shares authorized, shares issued and outstanding, pro forma and 250,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	7	57	—
Additional paid-in capital	17,324	265,131	—
Accumulated other comprehensive loss	(287)	(287)	—
Accumulated deficit	(105,414)	(105,414)	—

Total stockholders' equity (deficit)	(88,369)	159,487	—

Total capitalization	$163,899	$163,899	$—

        A $1.00 increase (decrease) in the initial public offering price of $        per share would increase (decrease) total stockholders' equity in the pro forma as adjusted column by $             million, assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The table above does not include:

  •
  8,020,446 million shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2008 at a weighted average exercise price of $3.94 per share;

  •
  897,887 million shares of our common stock reserved as of June 30, 2008 for future issuance under our stock compensation plans; and

  •
  171,696 million shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2008, at a weighted average exercise price of $4.12 per share.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of                        , 2008, was $     million, or $        per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding, after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering.

        After giving effect to the sale by us of                        shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of                        , 2008 would have been approximately $     million, or $        per share of our common stock. This amount represents an immediate increase in our pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in our pro forma net tangible book value of $        per share to new investors purchasing shares of our common stock in this offering at the initial public offering price.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2008	$
Increase per share attributable to this offering

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	50,604,722	100%	$160,947,395	100%	$3.18
New investors

Total	50,604,722	100%	$160,947,395	100%	$3.18

        A $1.00 increase (decrease) in the initial public offering price of $        per share would increase (decrease) our pro forma net tangible book value per share after this offering by approximately $        and would increase (decrease) dilution per share to new investors by approximately $        , assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same. In addition, to the extent any outstanding options or warrants are exercised, new investors will experience further dilution.

        If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $        per share, representing an immediate increase to existing stockholders of $        per share and an immediate dilution of $        per share to new investors. If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

        The following table summarizes, as of                                    , 2008, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and new investors purchasing shares of our common stock

in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the total consideration paid to us by new investors by $     million and increase (decrease) the percent of total consideration paid to us by new investors by        % assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

        The number of shares purchased from us by existing stockholders is based on 57,331,535 shares of our common stock outstanding as of June 30, 2008 after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering. This number excludes:

  •
  8,020,446 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2008, at a weighted average exercise price of $3.94 per share;

  •
  897,887 shares of our common stock reserved as of June 30, 2008 for future issuance compensation plans; and

  •
  171,696 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2008, at a weighted average exercise price of $4.12 per share.

        If all our outstanding stock options and outstanding warrants had been exercised as of                        , 2008, our pro forma net tangible book value as of                        , 2008 would have been approximately $     million or $        per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $        per share, representing dilution in our pro forma net tangible book value per share to new investors of $        .

        The sale of                        shares of our common stock to be sold by the selling stockholders in this offering will reduce the number of shares of our common stock held by existing stockholders to                        , or        % of the total shares outstanding, and will increase the number of shares of our common stock held by new investors to                        , or         % of the total shares of our common stock outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. We have derived the annual consolidated financial data from our audited financial statements, the last three years of which are included elsewhere in this prospectus. We have derived the interim consolidated financial data from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the information set forth therein. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	Year Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue
Product	$—	$—	$—	$28,346	$35,504	$16,795	$18,015
Research and development services	200	109	749	6,002	5,845	2,612	3,919

Total revenue	200	109	749	34,348	41,349	19,407	21,934

Cost of revenue
Product				28,960	38,320	16,116	23,797
Research and development services(1)				4,417	4,499	1,682	2,878

Total cost of revenue				33,377	42,819	17,798	26,675

Gross profit (loss)				971	(1,470)	1,609	(4,741)

Operating expenses
Research and development	2,461	3,945	11,164	8,851	13,241	6,365	15,094
Sales and marketing	—	315	862	1,537	4,307	1,750	3,606
General and administrative	1,002	1,608	3,000	6,129	13,336	4,712	8,831

Total operating expenses	3,463	5,868	15,026	16,517	30,884	12,827	27,531

Operating loss	(3,263)	(5,759)	(14,277)	(15,546)	(32,354)	(11,218)	(32,272)

Other income (expense)
Interest income	111	169	378	871	1,729	920	614
Interest expense	(23)	(19)	(422)	(641)	(716)	(254)	(407)
Gain on foreign exchange	—	—	—	—	502	328	76
Unrealized loss on preferred stock warrant liability	—	—	—	(362)	(57)	(54)	(759)

Other income (expense), net	88	150	(44)	(132)	1,458	940	(476)

	Year Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(in thousands, except per share data)
Loss before income taxes, minority interest and cumulative effect of change in accounting principle	(3,175)	(5,609)	(14,321)	(15,678)	(30,896)	(10,278)	(32,748)
Provision for income taxes	—	—	—	40	97	47	184

Loss before minority interest and cumulative effect of change in accounting principle	(3,175)	(5,609)	(14,321)	(15,718)	(30,993)	(10,325)	(32,932)
Minority interest	—	—	—	—	27	—	(63)
Cumulative effect of change in accounting principle	—	—	—	(57)	—	—	—

Net loss	(3,175)	(5,609)	(14,321)	(15,775)	(30,966)	(10,325)	(32,995)
Accretion to preferred stock	(35)	(34)	(35)	(26)	(35)	(16)	(20)

Net loss attributable to common stockholders	$(3,210)	$(5,643)	$(14,356)	$(15,801)	$(31,001)	$(10,341)	$(33,015)

Net loss per share attributable to common stockholders—basic and diluted
Loss per share attributable to common stockholders before cumulative effect of change in accounting principle	$(0.56)	$(0.98)	$(2.48)	$(2.64)	$(4.88)	$(1.65)	$(3.85)
Cumulative effect of change in accounting principle	—	—	—	(0.01)	—	—	—

Net loss per share attributable to common stockholders—basic and diluted	$(0.56)	$(0.98)	$(2.48)	$(2.65)	$(4.88)	$(1.65)	$(3.85)

Weighted average number of common shares outstanding	5,770	5,776	5,796	5,971	6,351	6,266	8,579

Pro forma net loss per share—basic and diluted					$(0.69)		$(0.63)

Pro forma weighted average common shares outstanding(2)					45,236		52,110

Other Operating Data:
Shipments (in Wh)(3)	—	—	—	20,016	32,010	12,118	15,423

(Footnotes on the following page)

	As of December 31,					As of June 30,
	2003	2004	2005	2006	2007	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,088	$19,305	$5,900	$9,484	$23,359	$104,334
Working capital	6,414	16,839	3,069	14,314	30,727	107,609
Total assets	7,800	24,667	18,562	47,668	105,146	212,032
Preferred stock warrant liability	—	—	—	694	664	1,423
Long-term debt, including current portion	—	156	3,623	5,404	6,071	4,412
Redeemable convertible preferred stock	12,540	32,560	32,595	62,884	132,914	234,933
Redeemable common stock	—	—	—	—	—	11,500
Total stockholders' deficit	(5,601)	(11,164)	(24,637)	(34,032)	(62,603)	(88,369)

(1)
In periods prior to 2006, we were a development stage company, and research and development costs of revenue were included in research and development operating expenses.

(2)
The pro forma weighted average common shares outstanding gives effect to the automatic conversion of all of our outstanding convertible preferred stock and redeemable common stock into common stock upon the closing of this offering.

(3)
We measure our product shipments in watt hours, or Wh, which refers to the aggregate amount of energy that could be delivered in a single complete discharge of a battery. We calculate watt hours for each of our battery models by multiplying the battery's amp hour, or Ah, storage capacity by the battery's voltage rating. For example, our 26650 battery is a 2.3 Ah battery that operates at 3.3 V, resulting in a 7.6 Wh rating. The Wh metric allows us and our investors to measure our manufacturing capacity and shipments, regardless of battery voltages and Ah specifications, utilizing a uniform and consistent metric.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

        The unaudited pro forma consolidated statement of operations for 2007 gives effect to our acquisition of Enerland Co., Ltd., or Enerland, as if it had occurred on January 1, 2007. We acquired 6.25% of the capital stock of Enerland of June 21, 2007 for $0.9 million. We acquired the remaining 93.75% of Enerland capital stock resulting in a total purchase price of $14.3 million in cash on August 31, 2007. Enerland was acquired for its expertise in prismatic lithium-ion battery technology. Following the acquisition, Enerland became a wholly-owned subsidiary. The unaudited pro forma consolidated statement of operations has been derived by the application of pro forma adjustments to our historical consolidated statement of operations, which is included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations is prepared based on available information and certain assumptions that we believe are reasonable. The unaudited pro forma statement of operations has been prepared in accordance with the rules and regulations of the SEC and is provided for comparison and analysis purposes only and should not be considered indicative of actual results that would have been achieved had our acquisition of Enerland actually been consummated on the date indicated and do not purport to be indicative of results of operations as of any future period. The unaudited pro forma statement of operations should be read in conjunction with the consolidated financial statements and notes thereto and other financial information presented elsewhere in this prospectus, including "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The unaudited pro forma consolidated statement of operations is based on the assumptions set forth in the notes thereto. The results of operations of Enerland since its acquisition on August 31, 2007 have been included in our consolidated statements of operations and all intercompany transactions have been eliminated.

	Year Ended December 31, 2007
	A123 Systems	Enerland(1)	Pro Forma Adjustments		Pro Forma Consolidation
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue
Product	$35,504	$7,988	$(32	)(2)	$43,460
Research and development services	5,845	—	—		5,845

Total revenue	41,349	7,988	(32)		49,305

Cost of revenue
Product	38,320	4,126	(28	)(2)	42,418
Research and development services	4,499	—	99	(2)(3)	4,598

Total cost of revenue	42,819	4,126	71		47,016

Gross profit (loss)	(1,470)	3,862	(103)		2,289
Operating expenses
Research and development	13,241	368	381	(3)	13,990
Sales and marketing	4,307	607	—		4,914
General and administrative	13,336	1,446	—		14,782

Total operating expenses	30,884	2,421	381		33,686

Operating (loss) income	(32,354)	1,441	(484)		(31,397)
Interest income	1,729	74	—		1,803
Interest (expense)	(716)	(197)	—		(913)
Gain on foreign exchange	502	—	—		502
Unrealized loss on preferred stock warrant liability	(57)	—	—		(57)

Other income (expense), net	1,458	(123)	—		1,335

(Loss) income before income taxes and minority interest	(30,896)	1,318	(484)		(30,062)
Provision for income taxes	97	—	—		97

(Loss) income before minority interest	(30,993)	1,318	(484)		(30,159)
Minority interest	27	(37)	—		(10)

Net (loss) income	(30,966)	1,281	(484)		(30,169)
Accretion to preferred stock	(35)	—	—		(35)

Net (loss) income attributable to common stockholders	$(31,001)	$1,281	$(484)		$(30,204)

	Year Ended December 31, 2007
	A123 Systems	Enerland(1)	Pro Forma Adjustments	Pro Forma Consolidation
	(in thousands, except per share data)
Net loss per share attributable to common stockholders—basic and diluted	$(4.88)			$(4.76)

Weighted average number of common shares outstanding:	6,351			6,351

Pro forma net loss per share—basic and diluted	$(0.69)			$(0.67)

Pro forma weighted average common shares outstanding	45,236			45,236

(1)
The historical financial information for Enerland is based on Enerland's unaudited financial information for the eight months ended August 31, 2007.

(2)
Prior to our acquisition of Enerland, we purchased products from Enerland included in our cost of revenue. Additionally, we sold our products to Enerland. These pro forma adjustments represent the elimination of these amounts for the period from January 1, 2007 through August 31, 2007.

(3)
These pro forma adjustments represent the additional amortization expense for the intangible assets acquired in connection with the Enerland acquisition as if our acquisition of Enerland occurred on January 1, 2007. We would have recognized additional amortization expense of $484,000 for the period from January 1, 2007 through August 31, 2007. Details are presented in the following table (Dollars in thousands):

	Pro Forma Adjustments
	Gross Carrying Amount	Weighted Estimated Useful Life (Years)	Year Ended December 31, 2007
Patented Technology	$1,850	4	$381
Customer Relationships	1,750	8	103

	$3,600		$484

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under "Risk Factors."

Overview

        We design, develop, manufacture and sell advanced, rechargeable lithium-ion batteries and battery systems. Our batteries and battery systems provide a combination of power, safety and life that we believe no other commercially available battery provides. Our target markets are the transportation, electric grid services and portable power markets.

        We market and sell our products primarily through a direct sales force. In the transportation market, we are focusing sales of our batteries and battery systems to automotive manufacturers either directly or through tier 1 suppliers. We work with automotive manufacturers directly to educate and inform them about the benefits of our technology for use in HEVs, PHEVs and EVs and are engaged in design and development efforts with several automotive manufacturers and tier 1 suppliers. At the same time, we work with tier 1 suppliers who are developing integrated solutions using our batteries. In the electric grid services market, our agreement with AES was initiated directly by our sales force. In the portable power market, our sales are made both directly and indirectly through distributors with key accounts managed by our sales personnel. Our direct sales force is currently based in the United States. We expect to expand our sales presence in Europe and Asia as our business in those regions continues to grow. We expect international markets to provide increased opportunities for our products.

        Our sales cycles vary by product and market segment. Most of our batteries and battery systems typically undergo a lengthy development and qualification period prior to commercial production. We expect that the total time from customer introduction to commercial production will range from three to five years depending on the specific product and market served. Our long and unpredictable sales cycles and the potential large size of battery supply and development contracts cause our period-to-period financial results to be susceptible to significant variability. Since most of our operating and capital expenses are incurred upfront based on the anticipated timing of estimated design wins and customer orders, the loss or delay of any such orders could have a material adverse effect on a period's results. The variability in our period-to-period results will also be driven by likely period-to-period variations in product mix and by the seasonality experienced by some of the end markets into which we sell our products.

        We have over 400,000 square feet of manufacturing facilities worldwide, where we mass produce our batteries, from raw powder to finished batteries and battery systems using both our facilities and third-party contractors. Our primary manufacturing facilities are located in Changzhou, China in an export processing zone approximately 100 miles west of Shanghai. We produce our prismatic batteries at our facilities in Icheon, Korea. We also have the capability to manufacture and assemble low volume battery modules and battery systems at our energy solutions group facility in Hopkinton, Massachusetts.

        We have been expanding our manufacturing capacity since inception, and we intend to further expand our manufacturing capacity by constructing more manufacturing lines. We believe that increases in production capacity have had, and will continue to have, a significant effect on our financial condition and results of operations. We have made and continue to make significant up-front investments in our manufacturing capacity, which negatively impact earnings and cash balances, but we expect these investments will increase our revenue in the long term.

        Our research and development efforts are focused on developing new products and improving the performance of existing products. We fund our research and development initiatives both from internal and external sources. From inception through June 30, 2008, we have invested in excess of $60 million into our research and development activities. As part of our development strategy, certain customers fund or partially fund research and development efforts to design and customize batteries and battery systems for their specific applications.

        We were incorporated in 2001, and we began selling our first products commercially in the first quarter of 2006. Since inception through June 30, 2008, we have generated $98.7 million in revenue, consisting of $81.9 million from battery sales and $16.8 million from research and development services. Our revenue has grown from $34.3 million for the year ended December 31, 2006 to $41.3 million for the year ended December 31, 2007, and from $19.4 million for the six months ended June 30, 2007 to $22.0 million for the six months ended June 30, 2008. Total shipments measured in Wh have increased from 20.0 million Wh for the year ended December 31, 2006 to 32.0 million Wh for the year ended December 31, 2007, and from 12.1 million Wh for the six months ended June 30, 2007 to 15.4 million Wh for the six months ended June 30, 2008.

        We have continued to experience significant losses since inception, as we have continued to invest significantly in anticipation of growth in our business. In particular, we have invested in product development and sales and marketing in order to meet product requirements of our target markets and to secure design wins that may lead to strong revenue growth. We have also invested in the expansion of our manufacturing capacity to meet anticipated demand and our battery systems capabilities to provide battery systems solutions to our customers. We have funded these activities through private placements of capital stock and, to a lesser extent, with borrowings under notes payable and a revolving line of credit. As of June 30, 2008, we had an accumulated deficit of $105.4 million. As our business grows, the key factors to improving our financial performance will be revenue growth and revenue diversification into the transportation and electric grid services markets. Our revenue growth and revenue diversification will depend on our ability to secure design wins in the transportation and electric grid services markets. Higher revenue will also impact gross profit positively as higher production volumes will provide for increased absorption of manufacturing overhead and will reduce, on a percentage basis, the costs associated with increasing our production capacity.

Acquisitions

        On August 31, 2007, we acquired the outstanding capital stock of Enerland Co., Ltd. of South Korea, or Enerland, a battery company, for $14.3 million in cash. The purchase price was financed from the proceeds received from a private placement of preferred stock in August 2007.

        On February 23, 2007, we acquired substantially all of the assets of 2080418 Ontario Inc., d/b/a Hymotion, or Hymotion, which develops the Hymotion Battery Range Extender Module for converting HEVs to PHEVs. The aggregate purchase price of $0.4 million consisted of approximately $0.3 million of assumed liabilities and $0.1 million of directly related acquisition costs.

        On January 9, 2006, we acquired all of the outstanding capital stock of T/J Technologies, Inc., a company that provided contract research to various departments of the U.S. government. The aggregate purchase price of $6.8 million consisted of cash of $1.6 million, 1.5 million shares of our series B-1 convertible preferred stock, valued at $5.2 million, and transaction costs of $0.1 million.

Financial Operations Overview

  Revenue

        We derive revenue from product sales and research and development services.

         Product Revenue.    Product revenue is derived from the sale of our batteries and battery systems. Through June 30, 2008, product revenue represented 83% of our total revenue.

        Our revenue is concentrated with a single customer and its affiliates. Since 2006, we have supplied batteries to Black & Decker and its affiliates for their portable power tools. Sales to Black & Decker and its affiliates accounted for 82%, 66% and 49% of our total revenue for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008, respectively. We expect sales to Black & Decker and its affiliates will become a smaller percentage of our total sales due to revenue growth and diversification.

         Research and Development Services Revenue.    Research and development services revenue is derived from contracts awarded by the U.S. federal government, other government agencies and commercial customers. These activities range from pure research, in which we investigate design techniques on new battery technologies at the request of a government agency or commercial customer, to custom development projects in which we are paid to enhance or modify an existing product or develop a new product to meet a customer's specifications. We expect to continue to perform funded research and development work and to use the technology developed to advance our new product development efforts. We expect that revenue from research and development services will vary period to period depending on the timing of cash payments received and, if applicable, the achievement of milestones. We expect that research development services revenue will decrease as a percentage of our total revenue due to the expected increase in product revenue.

         Deferred Revenue.    Deferred revenue represents shipments of product sales and research and development services for which we have not recognized revenue. We record deferred revenue for product sales and research and development services in several different circumstances. These circumstances include (i) products delivered or services performed but other revenue recognition criteria have not been satisfied (ii) payments received in advance of products being delivered or services being performed and (iii) when all other revenue recognition criteria have been met, but we are not able to reasonably estimate the warranty expense. Deferred revenue includes customer deposits and up front fees associated with research and development arrangements. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is classified as long-term deferred revenue. Deferred revenue will vary depending on the timing and amount of cash receipts from customers and can vary significantly depending on specific contractual terms. As a result, deferred revenue is likely to fluctuate from period to period. As of June 30, 2008, deferred revenue was $15.4 million, compared to $4.3 million at December 31, 2007. The increase in deferred revenue was primarily related to payments received in advance of products being delivered or services being performed.

  Cost of Revenue and Gross Profit

        Cost of product revenue includes the cost of raw materials, labor and outside processing fees that are required for the development and manufacture of our products, as well as manufacturing overhead costs, inventory obsolescence charges, warranty costs and costs associated with increasing our production capacity. Raw material costs, which are our most significant cost item over the past two years, have historically been stable, but increasing energy costs for some of our materials are expected to increase this cost. This increase may be partially offset by process innovation, dual sourcing of materials and increased volume as we achieve better economies of scale. We incur costs associated with unabsorbed manufacturing expenses prior to a factory being qualified for commercial production. We expect these unabsorbed manufacturing costs, which include certain personnel, rent, utilities, materials, testing and depreciation costs, to increase in absolute dollars and as a percentage of revenue in the near term, and we expect these costs to decrease as a percentage of revenue as a result of higher revenue.

        Cost of research and development services revenue includes the direct labor costs of engineering resources committed to funded research and development contracts, as well as third-party consulting, and associated direct material costs. Additionally, we include overhead expenses such as occupancy costs associated with the project resources, engineering tools and supplies and program management expense.

        Our gross profit as a percentage of revenue is affected by a number of factors, including the mix of products sold, customer diversification, the mix between product revenue and research and development services revenue, average selling prices, foreign exchange rates, our actual manufacturing costs and costs associated with increasing production capacity until full production is achieved. As we continue to grow and build out our manufacturing capacity, and as new product designs come into production, our gross profit will continue to fluctuate from period to period. In addition, we currently manufacture initial production quantities of battery systems at our Hopkinton, Massachusetts facility. We plan to transfer the manufacture of these systems to our lower cost manufacturing facilities in Asia.

  Operating Expenses

        Operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel-related expenses comprise the most significant component of these expenses. We expect to continue to hire a significant number of new employees in order to support our anticipated growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue.

         Research and Development Expenses.    Research and development expenses consist primarily of expenses for personnel engaged in the development of new products and the enhancement of existing products. These expenses also consist of lab materials, quality assurance activities and facilities costs and other related overhead. We expense all of our research and development costs as they are incurred. In the near term, we expect research and development expenses to increase in large part due to personnel-related expenses as we seek to hire additional employees, as well as contract-related expenses as we continue to invest in the development of our products. Research and development expense is reported net of any funding received under contracts with governmental agencies and commercial customers that are considered to be cost sharing arrangements with no contractually committed deliverable. Accordingly, we expect that our research and development expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long term.

         Sales and Marketing Expenses.    Sales and marketing expenses consist primarily of personnel-related expenses, travel and other out-of-pocket expenses for marketing programs, such as trade shows, industry conferences, marketing materials and corporate communications, and facilities costs and other related overhead. We intend to hire additional sales personnel, initiate additional marketing programs and build additional relationships with resellers, systems integrators and strategic partners on a global basis. Accordingly, we expect that our sales and marketing expenses will continue to increase in absolute dollars but decrease as a percentage of revenue in the long term.

         General and Administrative Expenses.    General and administrative expenses consist primarily of personnel-related expenses related to our executive, legal, finance, human resource and information technology functions, as well as fees for professional services and allocated facility overhead expenses. Professional services consist principally of external legal, accounting, tax, audit and other consulting services. We expect general and administrative expenses to increase as we incur additional costs related to operating as a publicly-traded company, including increased audit and legal fees, costs of compliance with securities, corporate governance and other regulations, investor relations expenses and higher insurance premiums, particularly those related to director and officer insurance. In addition, we expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business.

         Other Income (Expense), Net.    Other income (expense), net consists primarily of interest income on cash balances, interest expense on borrowings, change in fair value of preferred stock warrants and foreign currency-related gains and losses. We have historically invested our cash in money market investments. Our interest income will vary each reporting period depending on our average cash balances during the period and the current level of interest rates. Similarly, our foreign currency-related gains and losses will also vary depending upon movements in underlying exchange rates.

         Provision for Income Taxes.    Through the year ended December 31, 2007, we incurred net losses since inception and have not recorded provisions for U.S. federal income taxes since the tax benefits of our net losses have been offset by valuation allowances.

        We have recorded a tax provision for foreign taxes associated with our foreign subsidiaries and state income taxes where our net operating loss deductions are limited by statutes.

Watt Hours Operating Metric

        We measure our product shipments in watt hours, or Wh, which refers to the aggregate amount of energy that could be delivered in a single complete discharge by a battery. We calculate Wh for each of our battery models by multiplying the battery's amp hour, or Ah, storage capacity by the battery's voltage rating. For example, our 26650 battery is a 2.3 Ah battery that operates at 3.3 V, resulting in a 7.6 Wh rating. We determine a battery's Ah storage capacity at a specific discharge rate and a specific depth of discharge. We do this by charging the battery to its top voltage and by discharging it to zero capacity (2 volt charge level). The Wh metric allows us and our investors to measure our manufacturing capacity and shipments, regardless of battery voltages and Ah specifications, utilizing a uniform and consistent metric.

Application of Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our financial statements.

  Revenue Recognition

        We recognize revenue in accordance with Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, which states that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met.

        Product revenue is generally recognized upon transfer of title and risk of loss, which is generally upon shipment, unless an acceptance period or other contingency exists. In general, our customary shipping terms are FOB shipping point or free carrier. In instances where customer acceptance of a product is required, revenue is either recognized upon the shipment when we are able to demonstrate the customer specific objective criteria have been met or the earlier of customer acceptance or expiration of the acceptance period.

        Research and development services revenue is recognized as services are performed consistent with the performance requirements of the contract using the proportional performance method. Where arrangements include milestones or governmental approval that impact the fees payable to us, revenue is limited to those amounts whereby collectibility is reasonably assured. We recognize revenue earned under time and materials contracts as services are provided based upon actual costs incurred plus a contractually agreed-upon profit margin. We recognize revenue from fixed-price contracts, using the proportional performance method based on the ratio of costs incurred to estimates of total expected project costs in order to determine the amount of revenue earned to date. Project costs are based on the direct salary and associated fringe benefits of the employees on the project plus all direct expenses incurred to complete the project that are not reimbursed by the client. The proportional performance method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. These estimates are based on historical experience and deliverables identified in the contract and are indicative of the level of benefit provided to our clients. There are no costs that are deferred and amortized over the contract term.

        If sales arrangements contain multiple elements, we apply the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21, to determine if separate units of accounting exist within the arrangement. We have determined that, as of June 30, 2008, all sales arrangements should be accounted for as a single unit of accounting.

        Because of the nature of our products, revenue recognition is based on a number of quantitative and qualitative factors. This can lead to significant fluctuations in our quarterly and annual revenues.

  Product Warranty Obligations

        We accrue for product warranty costs at the time revenue is recognized based on the historical rate of claims and costs to provide warranty services. Our standard warranty period extends one to six years from the date of sale, depending on the type of product purchased and its application. Our estimates of the amounts necessary to settle warranty claims are based primarily on our past experience. For our new products and products that remain under development, we will be required to base our warranty estimates on historical experience of similar products, testing of our batteries and battery systems, and performance information learned during our development activities with the customer. Although we believe our estimates are adequate and that the judgment we apply is appropriate, actual warranty costs could differ materially from our estimates. If we experience an increase in warranty claims above historical experience or our costs to provide warranty services increase, we would be required to increase our warranty accrual, and our cost of revenue would increase.

  Inventory

        We carry our inventory at the lower of historical cost or net realizable value assuming inventory items are consumed on a first-in, first-out basis. We recognize inventory losses based on obsolescence and levels in excess of forecasted demand. In these cases, inventory is written down to the estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technical obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in the cost of revenue in the period the revision is made.

  Business Combinations

        The purchase price of an acquisition accounted for as a purchase business combination is allocated to the tangible and intangible assets acquired based on their estimated fair values, with any amount in excess of such allocations designated as goodwill, in accordance with SFAS No. 141, Business Combinations. Significant management judgment and assumptions are required in determining the fair value of acquired assets and liabilities, particularly acquired intangibles. For example, it is necessary to estimate the portion of development efforts that are associated with technology that is in process and has no alternative future use. The valuation of purchased intangibles is based upon estimates of the future performance and cash flows from the acquired business. Using different assumptions would materially impact the purchase price allocation and our financial position and results of operations.

  Variable Interest Entities

        We account for variable interest entities under Financial Accounting Standards Board, or FASB, Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, or FIN 46(R). Under FIN 46(R), a variable interest entity, or VIE, is created when (i) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders, (ii) the entity's equity holders as a group either (a) lack the direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity or (iii) the entity's equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to FIN 46(R), the enterprise that is deemed to absorb a majority of the entity's expected losses or receive a majority of the entity's expected residual returns, or both, is considered the primary beneficiary and must consolidate the VIE. Expected losses and residual returns for VIEs are calculated based on the probability of estimated future cash flows as defined in FIN 46(R).

        For consolidated entities where we own less than a 100% interest, we record minority interest in our statement of income for the current results allocated to the outside equity interests. The consolidation of variable interest entities may have a material effect on our financial condition and/or results of operation in future periods.

  Impairment of Goodwill and Acquired Intangible Assets

        Goodwill and intangible assets with indefinite lives are tested at least annually for impairment in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. We evaluate these assets on an annual basis as of October 1 or more frequently if we believe indicators of impairment exist. In the process of our annual impairment review, we use the income approach methodology of valuation that includes the discounted cash flow method to determine the fair value of our intangible assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation.

        The estimates we have used are consistent with the plans and estimates that we use to manage our business. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges.

  Impairment of Long-Lived Assets

        We periodically evaluate our long-lived assets for events and circumstances that indicate a potential impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows of the asset as compared to the recorded value of the asset. If these estimates or their related assumptions change in the future, we may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

  Stock-Based Compensation

        Effective January 1, 2006 with the adoption of SFAS 123(R), we elected to use the Black-Scholes option pricing model to determine the weighted average fair value of options granted. In accordance with SFAS 123(R), we recognize the compensation expense of share-based awards on a straight-line basis over the requisite service period of the award, which is generally the vesting period.

        The determination of fair value of share-based payment awards utilizing the Black-Scholes model is affected by the fair value of our common stock as of the time of grant and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

        Prior to this offering, the fair value for our common stock, for the purpose of determining the exercise prices of our common stock options, was estimated by our board of directors, with input from management. Our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on various factors, including:

  •
  the prices for our convertible preferred stock sold to outside investors in arm's-length transactions;

  •
  the rights, preferences and privileges of that convertible preferred stock relative to those of our common stock;

  •
  our operating and financial performance;

  •
  the hiring of key personnel;

  •
  the introduction of new products;

  •
  our stage of development and revenue growth;

  •
  the lack of an active public market for our common and preferred stock;

  •
  industry information such as market growth and volume;

  •
  the performance of similarly-situated companies in our industry;

  •
  the execution of strategic and development agreements;

  •
  the risks inherent in the development and expansion of our products and services;

  •
  the prices of our common stock sold to outside investors in arm's-length transactions; and

  •
  the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business.

        We do not have a history of market prices, and as such, we estimate volatility in accordance with SEC SAB No. 107, Share-Based Payment, or SAB 107, using historical volatilities of similar companies. We based our analysis of expected volatility on reported data for a peer group of companies that issued options with substantially similar terms using an average of the historical volatility measures of this peer group of companies. Based on this analysis, the expected volatility for options granted during the year ended December 31, 2007 and the six months ended June 30, 2008 was determined to be 63% and 66%, respectively. The expected life of options has been determined utilizing the "simplified" method as prescribed by the SAB 107, which uses the midpoint between the vesting date and the end of the contractual term. Accordingly, the expected life of options granted during the year ended December 31, 2007 and the six months ended June 30, 2008 was 6.07 years and 6.12 years, respectively. The risk-free interest rate is based on a U.S. treasury instrument whose term is consistent with the expected life of the stock options and the weighted average risk-free interest rate range for the year ended December 31, 2007 and the six months ended June 30, 2008 was 4.5-4.7% and 3.0-3.4%, respectively. We have not paid, and do not anticipate paying, cash dividends on our shares of common stock; therefore, the expected dividend yield was assumed to be zero. In addition, SFAS 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the period. As a result, we applied estimated forfeiture rates of 0% and 11% for executive and non-executive awards, respectively, based on a review of our historical forfeitures, to determine the expense recorded in our statements of operations. If this estimated rate changes in future periods due to different actual forfeitures, our stock compensation expense may increase or decrease significantly. If there are any modifications or cancellations of the underlying unvested securities or the terms of the stock option, we may be required to accelerate, increase or cancel any remaining unamortized share-based compensation expense.

        We believe consideration of these factors by our board of directors was a reasonable approach to estimating the fair value of our common stock for those periods. Determining the fair value of our stock requires complex and subjective judgments, however, and there is inherent uncertainty in our estimate of fair value.

        The following table presents the grant dates and related exercise prices of stock options granted to employees during the year ended December 31, 2007 and the six months ended June 30, 2008:

Grants made during quarter ended	Number of Options Granted	Weighted Average Exercise Price
March 31, 2007	468,500	$2.81
June 30, 2007	448,146	5.15
September 30, 2007	2,220,777	5.49
December 31, 2007	—	—
March 31, 2008	1,228,465	7.00
June 30, 2008	514,450	11.69
Grants issued subsequent to June 30, 2008	295,600	13.28

Total grants	5,175,938	$6.64

        Based upon the midpoint of the price range as set forth in the cover of this prospectus, the aggregate intrinsic value of our outstanding stock options as of June 30, 2008 was $                        .

        The exercise price for stock options granted was determined by our board of directors based upon guidance set forth by the American Institute of Certified Public Accountants, or the AICPA, in the AICPA Technical Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation", referred to herein as the AICPA Practice Aid. Prior to March 31, 2007, our board of directors used the option-pricing method in accordance with the AICPA Practice Aid. Our board chose this method because it determined that the probabilities and timing of the alternative liquidity scenarios could not be reliably estimated. The board of directors considered valuations based on the per share prices of our preferred stock by using these issuance prices as references in applying the option-pricing method. Our board of directors determined that the fair value of our common stock as of February 17, 2007 and February 28, 2007 was $2.30 and $2.90 per share, respectively. These valuations considered the per share price of $6.56 for the series D convertible preferred stock we sold on January 24, 2007, the rights, preferences and privileges of the series D convertible stock relative to our common stock and marketability discounts of 20%.

        On April 5, 2007, we changed the valuation model of our common stock and adopted the probability-weighted expected return method, as prescribed by the AICPA Practice Aid. This change in valuation model was precipitated by changes in our business that allowed us to forecast the occurrence of a liquidity event within two years. This valuation model took into consideration the following scenarios:

  •
  three different scenarios for the completion of an initial public offering;

  •
  a sale to a strategic acquirer at a price above the liquidation preference;

  •
  a sale to an acquirer at a price at or below the liquidation preference; and

  •
  remaining a private company.

        The valuation information we considered to determine the fair value of our common stock was based on the probability-weighted expected return method, liquidation preferences, progress towards a liquidity event and historical market data of recent liquidity transactions for similar companies.

        We allocated the enterprise value to preferred and common shares based on a scenario analysis, as set forth above, that incorporated our capital structure and the specific rights and preferences associated with our securities under these various liquidity scenarios. The plans of our board of directors and management, together with achieved operating results, dictated the timing and probability of the liquidity events used in the scenario analysis. Based on the foregoing, the board of directors determined the fair value of our common stock as follows:

        The fair value of our common stock as of March 31, 2007 was determined to be $5.15 per share. This valuation reflected marketability discounts ranging from 7% to 35% depending on the scenario. The probability of an initial public offering was weighted at 25%, while the probability of a sale at or below the liquidation preference was 25% and the probability of remaining as a private company scenario was 50%. The increase in fair value was primary due to the following:

  •
  we hired a Vice President of Global Sales in March 2007;

  •
  we determined that an initial public offering was more likely with a full management team in place, and used an estimated date for an initial public offering event of December 1, 2007; and

  •
  we commenced the initial public offering process by scheduling interviews with prospective investment bankers.

        The fair value of our common stock as of August 15, 2007 was determined to be $5.49 per share. This valuation reflected a marketability discount of 10%. The probability of an initial public offering was weighted at 40%, while the probability of a sale at or below the liquidation preference was weighted at 40% and the probability of remaining as a private company scenario was weighted at 20%. The increase in fair value was primary due to the following:

  •
  the price of $6.56 for the series D convertible preferred stock we sold to investors, a number of which were not affiliated with us, in arm's-length transactions in August 2007 (which had the same price and terms as the shares of series D convertible preferred stock sold in January 2007);

  •
  we acquired Enerland, which gave us access to prismatic cell technology;

  •
  we entered in to several significant development agreements;

  •
  we extended the liquidity date for an initial public offering scenario from December 1, 2007 to June 1, 2008; and

  •
  we terminated our relationship with a contract manufacturer and decided to change our manufacturing model that depended substantially on the use of third-party contract manufacturers to a model that was based on internal manufacturing.

        The fair value of our common stock as of January 18, 2008 was determined to be $6.84 per share. This valuation reflected marketability discounts of 10%. The probability of an initial public offering increased to 55%, the probability of a sale above the liquidation preference was weighted at 40% and the probability of a sale at or below the liquidation preference decreased to 5%. The increase in fair value was primary due to the following:

  •
  the price of $7.22 for the redeemable common stock we sold to a non-affiliated, outside investor in an arm's-length transaction on January 11, 2008;

  •
  we signed a supply agreement with Think Global; and

  •
  we extended the liquidity date from June 1, 2008 to September 1, 2008.

        The fair value of our common stock as of February 29, 2008 was determined to be $7.14 per share. This valuation reflected marketability discounts ranging from 10% to 15%, depending on the scenario. The probability of an initial public offering increased to 60%, the probability of a sale above the liquidation preference was weighted at 35% and the probability of a sale at or below the liquidation preference was weighted at 5%. The increase in fair value was primary due to the following:

  •
  we signed a definitive agreement with AES for the development and sale of a new utility megawatt power system; and

  •
  we received approval from our board of directors to begin the formal initial public offering process.

        The fair value of our common stock as of May 12, 2008 was determined to be $11.69 per share. This valuation reflected marketability discounts ranging from 7% to 13%, depending on the scenario. The probability of an initial public offering was weighted at 60%, while the probability of a sale above the liquidation preference was weighted at 40%. The probability of a sale below the liquidation preference was considered zero. The increase in fair value was primary due to the following:

  •
  the price of $16.59 for the series E convertible preferred stock we sold to investors, including non-affiliated investors, in an arm's-length transaction on May 6, 2008;

  •
  we launched our Hymotion product line website and began taking consumer orders for our Hymotion™ L5 plug-in conversion modules; and

  •
  we made progress on the initial public offering process and moved closer to the assumed liquidity dates.

        The fair value of our common stock as of July 7, 2008 was determined to be $13.28 per share. This valuation reflected marketability discounts ranging from no discount to 8.5% depending on the scenario. The probability of an initial public offering was weighted at 75%, while the probability of a sale above the liquidation preference was weighted at 25% and the probability of a sale below the liquidation preference was considered zero. The increase in fair value was primary due to the following:

  •
  the price of $16.59 for the series E convertible preferred stock we sold to a non-affiliated investor in an arm's-length transaction on June 16, 2008; and

  •
  we made progress on the initial public offering process and moved closer to the assumed liquidity dates.

  Grants to Non-Employees

        We account for equity instruments issued to the non-employee consultant in accordance with the provisions of SFAS No. 123(R) and EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is complete. We believe that our assumptions, including the risk-free interest rate and expected life used to determine fair value, are appropriate. However, if different assumptions had been used, the fair value of the equity instruments issued to non-employee vendors would have been different from the amount we computed and recorded which would have resulted in either an increase or decrease in the compensation expense.

  Income Taxes

        We are subject to income taxes in both the United States and foreign jurisdictions, and we use estimates in determining our provisions for income taxes. We account for income taxes in accordance with SFAS 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under SFAS 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

        We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2007, we had a full valuation allowance against substantially all our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

        Effective January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

        We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Internal Control Over Financial Reporting

        For the years ended December 31, 2005, 2006, and 2007, we identified material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls. The material weaknesses related to our financial statement close process, revenue recognition, accrual processes, inventory costing, cost of sales, share-based compensation and information technology general controls.

        These material weaknesses were as follows:

  •
  We did not have an adequate number of personnel in our accounting and finance department with sufficient technical accounting expertise and, as a result, we could not evaluate in a timely manner the accounting implications of our business transactions. For example, we did not properly recognize revenue related to our sale of batteries to one of our customers and we did not properly manage the accrual process related to cutoffs at the end of reporting periods.

  •
  We did not design or maintain effective operating and information technology controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with GAAP. For example, we did not compare our actual results to our budget, we allowed individuals to process journal entries without supervisor approval or review and by the end of 2007, we had not yet formalized information technology control policies in three of our manufacturing locations in China.

        In recent periods, our business has undergone significant changes. During 2007, we added 677 employees, we acquired Enerland and Hymotion, we shifted away from a manufacturing model that was based substantially on the use of third-party contract manufacturers and opened three manufacturing facilities in China and one in Hopkinton, Massachusetts, and, in late 2007, we implemented manufacturing ERP systems and an accounting system in each of our new manufacturing facilities. Our U.S. accounting department is responsible for establishment of GAAP policy, design of internal controls over financial reporting and consolidations on a global basis. From January 1, 2007 to September 30, 2008, we increased the number of people in our U.S. finance and accounting department from five to 15.

        We are in the process of remediating the material weaknesses but have not yet completed our remediation efforts. To date, and to improve our financial accounting organization and processes, we have hired four senior accounting personnel in the United States, including a corporate controller, director of corporate accounting, director of financial reporting and analysis and manufacturing controller. In addition, we have hired a plant cost accountant for each of our six manufacturing facilities and have relocated one of our controllers to Korea. We believe the addition of the manufacturing controller and plant cost accountants in each of our manufacturing plants in China and Hopkinton has enabled us to begin addressing the issues associated with inventory costing and cost of sales.

        To improve our information technology organization, we have hired two senior managers who will manage our application systems, one in the United States and one in China, two business analysts and one information analyst. We believe the addition of these additional information technology resources has enabled us to begin to address the time needed to review and analyze actual results compared to budget through the development of reporting systems. In addition, we now require supervisor approval before journal entries are processed.

        We also have prepared and are continuing to prepare information technology policies and procedures on a global basis that will require password access and approved-user access to specific system modules. For example, we have reduced the risk of unauthorized access and unauthorized transactions being posted to our accounting records by requiring the approval of our controller in order to access our financial systems.

        We are in the process of adding four new positions in the areas of finance, accounting and international finance. While we are filling these positions, we are augmenting our accounting staff with personnel from consulting and accounting firms. We are adopting and implementing additional policies and procedures to strengthen our financial reporting capability including investments in further enhancements to, and expansion of, our enterprise resource planning system. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. For more information relating to the risks associated with our material weaknesses, see "Risk Factors—Risks Relating to Our Business—We have identified material weaknesses in our internal control over financial reporting and if we fail to remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors' views of us."

        We do not know the specific time frame needed to remediate the significant deficiencies identified. In addition, we expect to incur some incremental costs associated with this remediation. If we fail to enhance our internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately. The actions we plan to take are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. While we expect to remediate these material weaknesses, we cannot assure you that we will be able to do so in a timely manner, which could impair our ability to report our financial position.

Results of Operations

        The following table sets forth our consolidated results of operations for the periods shown:

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue
Product	$—	$28,346	$35,504	$16,795	$18,015
Research and development services	749	6,002	5,845	2,612	3,919

Total revenue	749	34,348	41,349	19,407	21,934

Cost of revenue
Product		28,960	38,320	16,116	23,797
Research and development services(1)		4,417	4,499	1,682	2,878

Total cost of revenue		33,377	42,819	17,798	26,675

Gross profit (loss)		971	(1,470)	1,609	(4,741)
Operating expenses
Research and development	11,164	8,851	13,241	6,365	15,094
Sales and marketing	862	1,537	4,307	1,750	3,606
General and administrative	3,000	6,129	13,336	4,712	8,831

Total operating expenses	15,026	16,517	30,884	12,827	27,531

Operating loss	(14,277)	(15,546)	(32,354)	(11,218)	(32,272)
Interest income	378	871	1,729	920	614
Interest expense	(422)	(641)	(716)	(254)	(407)
Gain on foreign exchange	—	—	502	328	76
Unrealized loss on preferred stock warrant liability	—	(362)	(57)	(54)	(759)

Other income (expense), net	(44)	(132)	1,458	940	(476)

Loss before income taxes and cumulative effect of change in accounting principle	(14,321)	(15,678)	(30,896)	(10,278)	(32,748)
Provision for income taxes	—	40	97	47	184

Loss before cumulative effect of change in accounting principle	(14,321)	(15,718)	(30,993)	(10,325)	(32,932)
Minority interest	—	—	27	—	(63)
Cumulative effect of change in accounting principle	—	(57)	—	—	—

Net loss	$(14,321)	$(15,775)	$(30,966)	$(10,325)	$(32,995)

Other Operating Data:

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands)
Shipments (in Wh)(2)	—	20,016	32,010	12,118	15,423

(1)
In periods prior to 2006, we were a development stage company, and research and development costs of revenue were included in research and development operating expenses.

(2)
We measure our product shipments in watt hours, or Wh. We calculate watt hours for each of our battery models by multiplying the battery's amp hour, or Ah, storage capacity by the battery's voltage rating. For example, our 26650 battery is a 2.3 Ah battery that operates at 3.3 V, resulting in a 7.6 Wh rating. The Wh metric allows us and our investors to measure our manufacturing capacity and shipments, regardless of battery voltages and Ah specifications, utilizing a uniform and consistent metric.

  Six Months Ended June 30, 2007 and 2008

Revenue

	Six Months Ended June 30,		Change
	2007	2008	$	%
	(in thousands)
Revenue
Product	$16,795	$18,015	$1,220	7.3%
Research and development services	2,612	3,919	1,307	50.0%

Total revenue	$19,407	$21,934	$2,527	13.0%

         Product Revenue.    The increase in product revenue was primarily due to sales of $5.6 million generated by Enerland, which we acquired in August 2007. The increase was partially offset by a decrease of $4.6 million in sales primarily due to a change in the mix of products sold to our most significant customer, Black & Decker, and its affiliates.

         Research and Development Services Revenue.    Revenue related to commercial projects increased by $2.6 million, which was partially offset by a $1.3 million decrease in revenue related to government agency research contracts. The increase in revenue from commercial projects resulted from entering into agreements with new customers and achieving certain milestones on existing contracts. The decrease in government agency research contract revenue was due to the completion of projects during 2007.

Cost of Revenue and Gross Profit (Loss)

	Six Months Ended June 30,		Change
	2007	2008	$	%
	(in thousands)
Cost of revenue
Product	$16,116	$23,797	$7,681	47.7%
Research and development services	1,682	2,878	1,196	71.1%

Total cost of revenue	$17,798	$26,675	$8,877	49.9%

Gross profit (loss)
Product	$679	$(5,782)	$(6,461)	N/M
Research and development services	930	1,041	111	11.9%

Total gross profit (loss)	$1,609	$(4,741)	$(6,350)	N/M

         Cost of Product Revenue.    The increase in cost of product revenue was primarily due to a $5.7 million increase as a result of the acquisition of Enerland and an increase in unabsorbed manufacturing expenses of $4.6 million. We also incurred $1.4 million of charges related to excess and obsolete inventory.

         Cost of Research and Development Services Revenues.    The increase in costs of research and development services revenue resulted from the increase in research and development services revenues.

         Product Gross Profit (Loss).    We experienced a product gross loss during the six months ended June 30, 2008, primarily due to shifting away from a manufacturing model that was based substantially on the use of third-party contract manufacturers, and we continued to incur significant start-up costs from the opening of three manufacturing facilities in China and one in Hopkinton, Massachusetts in 2007. When new manufacturing facilities are opened, we incur significant start-up costs, which consist primarily of salaries and personnel-related costs and the cost of operating a new facility before it is operating at a full production level. In the long term, we expect the increase in our production will reduce the percentage of our cost of product revenue that is related to these unabsorbed manufacturing expenses.

         Research and Development Gross Profit.    Research and development gross profit decreased due to the timing of project milestones.

Operating Expenses

	Six Months Ended June 30,		Change
	2007	2008	$	%
	(in thousands)
Operating expenses
Research and development	$6,365	$15,094	$8,729	137.1%
Sales and marketing	1,750	3,606	1,856	106.1%
General and administrative	4,712	8,831	4,119	87.4%

Total operating expenses	$12,827	$27,531	$14,704	114.6%

         Research and Development Expenses.    A portion of our research and development expenditures related to externally funded development contracts has been classified as costs of revenue (rather than as research and development expenses). Additionally, a portion of research and development expenses was offset by cost-sharing funding. Our research and development expenditures are summarized as follows:

	Six Months Ended June 30,		Change
	2007	2008	$	%
	(in thousands)
Research and development expenditures
Aggregated research and development expenditures	$7,724	$17,845	$10,121	131.0%
Research and development reimbursements	1,359	2,751	1,392	102.4%

Research and development expenses	$6,365	$15,094	$8,729	137.1%

        The increase in research and development expenses for the six months ended June 30, 2008 compared to the six months ended June 30, 2007 was primarily attributable to an increase of $3.9 million in personnel-related expenses, an increase in general product development expenses of $4.4 million and a $0.4 million in-process research and development charge related to the acquisition of Enerland. Research and development expense as a percentage of revenue was 33% in the six months ended June 30, 2007, compared to 69% in the six months ended June 30, 2008.

         Sales and Marketing Expenses.    The increase in sales and marketing expenses for the six months ended June 30, 2007 compared to the six months ended June 30, 2008 was primarily attributable to an increase of $0.9 million in personnel-related expenses associated with an increase in sales and marketing personnel. In addition, marketing expenses related to trade shows, public relations, advertising and other sales and marketing related expenses increased by $0.7 million and travel expenses increased by $0.2 million. Sales and marketing expense was 9% of revenue for the six months ended June 30, 2007, compared to 16% for the six months ended June 30, 2008. We expect sales and marketing expenses to increase in absolute dollars as we are planning on expanding our application support personnel and to open sales offices outside of North America.

         General and Administrative Expenses.    The increase from the six months ended June 30, 2007 to the six months ended June 30, 2008 was primarily due to an increase in personnel-related expenses of $2.0 million, bad debt of $0.2 million, professional fees of $1.2 million and other general and administrative related expenses of $0.7 million. Professional fees were higher compared to the six months ended June 30, 2007 in preparation for becoming a publicly-traded company. We expect our general and administrative expenses to further increase as we incur additional expenses associated with being a publicly-traded company, including costs of comprehensively analyzing, documenting and testing our systems of internal controls and maintaining our disclosure controls and procedures as a result of the regulatory requirements of the Sarbanes-Oxley Act, increased professional services fees, higher insurance costs, additional costs associated with general corporate governance and the hiring of additional personnel in connection with the remediation of our material weaknesses.

  Other Income (Expense), Net

	Six Months Ended June 30,		Change
	2007	2008	$	%
	(in thousands)
Other income (expense), net
Interest income	$920	$614	$(306)	(33.3)%
Interest expense	(254)	(407)	(153)	N/M
Gain on foreign exchange	328	76	(252)	(76.8)%
Unrealized loss on preferred stock warrant liability	(54)	(759)	(705)	N/M

Total other income (expense), net	$940	$(476)	$(1,416)	(150.6)%

        The decrease in interest income was primarily attributable to lower average cash balances, which resulted in lower interest income for the six months ended June 30, 2008. The increase in interest expense was primarily due to the timing of the repayment of certain obligations in the early part of the six months ended June 30, 2008. Additional borrowings occurred in the later part of that period. The increase in unrealized loss on preferred stock warrant liability was due to the increase in the fair market value of the underlying securities.

         Provision for Income Taxes.    The provision for income taxes for the six months ended June 30, 2007 and 2008 was primarily related to foreign and state income taxes. We did not report a benefit for federal income taxes in the consolidated financial statements as the deferred tax asset generated from our net operating loss has been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carry forward may not be realized.

  Years Ended December 31, 2005 and 2006 and 2007

Revenue

	Years Ended December 31,			Change in 2006		Change in 2007
	2005	2006	2007	$	%	$	%
	(in thousands)
Revenue
Product	$—	$28,346	$35,504	$28,346	N/M	$7,158	25.3%
Research and development services	749	6,002	5,845	5,253	N/M	(157)	(2.6)%

Total revenue	$749	$34,348	$41,349	$33,599	N/M	$7,001	20.4%

         Product Revenue.    The increase in product revenue was due to $3.6 million in sales by Enerland, which we acquired in August 2007, and the increase in sales to new customers of $3.6 million.

         Research and Development Services Revenue.    Revenue related to government research contracts decreased by $2.0 million, but was partially offset by a $1.8 million increase in revenue related to commercial projects. The decrease in revenue government research contracts was due to the completion of projects in 2007. The increase in revenue from commercial projects resulted from entering into agreements with new customers during 2007.

Cost of Revenue and Gross Profit (Loss)

	Years Ended December 31,			Change in 2006		Change in 2007
	2005	2006	2007	$	%	$	%
	(in thousands)
Cost of revenue
Product		$28,960	$38,320	N/M	N/M	$9,360	32.3%
Research and development services(1)		4,417	4,499	N/M	N/M	82	1.9%

Total cost of revenue		$33,377	$42,819	N/M	N/M	$9,442	28.3%

Gross profit (loss)
Product		$(614)	$(2,816)	N/M	N/M	$(2,202)	N/M
Research and development services(1)		1,585	1,346	N/M	N/M	(239)	(15.1)%

Total gross profit (loss)		$971	$(1,470)	N/M	N/M	$(2,441)	N/M

(1)
In periods prior to 2006, we were a development stage company, and research and development costs of revenue were included in research and development operating expenses.

         Cost of Product Revenue.    This increase in cost of product revenue is primarily due to a 25.3% increase in product revenue and an increase in unabsorbed inventory overhead costs of $2.5 million.

        In 2007, we had incurred unabsorbed manufacturing overhead due to new manufacturing facilities in China and Hopkinton, Massachusetts, which led to an unabsorbed manufacturing overhead of $2.5 million, resulting in an increase in our cost of product revenue.

         Cost of Research and Development Services Revenue.    Cost of research and development services revenue was $4.4 million and $4.5 million for the years ended December 31, 2006 and 2007, respectively.

         Product Gross Profit (Loss).    We experienced a product gross loss during 2007, primarily due to a shift away from a manufacturing model that was based substantially on the use of third-party contract manufacturers, and we opened three manufacturing facilities in China and one in Hopkinton, Massachusetts. When new manufacturing facilities are opened, we incur significant start-up costs which consist primarily of salaries and personnel-related costs and the cost of operating a new facility before it is operating at a full production level. In 2006, we incurred a product gross loss since it was our first year of selling products and we did not have adequate revenues to cover our manufacturing costs.

         Research and Development Gross Profit.    Research and development gross profit decreased due to the timing of project milestones.

Operating Expenses

	Years Ended December 31,			Change in 2006		Change in 2007
	2005	2006	2007	$	%	$	%
	(in thousands)
Operating expenses
Research and development	$11,164	$8,851	$13,241	$(2,313)	(20.7)%	$4,390	49.6%
Sales and marketing	862	1,537	4,307	675	78.3%	2,770	180.2%
General and administrative	3,000	6,129	13,336	3,129	104.3%	7,207	117.6%

Total operating expenses	$15,026	$16,517	$30,884	$1,491	9.9%	$14,367	87.0%

         Research and Development Expenses.    A portion of our research and development expenditures related to externally funded development contracts has been classified as costs of revenue (rather than as research and development expenses). Additionally, a portion of research and development expenses was offset by cost-sharing funding. Our research and development expenditures are summarized as follows:

	Years Ended December 31,			Change in 2006		Change in 2007
	2005	2006	2007	$	%	$	%
	(in thousands)
Research and development expenses(1)
Aggregated research and development expenditures	$11,164	$8,885	$16,329	$(2,279)	(20.4)%	$7,444	83.8%
Research and development reimbursements	—	34	3,088	34	N/M	3,054	N/M

Research and development expenses	$11,164	$8,851	$13,241	$(2,313)	(20.7)%	$4,390	49.6%

(1)
In periods prior to 2006, we were a development stage company, and research and development costs of revenue were included in research and development operating expenses.

        The increase in research and development expenses in 2007 was primarily attributable to an increase of $4.7 million in personnel-related expenses associated with an increase in research and development personnel who primarily focus on manufacturing process improvement, material science chemistry and battery and battery systems technology, an increase in general product development expenses of $2.4 million and a $0.4 million in process research and development charge related to the acquisition of Enerland. Research and development expense as a percentage of revenue was 26% in 2006, compared to 32% in 2007.

        The decrease in research and development expenses in 2006 was primarily attributable to a decrease of $4.0 million in the various costs incurred in 2005 associated with the development, design and process validation of our 26650 product which was commercially released in the first quarter of 2006. These decreases were partially offset by an increase of $1.2 million in personnel-related expenses associated with an increase in research and development personnel.

         Sales and Marketing Expenses.    The increase in sales and marketing expenses in 2007 was primarily attributable to an increase of $1.6 million in personnel-related expenses associated with an increase in sales and marketing personnel. In addition, marketing expenses related to trade shows and public relations increased by $0.5 million and travel expenses increased by $0.4 million. Sales and marketing expense as a percentage of revenue was 4% in 2006, compared to 10% in 2007.

        The increase in sales and marketing expenses in 2006 was primarily attributable to an increase of $0.3 million in professional services. In addition, other marketing expenses related to trade shows, public relations and travel increased by $0.4 million. We expect sales and marketing expenses to increase in absolute dollars as we are planning on expanding our application support personnel and open sales offices outside of North America.

         General and Administrative Expenses.    The increase from 2006 to 2007 was primarily due to an increase in professional fees of $4.3 million and an increase in personnel-related expenses of $2.5 million. Professional fees were higher compared to 2006 in anticipation of becoming a publicly-traded company. In addition, we incurred one-time expenses to present Enerland's prior financial statements in accordance with U.S. GAAP. General and administrative expense as a percentage of revenue was 18% in 2006, compared to 32% in 2007.

        The increase in general and administrative expenses in 2006 was primarily a result of an increase of $1.5 million in personnel-related expenses, $0.9 million in professional services, and $0.6 million related to general and administration expenses related to the acquisition of T/J Technologies. The increase in personnel-related expenses was related to the increase in personnel. The increase in professional services was related to professional fees associated with audit, tax and legal fees.

  Other Income (Expense), Net

	Years Ended December 31,			Change in 2006		Change in 2007
	2005	2006	2007	$	%	$	%
	(Dollars in thousands)
Other income (expense), net
Interest income	$378	$871	$1,729	$493	130.4%	$858	98.5%
Interest expense	(422)	(641)	(716)	(219)	51.9%	(75)	11.7%
Gain on foreign exchange	—	—	502	—	N/M	502	N/M
Unrealized loss on preferred stock warrant liability	—	(362)	(57)	(362)	N/M	305	N/M

Total other income (expense), net	$(44)	$(132)	$1,458	$(88)	200.0%	$1,590	N/M

        The increase in other income (expense), net in 2007 was primarily due to an increase in interest income of $0.9 million, and an increase of $0.5 million in foreign currency related gains and a decrease in unrealized loss on changes in the fair value of preferred stock warrants of $0.3 million. The increase in interest income is primarily attributable to higher average cash balances, which resulted in higher interest income in 2007. The increase in interest expense is due to an increase in the average borrowing balances, which resulted in higher interest expense.

        The decrease in other income (expense), net in 2006 was primarily attributable to a $0.4 million expense related to the fair value adjustment of warrants and an increase of interest expense on other borrowings of $0.2 million, partially offset by an increase in interest income of $0.5 million.

         Provision for Income Taxes.    The provision related to foreign and state income taxes. We did not report a benefit for federal income taxes in the consolidated financial statements as the deferred tax asset generated from our net operating loss has been offset by a full valuation allowance because it is more likely than not that the tax benefits of the net operating loss carryforward may not be realized.

Liquidity and Capital Resources

  Sources of Liquidity

        Since inception, we have funded our operations primarily through private placements of preferred stock, common stock, convertible promissory notes, demand notes, term loans, revolving credit facilities and other credit facilities. These financings have provided us with aggregate net proceeds of approximately $368.2 million. As of June 30, 2008, we had cash and cash equivalents of $104.3 million and accounts receivable of $17.4 million. Subsequent to June 30, 2008, we entered into an agreement with Silicon Valley Bank which provides us with an $8 million line of credit and a $15 million term loan.

        We believe that our available cash and cash equivalents and net proceeds from this offering will be sufficient to fund our operations through 2009.

  Capital Expenditures

        Our capital expenditures were $6.0 million in 2005, $6.9 million in 2006, $15.0 million in 2007 and $12.9 million for the six months ended June 30, 2008. We estimate our total capital expenditures for the remaining six months of 2008 to be approximately $51.5 million, which will primarily relate to the expansion of our current facilities. We will continue to increase our capital expenditures beyond 2008 to increase manufacturing capacity in anticipation of increased demand for our products.

  Cash Flows

        The following table sets forth the major sources and uses of cash for each of the periods set forth below:

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
	(in thousands)
Net cash used in operating activities	$12,035	$18,941	$28,897	$14,271	$23,537
Net cash used in investing activities	4,964	10,178	27,244	8,199	12,684
Net cash provided by financing activities	3,528	32,596	70,034	42,629	117,285

         Cash Flows from Operating Activities.    Operating activities used $23.5 million of net cash during the six months ended June 30, 2008. We incurred a net loss of $33.0 million in the six months ended June 30, 2008, which included non-cash share-based compensation expense of $2.2 million and depreciation and amortization of $3.6 million. Changes in asset and liability accounts generated $3.0 million of net cash during the six months ended June 30, 2008.

        Operating activities used $28.9 million of net cash during the year ended December 31, 2007. We incurred a net loss of $31.0 million in 2007, which included non-cash share-based compensation expense of $1.6 million and depreciation and amortization of $3.9 million. Changes in assets and liabilities used $3.9 million of net cash during the year ended December 31, 2007.

        Operating activities used $18.9 million of net cash during the year ended December 31, 2006. We incurred a net loss of $15.8 million, which included non-cash share-based compensation expense of $1.0 million, and non-cash depreciation and amortization of $2.7 million. Changes in assets and liabilities used $7.5 million of net cash during the year ended December 31, 2006.

        Operating activities used $12.0 million of net cash during the year ended December 31, 2005. This was primarily a result of our $14.3 million net loss, which included non-cash share-based compensation of $0.7 million and non-cash depreciation and amortization of $1.3 million. Changes in asset and liability accounts generated $0.4 million of cash.

        We expect our cash flows from operations to remain negative for the foreseeable future primarily as a result of our net losses and working capital needs.

         Cash Flows from Investing Activities.    Cash flows from investing activities primarily relate to capital expenditures to support our growth.

        Cash used in investing activities totaled $12.7 million during the six months ended June 30, 2008 and consisted of capital expenditures of $12.9 million primarily related to the purchase of manufacturing equipment and a decrease in restricted cash generated $0.2 million of cash.

        Cash used in investing activities totaled $27.2 million during the year ended December 31, 2007 and consisted of capital expenditures of $15.0 million, primarily related to the purchase of manufacturing equipment, a decrease in restricted cash that generated $1.2 million of cash, $13.4 million of cash used, net of cash acquired, for the acquisition of Enerland and $0.1 million of cash used, net of cash acquired, for the purchase of Hymotion assets.

        Cash used in investing activities totaled $10.2 million during the year ended December 31, 2006 and consisted of capital expenditures of $6.9 million, the purchase of T/J Technologies of $1.6 million, the issuance of a note receivable of $1.0 million, increase in restricted cash of $1.2 million. These uses were offset by the repayment of the notes receivable of $0.4 million.

        Cash used in investing activities totaled $5.0 million during the year ended December 31, 2005 and consisted of capital expenditures of $6.0 million and the issuance of notes receivable of $0.2 million. These expenditures were partially offset by the proceeds from disposal of equipment of $1.3 million.

        We anticipate higher capital expenditure levels in future periods as we continue to fund the expansion of our facilities to support the anticipated growth of our business.

         Cash Flows from Financing Activities.    Cash flows from financing activities totaled $117.3 million during the six months ended June 30, 2008 and included proceeds of $102.0 million from the issuance of series E convertible preferred stock, $11.5 million from the issuance of redeemable common stock, proceeds of $5.0 million from the issuance of common stock, $1.6 million in proceeds from the issuance of long-term debt and $1.3 million from advances under credit lines. These proceeds were partially offset by repayments on long-term debt of $2.9 million.

        Cash flows from financing activities totaled $70.0 million during the year ended December 31, 2007 and included proceeds of $69.9 million from the issuance of series D convertible preferred stock, proceeds of $1.0 million from the issuance of common stock and $2.7 million from advances under credit lines. These proceeds were offset by repayments on long-term debt and capital lease obligations of $3.6 million.

        Cash flows from financing activities totaled $32.6 million during the year ended December 31, 2006 and included proceeds of $30.3 million from the issuance of series C convertible preferred stock, proceeds from the issuance of long-term debt and a letter of credit of $3.6 million. These proceeds were partially offset by the repayment of $1.3 million on long-term debt.

        Cash flows from financing activities totaled $3.5 million during the year ended December 31, 2005 and resulted primarily from the issuance of long-term debt of $4.0 million partially offset by the repayment of the long-term debt and capital leases of $0.5 million.

  Credit Facilities

        As of June 30, 2008, the following credit facilities were outstanding:

Lender	Date	Type of Facility	Interest Rate (per annum)	Principal Amount	Amount Outstanding	Maturity Date
GE/Heller Financial Leasing	February 2005	Term Loan	10.41%	$4,000,000	$378,000	August 2008(1)
Silicon Valley Bank/Gold Hill	November 2006	Term Loan	10.75%	2,000,000	1,021,000	November 2009(2)
Silicon Valley Bank/Gold Hill	December 2006	Term Loan	10.75%	1,000,000	539,000	December 2009(2)
Silicon Valley Bank	August 2006	Operating Line of Credit	Prime +0.6%	5,000,000	4,994,000	September 2008(3)
Industrial Bank of Korea	August 2006	Term Loan	Variable	1,484,000	1,444,000	February 2009
SBC Bank (Korea)	October 2003 July 2004	Term Loan	Variable	900,000	272,000	September 2008(1) June 2009
Korean Government	Various	Refundable Grant	0%	583,000	566,000	Milestone-based
Small Business Corporation	August 2006	Term Loan	Variable	214,000	192,000	August 2011

(1)
Subsequent to June 30, 2008, we paid all principal and interest owed under this facility.

(2)
Please see Note 20 to our financial statements for a description of credit facilities entered into following June 30, 2008.

(3)
This facility expired in September 2008. Please see Note 20 to our financial statements for a description of credit facilities entered into following June 30, 2008.

  Contractual Obligations

        The following is a summary of our contractual obligations as of June 30, 2008:

		Payments Due in
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt, including current portion	$4,412	$1,242	$2,933	$237	$—
Capital lease obligations	1,723	1,118	448	131	26
Operating lease obligations	3,458	1,017	2,185	256	—
Purchase obligations(1)	7,615	7,615	—	—	—

(1)
Purchase obligations include agreements or purchase orders to purchase goods or services that are enforceable and legally binding and specify all significant terms. Purchase obligations exclude agreements that are cancelable without penalty.

        In addition to the above, as discussed in Note 12 to our consolidated financial statements, we have approximately $1.0 million associated with unrecognized tax benefits and related interest and penalties. These liabilities are included as a component of "other long-term liabilities" in our consolidated balance sheet, as we do not anticipate that settlement of the liabilities will require payment of cash within the next twelve months. We are not able to reasonably estimate when we would make any cash payments required to settle these liabilities, but do not believe that the ultimate settlement of our obligations will materially affect our liquidity.

  Off-Balance Sheet Arrangements

        We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheet.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        We had cash and cash equivalents totaling $104.3 million as of June 30, 2008, and $23.4 million, $9.5 million and $5.9 million as of December 31, 2007, 2006, and 2005, respectively. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in highly liquid investments with maturities of three months or less from the original dates of purchase. The cash and cash equivalents are held for working capital purposes. We have not used derivative financial instruments in our investment portfolio. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates had declined by 100 basis points during the six months ended June 30, 2008 and the year ended December 31, 2007, our interest income would have decreased by approximately $0.1 million and $0.3 million, respectively, assuming consistent investment levels.

        Interest rate risk also refers to our exposure to movements in interest rates associated with our interest bearing liabilities. The interest bearing liabilities are denominated in U.S. dollars and the interest expense is based on the prime interest rate plus an additional margin, depending on the respective lending institutions. If the prime rate had increased by 100 basis points during the six months ended June 30, 2008 and the year ended December 31, 2007, our interest expense would have increased by approximately $21,000 and $43,000, respectively, assuming consistent borrowing levels.

  Foreign Currency Risk

        As a result of our foreign operations, we have significant expenses, assets and liabilities that are denominated in foreign currencies. A significant number of our employees are located in Asia. Therefore, a substantial portion of our payroll as well as certain other operating expenses are paid in the China RMB and South Korean Won. Additionally, we purchase materials and components from suppliers in Asia. While we pay these suppliers in U.S. dollars, their costs are typically based upon the local currency of the country in which they operate. All of our revenues are received in U.S. dollars because our customer contracts generally provide that our customers will pay us in U.S. dollars.

        As a consequence, our gross profit, operating results, profitability and cash flows are adversely impacted when the dollar depreciates relative to other foreign currencies. We have a particularly significant currency rate exposure to changes in the exchange rate between the RMB and the U.S. dollar. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

        In December 2007, the FASB issued Statement No. 141(R), Business Combinations, which revises FASB Statement No. 141, Business Combinations. FASB Statement No. 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired entity and the goodwill acquired. FASB Statement No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of business combinations. FASB Statement No. 141R is effective for us for business combinations consummated after December 31, 2008. The adoption of FASB Statement No. 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

        In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes to a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FASB Statement No. 160 is effective for fiscal years beginning after December 15, 2008. We are evaluating the impact, if any, that FASB Statement No. 160 will have on our consolidated financial statements.

BUSINESS

Overview

        We design, develop, manufacture and sell advanced, rechargeable lithium-ion batteries and battery systems. Our batteries and battery systems provide a combination of power, safety and life that we believe no other commercially available battery provides. We believe that lithium-ion batteries will play an increasingly important role in facilitating a shift toward cleaner forms of energy. Using our innovative approach to materials science and battery engineering and our systems integration and manufacturing capabilities, we have developed a broad family of high-power lithium-ion batteries and battery systems. This family of products, combined with our strategic partner relationships in the transportation, electric grid services and portable power markets, position us well to address these markets for next-generation energy storage solutions.

        In our largest target market, the transportation industry, we are working with major North American and European automotive manufacturers and tier 1 suppliers to develop batteries and battery systems for HEVs, PHEVs and EVs. For example, we are engaged in design and development efforts with several passenger vehicle manufacturers and tier 1 suppliers, including General Motors Corporation, or GE, and Think Global AS, or Think Global, relating to the design and development of batteries and battery systems for eleven passenger vehicle power train programs that can be applied to 19 vehicle models. We estimate that the number of HEV, PHEV and EV models with an annual production run of at least 20,000 vehicles will grow from ten models in 2008 to over 100 models in 2012.

        We are also customizing and validating our battery technology for use in other transportation applications in the heavy-duty vehicle and aviation segments. We are engaged in design and development activities with several heavy-duty vehicle manufacturers and tier 1 suppliers regarding their HEV and EV development efforts for trucks and buses. These efforts relate to design and development of batteries and battery systems for eight heavy-duty vehicle power train programs that can be applied to twelve vehicle models. We have been selected to co-develop battery systems for two heavy-duty vehicle manufacturers. For example, pursuant to a development and supply agreement with BAE Systems plc., or BAE, we are providing battery systems for BAE's Hybridrive propulsion system, which is currently being deployed in Daimler AG's Orion VII hybrid electric buses. We also have a supply agreement with Cessna Aircraft Company, or Cessna, to customize and deploy our batteries and systems in jet engine start applications.

        In addition, we are developing battery systems that we believe will improve the reliability and output of the electric power grid by offering reserve capacity and frequency regulation, enhancing the efficiency and dependability of a utility's operations. We are currently developing products to provide electric grid ancillary services such as standby capacity, where batteries could be used to deliver power quickly in order to offset supply shortages caused by generator or transmission outages. In addition, our batteries may be used to help regulate the minute-to-minute frequency fluctuations in the grid that are caused by changes in supply and demand. To create batteries that effectively provide these services, we are working with AES to engineer, manufacture and install multi-megawatt battery systems. The first of these systems was installed at AES in October 2008. We expect these modular and scalable systems will enable AES to free up generation capacity and produce electricity with generation resources otherwise dedicated to performing these grid services.

        We are also focused on the high-power segment of the portable power market, which includes power tools and other high-power portable products. We first commercialized our battery technologies for use in cordless power tools. Since 2006, we have supplied batteries to Black & Decker, a leading producer of power tools, for their 36 volt DeWalt power tool line. We initially supported seven power tools in the 36 volt power line and now support 68 products across several product lines. According to the Institute of Information Technology, Ltd., the market for lithium-ion batteries used in cordless power tools alone was $411 million in 2007 and is expected to grow to $1.1 billion by 2012. We also produce small, lithium-ion prismatic batteries, primarily for the radio control hobbyist market, through our Enerland subsidiary.

        Our proprietary technology includes nanoscale materials initially developed at and exclusively licensed from the Massachusetts Institute of Technology. We are developing new generations of this core nanophosphate technology, as well as other battery technologies, to achieve additional performance improvements and to expand the range of applications for our batteries. Our research and development team, comprised of over 185 employees, has significant expertise in battery materials science, process engineering and battery-package engineering, as well as battery system design and integration. We own or exclusively license 35 issued patents and more than 165 pending patents in the United States and internationally.

        We perform most of our manufacturing at our facilities using our proprietary, high-volume process technologies. Our internal manufacturing operations allow us to directly control product quality and minimize the risks associated with disclosing proprietary technology to outside parties during production. We control every stage in the manufacture of our products except for the final assembly of one battery model and certain battery systems, including certain electrode coating operations, where our anodes are prepared by depositing powder formulations on thin, metal foil. Our manufacturing processes can be modified to manufacture battery products for different applications and can be replicated to meet increasing customer demands. We have over 400,000 square feet of manufacturing facilities in China, Korea and Hopkinton, Massachusetts. As of June 30, 2008, our annual manufacturing capacity was approximately 71.2 million watt hours.

        We were incorporated in 2001. We were founded by Yet-Ming Chiang, Gilbert N. Riley, Jr. and Ric Fulop in order to commercialize new battery technology developed in Dr. Chiang's laboratory at the Massachusetts Institute of Technology. We began selling our first products commercially in the first quarter of 2006. As of October 15, 2008, we had over 1,750 employees worldwide. Since inception through June 30, 2008, we have generated $98.7 million in revenue consisting of $81.9 million in product revenue and $16.8 million of research and development revenue. Since inception through June 30, 2008, we have shipped 67.4 million Wh. Our revenue has grown from $34.3 million for the year ended December 31, 2006 to $41.3 million for the year ended December 31, 2007 and from $19.4 million for the six months ended June 30, 2007 to $21.9 million for the six months ended June 30, 2008.

Industry Background

        The world economy is undergoing a transformation driven by rising demands for high-output, fuel-efficient energy solutions that are less harmful to the environment. Global economic growth, geo-political conflict in oil-producing regions and escalating exploration and production costs are increasing market demand for innovative energy alternatives that can help reduce dependence on oil. Meanwhile, heightened concerns about global warming and climate change are giving rise to stricter environmental standards and stronger regulatory support for energy sources that are not harmful to the environment. As a result, clean energy technologies are experiencing increasing popularity and greater adoption which is fueling continued innovation and improving the economic viability of such technologies. We believe these clean energy trends are contributing to a growing demand for advanced battery technologies in end markets such as transportation, electric grid services and portable power.

  Transportation

        We believe this growth will be driven by a fundamental shift away from conventional gasoline engines to HEVs, PHEVs and EVs. Consumer appeal, stemming from the high prices of conventional fuel, greater awareness of environmental issues and government regulation, is increasing the demand for HEVs, PHEVs and EVs. These vehicles offer improved gas mileage and reduced carbon emissions, and may ultimately provide a vehicle alternative that eliminates the need for conventional gasoline engines. Industry experts project that by 2020, almost half of U.S. vehicles will require some form of battery technology to meet new Corporate Average Fuel Economy, or CAFÉ, regulatory standards. In addition, governments continue to implement economic incentives related to fuel efficiency. For example, in October 2008, the U.S. government approved a tax credit, ranging from $2,500 to $7,500, for PHEVs.

        On a cost per mile driven basis, electricity is on average a more economical source of energy than gasoline. However, electricity has not been the most economic fuel source for vehicle powertrains due to the cost, power and energy storage limitations of the conventional battery technologies used to deliver the electric power. With the advancement of battery technologies, the use of battery systems to deliver energy to hybrid powertrains is becoming more economically viable. We believe this trend will lead to increased adoption of HEVs, PHEVs and EVs and, as a result, create significant opportunities for battery suppliers with the necessary technology, experience and manufacturing capabilities to develop high performance batteries. We expect that if consumers begin realizing more immediate cost savings by switching away from gasoline powered vehicles to hybrid vehicles, the resulting increased adoption of HEVs, PHEVs and EVs will significantly contribute to the growth of the next-generation battery market.

        Similar industry dynamics are creating a demand for new battery technology applications in the heavy-duty transportation market, particularly in buses, trucks and other industrial vehicles. The higher fuel consumption rate of these large vehicles makes the potential fuel cost savings derived from the use of batteries even greater. Several government authorities and corporations are evaluating battery technologies for their large fleets of heavy-duty vehicles. For example, the City of London has announced plans to convert its fleet of 8,000 buses to HEVs, with a goal that by 2012 all new buses entering the fleet will be HEVs.

        Other segments of the transportation market can also benefit from advanced battery technologies. In the aviation industry, for example, increased fuel costs have made the reduction of aircraft weight an important design goal. Lead-acid batteries traditionally used in jet engine start systems are heavy and have short life spans, requiring frequent replacement. This creates a need for lighter weight, more durable batteries.

  Electric Grid Services

        Applications in the electric grid market present another significant opportunity for the use of advanced battery systems. Performance and reliability are essential to electric transmission and distribution grids. To preserve electric grid integrity, grid operators often need to call on resources to provide critical ancillary services such as reserve capacity and frequency regulation services. Resources required for reserve capacity services must ramp up and down quickly to offset sudden, short-term generator or transmission line outages. Resources for regulation services are called upon to adjust for minute-to-minute frequency fluctuations in the grid due to demand and supply changes. Traditionally, these grid services are provided by running select power plants on the grid below their full load capability so they can be called on and ramped up quickly as needed. Advanced batteries capable of providing rapid charge and discharge cycles as well as high power over a long period may cost effectively provide reserve capacity and regulation services. Through the use of batteries, the portion of thermal power plant capacity normally reserved for ancillary services to provide reserve capacity services and frequency regulation can be freed up to operate at full capacity and produce more electricity and associated revenue.

        We believe the escalating demand for renewable energy technologies will serve as an additional catalyst for the adoption of advanced batteries in electric grid applications. Wind and solar energy facilities are expected to be important sources of new electricity generation in the future. However, wind and solar are intermittent power sources that are often not well suited to support the grid and put additional demands on grid stabilization. Advanced batteries can be used to supplement these new generation technologies by providing regulation services and excess energy storage during periods of high transmission line usage or low customer demand.

  Portable Power

        Portable power applications represent another attractive market for advanced batteries. There are two types of batteries for portable power applications: high-energy batteries and high-power batteries. High-energy batteries are designed to store large amounts of energy for long periods, but are not required to release this energy at a high rate. These batteries are used in certain portable consumer electronics such as laptop computers, PDAs and cell phones, which require gradual, consistent delivery of energy in low-power form. High-power batteries, on the other hand, are designed not only to store large amounts of energy, but also to deliver it at a very high rate, or in high-power form. While the battery market for high energy, low-power portable consumer products is well supplied by several vendors, a market opportunity exists for advanced batteries that can deliver high-power in a light weight and portable package.

        High-power batteries can transform appliances, tools and equipment traditionally powered from electric outlets into more convenient, portable devices. These batteries are currently being used in cordless power tools and portable medical devices, with additional potential applications in home appliances and commercial cleaning equipment. Consumers in these initial applications continue to demand high-power batteries for portable applications that are smaller, lighter and longer lasting than those currently used. In addition, with escalating environmental concerns around battery disposal, the market is also increasingly focused on replacing the battery technologies which utilize toxic metals such as nickel or lead. High-power batteries may also replace small internal combustion engines that power widely available lawn and garden equipment such as hedge trimmers or lawn mowers, possibly providing size and weight advantages, eliminating the need for expensive fuel, reducing hydrocarbon emissions and reducing noise. According to the Institute of Information Technology, Ltd., the market for lithium-ion batteries used in cordless power tools alone was $411 million in 2007 and is expected to grow to $1.1 billion by 2012.

  Challenges in Battery Design

        The performance and specific characteristics of rechargeable batteries depend on the properties of their materials, the design of the batteries and the manufacturing process. Providers of rechargeable batteries face a number of challenges in addressing the requirements of transportation, electric grid services and portable power applications:

  •
  Delivery of sufficient power for target applications.  A battery must be able to deliver the electrical power required by the application. Electrical power, measured in watts, is the rate at which electrical energy is delivered. Having adequate power is particularly important in applications such as EVs, where acceleration is an essential component of performance.

  •
  Ability to operate for sufficient duration between charges.  A battery can provide a certain total amount of electrical energy to the application. Energy is the product of power and time, measured in watt hours. Batteries with higher energy can function for longer periods when used at a certain power than those of lower energy. Thus, in PHEV and EV applications, the energy of the battery determines the automobile's mileage range while it is running only on electricity.

  •
  Delivery of sufficient energy at high power.  The total energy that a battery can deliver also depends on the power requirements of the application being addressed. When a battery is used at higher power, the usable energy of the battery is less than it is at lower power. Battery types vary widely in the amount of energy that can be delivered when the battery is used at high power.

  •
  Ability to operate safely.  Safety is a primary concern for batteries used in consumer products and automobiles. For example, battery types differ in their susceptibility to thermal runaway, which is the internal generation of significant heat leading to battery damage and potential combustion.

  •
  Sufficient cycle and calendar life.  The cycle life of a battery is the number of times it can be recharged without significantly reducing its ability to accept a charge. The calendar life is the total time in service before the battery can no longer deliver the energy or power required by the application.

  •
  Ability to be rapidly charged.  Batteries differ in the time required to charge before use. For example, HEVs require a battery that can be charged quickly in order to take advantage of the energy savings provided by regenerative breaking.

  •
  Minimizing size and weight while delivering sufficient power and energy.  Size and weight are critical considerations for many battery applications, including automobiles and power tools. For a specific application, batteries with higher energy and power per unit of size and weight can be made smaller and lighter. This is especially important for portable and transportation applications.

  •
  Maintenance of charge when stored.  All batteries experience some self discharge, which is a slow loss of energy from the battery during storage. The rate of self discharge may be affected by battery chemistry, battery design or manufacturing quality. Self discharge tends to occur more rapidly when batteries are stored at high temperatures.

  •
  Power and energy degradation over life.  Batteries will lose some of their ability to deliver power and store energy throughout their normal usage life. The degradation typically increases with repeated charge and discharge and if the battery is exposed to high temperatures. The rate of power and energy degradation can determine the cycle life or calendar life of the battery.

  •
  Delivering maximum performance for the lowest cost.  Batteries are typically evaluated based on their performance in relation to their cost. The cost of raw materials and components and the battery's design are key factors affecting this evaluation. Other attributes such as manufacturing efficiency, battery system design and electronic control circuitry can also impact a battery system's cost.

  •
  Availability of raw materials.  For applications such as transportation and electric grid services, if widespread adoption occurs, the large expected volume will require batteries based on raw materials that are in abundant, readily available supply.

  •
  Requirements for environmentally-friendly disposal.  Nickel-cadmium and lead-acid rechargeable batteries contain toxic metals that raise environmental concerns in disposal. Consumer awareness and government regulations, such as the European Union ROHS directive, are contributing to the need for rechargeable batteries that contain materials that can be disposed of with the least harmful impact on the environment.

        The most prevalent battery technologies currently available that address the transportation, electric grid services or portable power markets include:

  •
  Lead-acid batteries.  Lead acid is one of the oldest and most developed battery technologies. It is an inexpensive and popular storage choice that is generally reliable and relatively simple to manufacture. Most automobile manufacturers use lead acid in automotive starter batteries. Lead-acid batteries have also traditionally been used in electric grid services applications. However, lead-acid batteries are heavier per unit of stored energy than some other battery technologies and are therefore not practical for use in many portable power applications. They also have long charge times and low power output for their mass. In addition, lead can be hazardous to the environment.

  •
  Nickel-based batteries.  Nickel-based batteries come in two main forms: nickel cadmium, or NiCd, and nickel metal hydride, or NiMH. NiCd batteries are inexpensive and durable and have high power, making them suitable for portable power applications. However, cadmium metal is toxic and can cause several acute and chronic health effects in humans and NiCd batteries are hazardous to the environment. NiMH batteries, which provide a less toxic alternative to NiCd, have greater energy than lead-acid batteries and have been used in automotive applications, such as the Toyota Prius HEV model. Some NiMH batteries are light and have a fast charge rate, which makes them appropriate for use in portable products. However, NiMH batteries lack the energy density to make them practical for many PHEV and EV applications.

  •
  Conventional Lithium-ion Technologies.  Lithium-ion batteries have higher energy density than lead-acid, NiCd or NiMH batteries and can be made smaller and lighter than these batteries. After their commercial introduction in the early 1990s, lithium-ion batteries were adopted quickly for small portable electronics applications such as cell phones and laptop computers. However, until recently, lithium-ion technology was not widely used other than for small portable device applications due to limitations on their power, safety and life. Furthermore, the world's supply of cobalt, a metal used in most conventional lithium-ion batteries, is more limited than the supply of other metals used in advanced lithium-ion batteries.

  •
  Advanced Lithium-ion Batteries.  In the late 1990s, a new generation of lithium-ion chemistries capable of delivering improved performance emerged. Some of these technologies offered greater power. Other technologies introduced improvements in safety and battery life relative to conventional lithium-ion batteries. In addition, the development of lithium-ion polymer technology, utilizing modified chemistries and manufacturing methods, allowed a range of flat, or prismatic, battery shapes to be manufactured. However, existing limitations in the areas of safety and life prevented the widespread use of lithium-ion in large, high-power applications. Though some advanced lithium-ion batteries are safer than conventional lithium-ion, protective measures to prevent overcharge-related safety issues remain necessary. Furthermore, battery systems such as those being developed for HEV, PHEV and EV powertrains require not only higher levels of power and/or energy, but also the ability to function over a wide range of temperatures and a longer calendar life. For example, portable electronic devices only require about 300 to 400 recharge cycles and a calendar life of about three years, whereas typical vehicle applications require several hundred thousand shallow recharge cycles for HEV applications and several thousand deep cycles for PHEV and EV applications, with a calendar life of approximately ten years.

  •
  Other Technologies.  Other technologies such as ultra capacitors and fuel cells have been considered as potential alternatives to batteries. Ultra capacitors are energy storage devices that deliver high power and have a long cycle and calendar life. However, they lack sufficient energy density to meet the needs of most battery applications. Fuel cells generate energy locally by consuming a fuel, usually hydrogen. Fuel cell systems currently offer similar energy density to advanced lithium-ion batteries, and may eventually be capable of greater energy density, but fuel cell systems typically have lower power and shorter calendar life. Moreover, hydrogen must be replenished after use, is difficult to store and distribute, and is currently procured in energy-inefficient ways.

Our Solution

        We believe our batteries and battery systems overcome the limitations of other currently available lithium-ion formulations and non-lithium-ion battery technologies. Our solution is based on proprietary nanophosphate chemistry originally developed by one of our founders, along with others, at the Massachusetts Institute of Technology and exclusively licensed to us. Our battery chemistry is supplemented with innovative battery designs as well as systems technologies that increase the performance of battery systems used for high-power applications. As a result, while other battery technologies offer competitive performance in some metrics, we believe our batteries and battery systems deliver superior performance by combining the following key characteristics:

  •
  High power.  Our proprietary battery chemistry and design enable high electric power comparable to that available from ultra capacitor technology. For example, under certain circumstances, our power tool batteries can deliver more power than can be drawn from standard North American electric power outlets.

  •
  High useable energy.  Because our batteries maintain high power over a wide range of charge levels, our batteries provide more useable energy for a given size than many batteries based on other chemistries.

  •
  Improved safety.  Our batteries are more resistant than conventional and other advanced lithium-ion batteries to failures such as fire and explosion under certain conditions, including overcharge, overheating and physical damage.

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  Long cycle and calendar life.  Our batteries are designed to retain their power and energy over thousands of recharge cycles and for up to ten years of calendar life, allowing them to meet or exceed customer requirements in our target markets.

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  Fast charge capability.  Our proprietary battery chemistry and design enable some of our batteries to reach 90% charge from a fully discharged state in as few as six minutes.

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  Reduced size and weight.  The high power and high usable energy exhibited by our batteries allow us to design smaller and lighter battery systems using fewer batteries to meet an application's power and energy needs. In addition, our stable battery chemistry reduces the need for control electronics that add to the battery system's size and weight.

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  Low power degradation over life.  Our batteries lose less storage capacity than many competing batteries after repeated charging and exposure to high operating temperatures. As a result, we have to add less excess capacity to our battery systems in order to account for power degradation over calendar life and still meet minimum end-of-life power requirements.

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  Compelling balance of cost and performance.  Our batteries are cost efficient in multiple areas. Lithium and other key materials used in our batteries are in readily available supply. The stability of our nanophosphate chemistry can require less complex and hence cheaper control circuits at the system level compared to those used in other lithium-ion batteries. Furthermore, our batteries' higher power and energy density and lower power degradation can result in deployment of fewer batteries to meet specified application requirements. Lastly, by manufacturing in China where labor costs are low, we are able to mass produce batteries and benefit from economies of scale to reduce battery costs.

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  Environmental benefits.  Unlike many other batteries, the active materials in our nanophosphate batteries do not contain nickel or manganese compounds which are classified as toxic by the EPA in the Toxics Release Inventory. In addition, at the end of their useful life for a particular application, it may be possible to re-purpose our batteries for other applications, which maximizes the use of raw materials and resources. In addition, a significant portion of our battery's materials can be recycled when the battery is no longer in use.

Our Competitive Strengths

        We believe the following combination of capabilities distinguishes us from our competitors and positions us to compete effectively and benefit from the expected growth in the advanced energy storage market:

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  Materials science and development expertise.  Our proprietary materials formulations and coating techniques allow us to adjust the characteristics of our battery components to meet different energy and power requirements across our many applications. For example, we have developed new battery components that operate in temperature environments ranging from -30°C to over 60°C. Our core materials science has been successfully taken from the research laboratory to the mass market, where it has been validated in high-volume production. We plan to continue to commercialize products based on our core materials and to explore a variety of next generation chemistries that are intended to provide even higher energy and power combinations without sacrificing battery safety or life.

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  Battery design capabilities.  We have been an innovator in the packaging of lithium-ion batteries. For example, we believe we were the world's first mass producer of cylindrical, aluminum, laser-welded packaged batteries. Prior to this development, most cylindrical batteries used crimped steel cans and internal mechanical designs that are heavier, have more difficulty delivering high currents, and are more permeable to humidity than our design. These capabilities allow us to introduce optimal packages in various forms and sizes designed to deliver our technology into many different applications. Over the past 18 months, we have introduced and/or are developing several new cylindrical battery models for diverse applications as well as a prismatic, or flat rectangular, battery model targeted at the automotive market. Prismatic batteries offer improved battery density and provide a higher ratio of electrically active surface area to volume, leading to improved overall power.

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  Battery systems engineering and integration expertise.  A battery system typically includes a battery management system, battery supervisory circuits, state of charge algorithms, thermal management and power electronics. We have developed systems engineering and integration expertise in all of these areas. These capabilities allow us to customize our batteries and deliver fully-integrated systems, which are necessary to compete successfully in certain end markets. In addition, our system integration expertise allows us to understand system level requirements and inform our chemistry development process. It also provides us with the necessary expertise to partner with leading system integrators, understand their design requirements and assist them in developing solutions that take advantage of our battery products. We believe our system engineering capabilities accelerate the adoption of our technology across our target markets by reducing the development and integration efforts of our system integration partners and end customers. We have three groups with integration capabilities located in Hopkinton, Massachusetts (electric grid services and heavy duty transportation), Livonia, Michigan (passenger vehicles) and Toronto, Canada (Hymotion PHEV modules).

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  Vertical integration from battery chemistry to battery system design services.  We provide a broad spectrum of highly customized solutions to our partners and customers. Our vertical integration from batteries to battery systems has allowed us to develop flexible technology modules at every step of battery development. The ability to work with partners and customers across the design process provides us with a better understanding of customer needs and allows us to customize our modules and design steps to their specific requirements. This understanding of our customer needs often reduces our development time because we can address design requirements at the chemistry, battery or battery system levels. Furthermore, by managing each design step from battery to battery system, we can better protect our intellectual property.

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  Industry-leading partners in focused markets.  We work closely with leaders in each of our target markets, such as AES, BAE, Black & Decker, Cessna and General Motors. We have entered into agreements relating to joint design and development efforts with several major passenger vehicle manufacturers and tier 1 suppliers, including General Motors for the E-Flex PHEV program and Think Global for its TH!NK city EV car. We also are working with the General Electric Company, or General Electric, and drawing on their research and technology development expertise, to design battery system components for automotive programs, including for Think Global vehicles. We believe our experience with our development partners provides us with a significant research and development advantage, greater access to end customers, market credibility and additional avenues to secure supply contracts.

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  High-quality, volume manufacturing facilities and proprietary process technologies.  We have over 400,000 square feet of manufacturing facilities in China, Korea and Massachusetts. Our internal manufacturing operations provide us with direct control over the quality of our products and improve the protection of our materials science, systems and production process intellectual property. In addition, we believe our manufacturing control allows us to rapidly modify and adapt standard equipment for our particular production requirements, thereby reducing our overall development time to market. Over the past several years, we have developed high-volume production expertise and replicable manufacturing processes that we believe we can scale to meet increasing demands for our products.

Our Strategy

        Our goal is to utilize our materials science expertise, our battery and battery systems engineering expertise and our manufacturing process technologies to provide advanced battery solutions. We intend to pursue the following strategies to attain this goal:

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  Pursue markets and customers where our technologies create a competitive advantage.  We will continue to focus our efforts in markets where customers place a premium on high-quality batteries, innovation and differentiated performance. We believe our battery technologies, our design and systems expertise and manufacturing processes, provide us with a competitive edge in enabling new battery applications that address challenging design constraints and demanding performance requirements.

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  Partner with industry leaders to adapt and commercialize our products to best meet the requirements of our target markets.  In each of our target markets, we have entered into joint development and supply agreements with industry-leading companies. These relationships provide us insight into the performance requirements of that market, allow us to share product development costs, and position our products to serve as a key strategic element for that partner's success. We intend to continue to pursue partnerships in our target markets to enhance our product offerings.

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  Remain on the forefront of innovation and commercialization of new battery and system technologies.  We intend to continue to innovate in materials science and product design to enhance the benefits of our product offerings. This innovation will be derived from our internal research and development efforts, from our close development partnerships with our customers and from licensing or acquiring new technologies developed by third parties. We maintain relationships with top industry leaders, government labs and universities to advance research and to track promising developments and technologies.

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  Reduce costs through manufacturing improvements, supply chain efficiencies and innovation in materials.  We intend to lower our manufacturing costs by improving our manufacturing performance and lowering our materials cost. As we continue to grow, we are focused on increasing the yield in our manufacturing and improving our margins as production volumes increase. We also manage our working capital requirements in manufacturing through inventory management and additional supply chain efficiencies. In addition, we continuously evaluate how to improve our product offerings and lower costs through further materials innovation. We are actively developing new materials with properties we believe will allow us to build batteries that require fewer control and electronic components and enable our battery systems to maintain or improve performance at a lower cost.

Our Products

        Our current product offerings include batteries in various sizes and forms as well as packaged modules and fully-tested battery systems. The platform for battery and battery system development is our patented nanophosphate material, which can be engineered to meet the strict requirements of a broad set of applications in our target markets.

  Batteries

        We currently offer a portfolio of batteries based on our nanophosphate technology for application development in the transportation, electric grid services and portable power markets, as summarized below:

Product	ANR26650	APR18650	AHR32113	AHR32157		Prismatic
Nominal capacity* (amp hour)	2.3 Ah	1.1 Ah	3.6 Ah	7.7 Ah	9.5 Ah	Customizable
Watt hours (Wh)	7.6 Wh	3.6 Wh	11.9 Wh	25.4 Wh	31.4 Wh	13.2 to 60.7 Wh
Power to energy ratio	High	Medium	Ultra high	High	Medium	Medium
Status	Volume production	Volume production	Pilot production	Prototype production	Prototype production	Prototype production
Applications	Portable Power, Hybrid Transit Buses, Aviation Jet Engine Start, Electric Vehicles, Electric Grid Services	Consumer and Professional Portable Power Applications	Hybrid Electric Vehicles, Hybrid Transit Buses and Heavy Duty Hybrid Electric Vehicles	Plug-In Hybrids and Heavy Duty Hybrid Electric Vehicles	Extended Range Electric Vehicles, Plug-In Hybrids and Heavy Duty Hybrid Electric Vehicles	Extended Range Electric Vehicles, Plug-In Hybrid and Electric Vehicles

*
The capacity of a battery is the amount of charge it can store, typically given in units of amp hours, or Ah.
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  ANR26650.  We originally developed the ANR26650 (26 mm in diameter, 65 mm in height) for DeWalt's 36 V series of professional power tools. This battery offers a combination of power and energy that allows it to be used in a diverse set of applications from power tools to BAE's Hybridrive system for the Orion VII hybrid-electric bus.

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  APR18650.  The APR18650 (18 mm in diameter, 65 mm in height) has a similar design as the ANR26650, but comes in a smaller, industry-standard package. This battery is currently used in DeWalt's 18 V Nano line of power tools as well as Black & Decker's VPX consumer product line.

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  AHR32113.  The AHR32113 (32 mm in diameter, 113 mm in height) is designed for high-power HEV applications and to offer significantly higher power than our consumer batteries. The AHR32113 is designed to address markets where power is the main requirement and where cost per unit of power is the key metric.

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  AHR32157.  The AHR32157 (32 mm in diameter, 157 mm in height) is designed to offer more energy density (compared to the AHR32113) for applications which require less power, but more energy. This battery design addresses markets where energy density is the main requirement and where cost per unit of energy is the key metric and is currently being used for automotive customer demonstration and prototyping purposes.

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  Prismatics.  Prismatic, or flat, rectangular batteries, are designed to offer further advantages in energy density over their cylindrical counterparts. Future product offerings in the automotive market may utilize prismatic batteries.

        We also manufacture and sell small prismatic batteries for use by hobbyists in remote control applications.

  Battery Systems

        Our energy solutions group offers a variety of fully packaged systems as well as sub-module building blocks for battery system development. Our development of integrated systems includes not only the packaging of our batteries, but also power electronics, safety systems, thermal management, testing, production and qualification. We design standard systems as well as custom systems using standard modular building blocks. Current product offerings include the following:

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  BAE Energy Storage Solution.  We produce an energy storage solution for BAE's HybriDrive drive train for the Orion VII hybrid-electric bus. This 180 kW system incorporates our ANR26650 batteries into sub-modules that include a redundant, fault-tolerant design. Air-cooled with safety systems designed in, this energy storage solution reached volume production in 2008 as a replacement for a lead-acid solution that weighs approximately three times as much as our solution, with half the expected life.

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  Hymotion L5 Battery Range Extender Module.  Through our Hymotion brand, we offer an aftermarket conversion module to augment the performance of a standard Toyota Prius HEV, turning it into a PHEV capable of over 100 miles per gallon. This module provides fleets and consumers with a PHEV option.

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  Think Global Energy Storage Solution.  We are developing an energy storage solution for Think Global's TH!NK city vehicle in order to offer consumers a viable, all-electric vehicle.

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  AES Grid Service System.  We are working with AES to develop multi-megawatt battery systems capable of performing ancillary electric grid services, including standby reserve capacity and frequency regulation services. AES has agreed to purchase multiple H-APUs, either directly or through designated affiliate companies, for delivery in 2008 and 2009.

Technology Overview

        Lithium-ion batteries are rechargeable batteries in which lithium is reversibly transported through a nonaqueous liquid electrolyte, or ionically conductive medium, between positive and negative electrodes that store lithium in the solid state. Lithium-ion batteries are distinguished from disposable lithium batteries, or rechargeable lithium metal batteries, by not utilizing metallic lithium as a negative electrode material. Instead, both electrodes utilize compounds in which lithium atoms may be stored at relatively high concentrations without forming lithium metal, an attribute that is key to safe and prolonged recharging. The non-aqueous electrolyte in lithium-ion batteries allows operation at a high voltage (about 2.5-4.4 V for current technology) without suffering electrolyte decomposition due to electrolysis as would occur with any aqueous electrolyte). The combination of a high voltage and high charge storage capacity in both the positive and negative electrodes provides for the high specific energy (50-230 Wh/kg) and energy density (100-450 Wh/liter) of current lithium-ion batteries. These energy values span a wide range for several reasons. Batteries designed for high power typically utilize thin electrode coatings which result in lower overall active materials content and therefore lower energy. The energy per mass and per volume also varies with form factor, cylindrical batteries typically having higher values than prismatic batteries, and battery size, smaller batteries typically having lower values due to higher packaging factor. Importantly, the choice of positive and negative electrode materials has a large impact on the energy that can be stored and the power that can be delivered using a specific battery.

        We are primarily focused on developing a new generation of lithium-ion batteries and battery systems to serve applications and markets outside the historical domain of lithium-ion. These applications include HEVs, PHEVs and EVs, electric grid ancillary services, power tools and aviation batteries. These applications frequently require battery systems having much higher total energy or power outputs than required by previous lithium-ion applications, and place a premium on one or more of the attributes of high energy, high power, improved safety, and long life. We also maintain an active research and development effort to develop future generations of materials for several key components of battery systems, and improved battery and battery systems designs to take advantage of the attributes of those materials.

Customers and Development Partners

        Our primary customers and development partners are industry-leading companies that value and require high battery performance. Our customers and development partners span multiple industries and include the following organizations in our target markets:

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  Transportation.  We are currently working with major automotive manufacturers and tier 1 suppliers to develop batteries and battery systems for the HEV, PHEV and EV markets. We have a joint development agreement with General Motors to develop batteries for General Motor's E-Flex extended range EV program and a supply agreement with Think Global to provide battery systems for the TH!NK city EV. Our other automotive development partners include tier 1 suppliers MAGNA STEYR Fahrzeugtechnik AG & Co. KG and Delphi Corporation, major automobile manufacturers and EV manufacturers and network operators such as Think Global and Better PLC, LLC, or Better Place. In the heavy-duty vehicle market, we are supplying battery systems to BAE pursuant to a May 2007 development and supply contract. BAE is initially using our battery systems in its HybriDrive propulsion system, which is currently being deployed in Daimler AG's Orion VII hybrid electric buses. In the aviation market, we entered into a master supply agreement and product support agreement with Cessna in August 2007 for the development, production, supply and support of prototype and production batteries for Cessna light jet aircraft.

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  Electric Grid Services.  We are currently working with AES to develop multi-megawatt battery systems capable of performing ancillary electric grid services, including standby reserve capacity and frequency regulation services. We have developed and installed a two megawatt H-APU for a pilot program with AES in California, and we expect to deploy additional H-APUs for AES over the next several quarters as part of a 16 megawatt grid service system in South America (effectively yielding 12.8 megawatts due to altitude). Our agreement with AES provides that AES shall purchase multiple H-APUs, either directly or through designated affiliate companies.

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  Portable Power.  Black & Decker, our largest customer in this sector, has developed a number of new product lines using our batteries. We are also considering opportunities in emerging applications, including lawn and garden tools, vacuums and medical devices. In addition, we are developing and selling products for consumer applications, selling primarily through a network of global distributors.

        We also sell our batteries and battery systems directly to end-user customers as well as through reseller and distributor channels.

        Under our agreement with AES, we have agreed to work exclusively with AES on the development and deployment of grid service systems and new product lines through December 31, 2009. This exclusivity period will extend beyond December 31, 2009 for so long as we elect to receive, and do receive, exclusivity payments from AES as provided for in the agreement.

        Under our agreement with Black & Decker, we have agreed to sell our battery packs exclusively to Black & Decker for use in professional power tools and accessories, provided that Black & Decker either meets certain purchase requirements or otherwise makes certain payments to us in order to maintain exclusivity. In addition, during this exclusivity period, we have agreed that we will not provide batteries to other parties for use in certain portable power fields without first offering the development opportunity to Black & Decker.

Manufacturing

        Our global supply chain and manufacturing infrastructure can produce millions of batteries and hundreds of tons of active materials per year. We measure our product shipments in Watt Hours, or Wh, the energy capacity of a single battery for a single complete discharge.

        Watt hours, or Wh, are the amp hour storage capacity of a battery multiplied by its voltage. The average battery voltage for our 26650 battery is 3.3 volts, or 3.3 V. We determine amp hour storage capacity at a specific discharge rate and a specific depth of discharge. We do this by charging the battery to its top voltage and discharging it to zero capacity (2 volt charge level). A battery's usable energy capacity is determined at the application level. For example, our 26650 battery has a nominal capacity of 2.3 Ah and operates at 3.3 V, resulting in 7.59 Wh.

        As of June 30, 2008, we estimate that our annual manufacturing capacity was approximately 71.2 million watt hours.

        We have over 400,000 square feet of manufacturing facilities worldwide where we mass produce our batteries, from raw powder to finished batteries and battery systems using both our facilities and third party contractors. Our primary manufacturing facilities are located in Changzhou, China in an export processing zone. We produce our prismatic batteries at our facilities in Korea and Chanchun, China. We also have the capability to manufacture and assemble low volume, high value-add battery modules and systems at our energy solutions group facility in Hopkinton, Massachusetts.

        We commenced commercial production of powder in the third quarter of 2005 and outsourced the coating and battery and battery system assembly. Initial battery production ramp-up commenced in the third quarter of 2005 and our first commercial batteries began shipping in February 2006. During 2007, we commenced construction of two additional plants for the expansion of powder production and new coating production and signed a lease for a third plant for new battery assembly at our Changzhou location. We completed the qualification of these plants for full volume production in 2007.

        During the construction and expansion of these plants, we improved certain aspects of our existing plants, including the building design and layout and the design and manufacture of certain production equipment. Our Changzhou plants represent our standard for building future production facilities or expansions of our existing production facilities. We plan to introduce mass-manufacturing processes for our battery modules and systems in our China facilities over the next twelve months, while maintaining our Hopkinton facility for test volume production of future systems and modules.

        The manufacturing of our batteries and systems requires several integrated stages: powder synthesis, cathode and anode coating, battery and battery system assembly. We continue to augment the degree of automation in each of these stages, transitioning from semi-automated production lines, to production lines with fully automated process bays and high volume equipment, where the only manual steps consist of loading and monitoring equipment and performing certain quality control processes.

        Our manufacturing operations allow us to directly control product quality and minimize the risks associated with having to disclose proprietary technology to outside parties during production. To further protect our intellectual property, as well as for increased process efficiency, we use separate manufacturing facilities for each phase of battery production. We control every stage in the manufacture of our products except for the final assembly of our 18650 batteries and certain battery coating operations, which we currently outsource to Asia-based sub-contractors.

        Our powder, coating and assembly facilities incorporate environmental control and processing systems in a modular design geared for easy and rapid capacity expansion. To complete each new production line, we plan to use a systematic replication process designed to enable us to add production lines rapidly and efficiently and achieve operating metrics in new production environments that offer comparable performance to that of our current plants.

        We also are seeking to lower our manufacturing costs and to improve our cost per Wh manufactured by refining processes and intermediate quality control to improve manufacturing yields, obtaining raw material and component volume discounts, consolidating sub-contractors, substituting certain raw materials, managing inventory and optimizing shipping costs. While our manufacturing philosophy is designed to achieve low cost in order to maintain sustainable competitive advantage, it is also focused on providing world class quality. We are compliant with ISO 9001:2000 certification and are pursuing TS16949 certification for late 2009.

        Our manufacturing group, led by industry veterans, employs a large team of supplier quality engineers, or SQEs, and process engineers, trained in Six Sigma black belt methods, which focus on comprehensive quality management processes. The Asia-based group, with a team of over 1,300 employees, has significant experience from the semiconductor industry. We also have an experienced supply chain organization that manages inventory, logistics and supplier relationships, coupled with advanced material requirements planning, or MRP, systems to ensure that we may properly track and account for our materials and finished products.

Sales and Marketing

        We market and sell our products primarily through a direct sales force, consisting of individuals who have backgrounds in either electrical or mechanical engineering and who generally have experience selling batteries and battery systems into the specific market segments to which they are assigned. In the transportation market, we are focusing sales of our batteries and battery systems to automotive manufacturers either directly or through tier 1 suppliers. We are working with automotive manufacturers directly to educate and inform them about the benefits of our technology for use in HEVs, PHEVs and EVs. At the same time, we are working with tier 1 suppliers who are developing integrated solutions using our batteries.

        In the electric grid market, our initial sales to AES have been made directly through our sales force. In the portable power market, our sales are made both directly and indirectly through distributors with key accounts managed by our sales personnel. We also have value added partners in the United States, Europe, and Asia who integrate our products into consumer applications. Our indirect channel sales are made primarily through these value-added distributors and sales representatives in North America, Europe and Asia which focus on non-major customer accounts.

        Our direct sales force is currently based in the United States. We expect to expand our sales presence in Europe and Asia as our business in those regions continues to develop. We expect international markets to provide increased opportunities for our products.

        Our sales cycles vary by market segment and typically follow a lengthy development and qualification period prior to commercial production. For example, in the automotive market, a customer's preliminary technology review generally ranges from three to twelve months and product development generally ranges from twelve to eighteen months. We expect that the total time from customer introduction to commercial production will range from three to five years depending on the specific product and market served. In the electric grid services market, our initial test system development for AES has taken approximately nine months, and we expect that the production systems will take an additional twelve to twenty-four months to be manufactured, shipped and installed. In the portable power market, the time from introduction to commercial production can take up to three years or more.

        We focus our marketing efforts on increasing brand awareness, communicating product advantages and generating qualified leads for our sales force and channel partners. We rely on a variety of marketing vehicles, including participation in industry conferences and trade shows, to share our technical message with customers, as well as public relations, industry research and our collaborative relationships with our strategic investors and business partners.

        As of October 15, 2008, we had 24 employees in sales and marketing, including 20 sales professionals.

Research and Development

        Our research and development efforts are focused on developing new products and continuously improving the performance of existing products. We design our products for performance metrics such as energy density (which is the amount of energy per volume of the battery), specific energy (which is the amount of energy per mass of the battery), power density (which is the amount of power per volume of the battery) and specific power (which is the amount of power per mass of the battery), cycle life, calendar life and numerous safety and abuse-tolerance metrics. We focus our research and development efforts on the following areas:

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  Improving the energy, power, life and safety of key electrode-active materials. At our Watertown, Massachusetts and Ann Arbor, Michigan facilities we devote substantial efforts to developing new compositions and structures of cathode and anode materials and low-cost processes for synthesizing these materials. These compositions and processes are validated at laboratory and pilot-plant scales before being transitioned to mass production in our Changzhou, China manufacturing facilities.

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  Developing battery component formulations and chemistries.  The optimization of lithium-ion batteries requires consideration of interrelated electrical, chemical and mechanical phenomena that occur within batteries during field use. We develop proprietary cathode and anode formulations and coating procedures, as well as proprietary electrolyte compositions that are evaluated along with other critical components to arrive at complete battery designs.

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  Electrical, mechanical, and thermal design.  Physical battery design is an important consideration for the sealability, durability, cooling and abuse-tolerance of lithium-ion batteries, especially those used in large high-power battery systems. We have and continue to develop innovative constructions for our cylindrical and prismatic battery products. This development work takes place across several of the company's research and development and manufacturing facilities in the United States, China and Korea.

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  Battery systems-level design.  We develop battery systems that can be used by a number of customers, and we work with our customers to develop customized battery systems for specific applications. This work takes place primarily within our energy systems group, at facilities located in Hopkinton, Massachusetts, and Livonia, Michigan.

        We believe that our ability to deliver higher performance batteries and battery systems depends upon the rapid and effective transfer of the technology developed in our research and development laboratories into high volume manufacturing. Therefore, we maintain pilot plant capabilities at our Massachusetts and Michigan facilities, and we reserve a portion of our production capacity for structured experiments related to manufacturing process development.

        As of October 15, 2008, we had a total of 198 research and development employees worldwide.

Universities and National Laboratories

        An important part of our overall research activities are our relationships with universities and national laboratories. We maintain active collaborations with the Massachusetts Institute of Technology and The University of Texas, as well as several U.S. Department of Energy laboratories, including Lawrence Berkeley National Laboratory, Argonne National Laboratory, Idaho National Laboratory and the National Renewable Energy Laboratory. Some of these collaborations take place under the auspices of the United

States Advanced Battery Consortium, or USABC, which is comprised of Chrysler LLC, Ford and General Motors. Since inception through June 30, 2008, we have invested in excess of $60 million into our research and development activities and received $17 million of U.S. government funding during that time frame.

Government Contract Research

        We have received strong support from the U.S. government, including two significant awards from the Department of Energy's collaboration with the USABC. In December 2006, we commenced the HEV battery development program with the USABC. It is a $15 million program, with a 50-50 cost share whereby USABC will provide us up to $7.5 million, designed to accelerate development of a high-performance, low cost HEV battery. The second A123 USABC program is a $12.5 million program, also with a 50-50 cost share, with a goal of developing high-energy, low cost PHEV batteries. Under the program, we are targeting the development of two different kinds of PHEV batteries, one with ten miles of electric equivalent range and the other with 40 miles of electric equivalent range. Since it is unclear what the future mix of alternative vehicles will be, we are developing a portfolio of products that are intended to satisfy the demand for advanced batteries in a variety of applications.

Competition

        Competition in the battery industry is intense and rapidly evolving. Our markets are subject to changing technology trends, shifting customer needs and expectations and frequent introduction of new technologies. We believe the primary competitive factors in our markets are:

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  product performance, reliability and safety;

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  integrated solutions;

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  product price; and

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  manufacturing capabilities.

        In the rechargeable battery market, the principal competitive technologies currently marketed are lead-acid, nickel-cadmium, nickel metal hydride and lithium-ion batteries. Our primary competitors who have announced the availability of either lithium-ion or other competing rechargeable battery products include Sanyo, Matsushita (Panasonic), BYD, LG and Samsung, among others.

        Within each of our target markets, we encounter the organizations named above as well as other competitors:

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  Transportation.  In the transportation market, our competitors in the automotive industry fall into three main categories:
  •
  HEVs. In the hybrid space, we compete with large battery companies such as Matsushita (Panasonic), Bosch/Samsung, Automotive Energy Supply Corporation, or AESC, Johnson Controls-Saft Advanced Power Solutions (JCI-SAFT), Toshiba and Hitachi, Ltd., as well as smaller competitors such as EnerDel and Altairnano.

  •
  PHEVs. We compete with established companies such as LG and Johnson Controls, Inc. As the market for PHEVs is just beginning to emerge, the complete competitive landscape is unknown and subject to change.

  •
  EVs. We compete with AESC and Valence. In addition, MES-DEA S.A. has developed a sodium-nickel chloride solution that has also been used in this particular application.

        In the heavy duty transportation market, we compete with the parties listed above. In aviation, we compete with Saft S.A., or Saft, and GS Yuasa Corporation.

  •
  Electric Grid Services.  In the electric grid services market, we compete with Saft, ABB Ltd. and traditional lead-acid battery manufacturers. In addition, Altairnano is currently developing a 1MW+ system with AES. We also expect competition from manufacturers of other new battery technologies, such as sodium-sulphur from NGK Insulators, Ltd. in Japan and redox flow batteries under development from companies including VRB Power Systems Inc. that may provide large scale energy storage for grid applications as well as from developers of ultra-capacitors in California. Finally, we may encounter competition from developers of flywheel technologies, such as Beacon Power Corp. A flywheel electric grid energy storage system draws electrical energy from the utility grid and stores it in a rotating flywheel, making it available when needed at a later time through a motor-generator system.

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  Portable Power.  Our principal competitors in this market are Matsushita (Panasonic), Sony, Samsung, Sanyo, LG, Valence and E-One Moli Energy Corp. We also are aware of other vendors making batteries in China under a variety of different manufacturing labels for this market.

        Many of our competitors have greater market presence, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing and other resources than we have. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our customer relationships and competitive position or otherwise affect our ability to compete effectively.

Intellectual Property

        Our success depends in part upon our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and conduct of our business. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

        As of June 27, 2008, we owned or exclusively licensed a total of 16 United States patents, with 52 United States pending patent applications and 19 foreign issued patents, with 115 pending foreign patent applications.

        The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or shorten the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products under development can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

        We rely, in some circumstances, on trade secrets to protect our technology. Trade secrets, however, are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

        We use trademarks on some of our products and believe that having distinctive marks may be an important factor in marketing our products. We have registered our A123® and A123 Systems® marks in the United States and internationally. Our other trademarks include the A123 Systems logo. We have also registered some of our marks in a number of foreign countries. Although we have a foreign trademark registration program for selected marks, we may not be able to register or use such marks in each foreign country in which we seek registration.

        We occasionally enter into research and development arrangements with the federal government or other government agencies that require us to provide pure research, in which we investigate design techniques on new battery technologies. Generally, our research and development arrangements provide that all pre-existing or newly created intellectual property remains under the ownership of the respective party, and that all jointly-created intellectual property be owned by both parties without a duty to account for or pay royalties to the other party.

        With respect to the two research and development awards we have received to date from the USABC for HEV and PHEV battery development, respectively, our contracts provide that we own all intellectual property rights we acquire or develop during our research and development activities so long as we agree to contribute at least a 50% share of the total program costs under each program's 50-50 cost share arrangement. If we do not make our 50% cost share contribution, then we are required to grant the USABC a nonexclusive, fully paid, worldwide, irrevocable license to our intellectual property rights to any application of the relevant technology, under reasonable terms and conditions.

Employees

        As of October 15, 2008, we had 1,754 full-time employees, with 198 in research and development, 1,417 in manufacturing operations/supply chain, 24 in sales and marketing and 115 in general and administration.

        Of our employees, 288 are located in the United States and 1,466 are abroad. We consider our current relationship with our employees to be good.

        None of our employees are represented by labor unions or have collective bargaining agreements.

Facilities

        Our corporate headquarters are located in Watertown, Massachusetts, where we occupy two facilities totaling approximately 26,000 square feet under leases expiring in May 2009 and May 2010, respectively. We use these facilities for administration, sales and marketing, supply chain, and research and development activities. We also lease approximately 44,000 square feet in Hopkinton, Massachusetts under leases expiring in January, 2011 that we use for research and development, system integration and assembly activities. We also lease research and development facilities in Ontario, Canada, Ann Arbor and Livonia, Michigan all totaling approximately 45,000 square feet. We also own and lease buildings in Changzhou, Zhenjiang, and Changchun, China, and Icheon, Korea. These facilities total approximately 400,000 square feet. We believe that our current facilities are sufficient for our current needs. We intend to add new facilities, and we are expanding our existing facilities as we add employees and expand our markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

        In 2005 and 2006, we received communications from Hydro-Quebec, a Canadian utility company, alleging that the cathode material of our batteries infringes U.S. Patent No. 5,910,382 and U.S. Patent No. 6,514,640 that had been granted to The University of Texas, or UT, and that relate to certain electrode materials used in lithium-ion batteries. We refer to these patents by the last three digits of the patent number. The '382 and '640 patents include claims that claim to cover battery cathode material having a particular crystal structure and chemical formula. We contend that our cathode material has a different crystal structure and chemical formula.

        We believe that UT subsequently licensed the patents to Hydro-Quebec, which in turn licensed the technology to companies that make and sell electrode materials for batteries. On April 7, 2006, we commenced an action in the United States District Court for the District of Massachusetts seeking a declaratory judgment that our products do not infringe these patents and that the patents are invalid. On September 8, 2006, we also requested ex parte reexamination of the two patents by the U.S. Patent & Trademark Office, or PTO, to determine whether the subject matter they claim is patentable. In an ex parte reexamination, a third party requesting reexamination does not participate further in the reexamination proceedings. The reexamination process does not result in findings of patent infringement or non-infringement. In order to have a patent reexamined, the party of interest must submit prior art that raises a "substantial new question of patentability". If the PTO determines that there is a substantial new question of patentability, it will order a reexamination. Once a reexamination is ordered, a new examiner is assigned to the case and the patent goes through another examination similar in procedure to the examination it received leading up to the issuance of the patent in the first instance. If any claims are rejected in light of the new questions raised, then the patent owner can narrow or cancel the rejected claims to avoid rejection of the entire patent. The patent owner can also submit new claims, provided they are not any broader than the claims in the original patent. If the examiner makes a rejection "final", then the patent owner can appeal the examiner's decision to the PTO's Board of Patent Appeals and Interferences. If necessary, the patent owner can further appeal to the Court of Appeals for the Federal Circuit, and even to the US Supreme Court. Once the reexamination has been concluded and if any claims are considered patentable, a "Certificate of Reexamination" is issued. The certificate makes any corrections to a patent that are required by the reexamination.

        On September 11, 2006, Hydro-Quebec and UT commenced an action in the United States District Court for the Northern District of Texas against us, one of our customers, Black & Decker, whom we have agreed to indemnify, and one of our suppliers alleging infringement of the two patents and, in a later amended complaint, false advertising. The plaintiffs' complaint alleges infringement of various claims of the '382 Patent and various claims of the '640 Patent and that we and Black & Decker have engaged in false advertising by making representations about the source and nature of our technology. The complaint seeks injunctive relief, including against making, using or selling any product containing the patented technology, actual damages in an unspecified amount, increased and/or treble damages, interest, costs and attorney fees.

        In October 2006 and January 2007, the PTO granted our requests for reexamination of the two patents. In January and February 2007, the two litigations in Massachusetts and Texas were stayed pending the PTO reexaminations. Various motions to dismiss, filed by parties on both sides of the dispute, remain undecided.

        During the reexamination, the PTO rejected all of the original claims of the '382 Patent as unpatentable. UT then amended the claims of the '382 Patent to make them narrower than the original claims in order to distinguish the claimed invention from the prior art and added two new and narrower claims. On April 15, 2008, the PTO issued a reexamination certificate with the amended claims and the two new claims. The PTO determined that the narrower amended and new claims of the '382 Patent submitted during reexamination are patentable and concluded the reexamination of the '382 Patent. As a result, while Hydro-Quebec and UT may assert the narrower claims of the reexamination certificate against any alleged infringer, including us, they are unable to continue to assert the original claims of the '382 Patent against us. The reexamination of the '640 Patent is ongoing. We do not expect this reexamination to be completed before the end of 2008, at the earliest.

        On June 9, 2008, at the joint request of the parties, the Court in the Texas litigation ordered that the stay of the litigation continue pending resolution of the reexamination of the '640 Patent. Until the stay is lifted, this litigation will remain on hold.

        If either or both of the lawsuits are reactivated, we expect that they could take as much as two years or more to reach trial, if at all. We believe that we do not infringe either UT patent, including the '382 Patent following reexamination, and that we have other meritorious defenses, and we intend to continue to vigorously defend our products and intellectual property rights. The '382 and '640 Patents include claims that claim to cover battery cathode material having a particular crystal structure and chemical formula, which Hydro-Quebec and UT claim our cathode material infringes. We believe, and contend in the lawsuits, that our cathode material has a different crystal structure and chemical formula that is not covered by the '382 and '640 patents. Moreover, we contend that the claims of the '640 Patent are invalid as anticipated by or obvious in light of the prior art, as set forth in our reexamination request and the PTO's action rejecting the claims. However, due to the nature of the litigation, we cannot determine the total expense or possible loss, if any, that may ultimately be incurred either in the context of a trial or as a result of a negotiated settlement. Although Hydro-Quebec and UT have not specified in their complaint the nature or extent of their damages, they have asked for injunctive relief and we believe that they would likely seek substantial damages that could involve both one-time payments and on-going amounts. Regardless of the ultimate outcome of the litigation, it could result in significant legal expenses and diversion of time by our technical and managerial personnel. The results of these proceedings are uncertain, and there can be no assurance that they will not have a material adverse effect on our business, operating results, and financial condition.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, including their ages as of October 15, 2008.

Name	Age	Position
David P. Vieau	58	President, Chief Executive Officer, Director
Michael Rubino	51	Chief Financial Officer, Vice President of Finance and Administration
Andrew Cole	43	Vice President of Human Resources and Organizational Development
Ric Fulop	33	Vice President of Business Development and Marketing
Louis M. Golato	53	Vice President of Operations
Robert J. Johnson	42	Vice President and General Manager, Energy Solutions Group
Gilbert N. Riley, Jr.	45	Chief Technology Officer, Vice President of Research and Development, Director
Evan C. Sanders	49	Vice President of Global Sales
Gururaj Deshpande(2)(3)	57	Director
Arthur L. Goldstein(1)(3)	73	Director
Gary E. Haroian(1)(2)	57	Director
Paul E. Jacobs(3)	46	Director
Jeffrey P. McCarthy(1)(2)	54	Director

(1)
Member of audit committee
(2)
Member of compensation committee
(3)
Member of the nominating and corporate governance committee

        David P. Vieau has served as our President and Chief Executive Officer and as a director since March 2002. Mr. Vieau also serves as a director of Avocent Corporation, an information technology infrastructure management company. Mr. Vieau holds a B.S. in Mechanical Engineering from Syracuse University.

        Michael Rubino has served as our Chief Financial Officer and Vice President of Finance and Administration since August 2004. From August 2002 to August 2004, Mr. Rubino served as the Chief Financial Officer and Vice President of Finance at Sandial Systems, Inc., a storage network equipment manufacturer. Prior to this, Mr. Rubino held Vice President Finance and CFO positions at several venture financed companies, including Maker Communications. Mr. Rubino holds a B.S. in Business Administration from the University of South Carolina.

        Andrew Cole has served as our Vice President of Human Resources and Organizational Development since August 2008. From May 2008 to August 2008, Mr. Cole served as Global Seminis Human Resources Lead at the Monsanto Company, an agricultural company. From February 2007 to February 2008, Mr. Cole served as Senior Vice President for Human Resources at The Power and Cooling Division of Schneider Electric AS, or Schneider Electric, an energy management company. Prior to this role, Mr. Cole served as the Executive Vice President for Human Resources and Organizational Development at American Power Conversion Corp., or APC, an energy management company, from April 2003 until the acquisition of APC by Schneider Electric in February 2007. Mr. Cole holds a B.A. and an M.S.M from Regis University, Colorado.

        Ric Fulop co-founded A123 and has served as our Vice President of Business Development and Marketing since October 2001. Mr. Fulop holds an M.B.A. from the MIT Sloan School of Management.

        Louis M. Golato has served as our Vice President of Operations since February 2006. From February 2004 to December 2005, Mr. Golato served as Wafer Fabrication and Probe Site Manager of Texas Instruments Incorporated, a semiconductor company. From April 2003 to February 2004, Mr. Golato was Vice President of Operations for Sipex Corporation, a semiconductor company. Mr. Golato holds a B.S. in Accounting from Bryant College.

        Robert J. Johnson has served as our Vice President and General Manager of our Energy Solutions Group since January 2008. From February 2007 to January 2008, Mr. Johnson served as Senior Vice President, President North America of APC-MGE Systems, a business unit of Schneider Electric and a global provider of critical power and cooling services. From February 1997 to February 2007, Mr. Johnson served in various roles at American Power Conversion Corp., or APC, including President/CEO and Vice President of APC's Availability Enhancement Group. Mr. Johnson holds a Bachelor of Engineering Management degree from The Missouri University of Science and Technology.

         Gilbert N. Riley, Jr.    co-founded A123 and has served as our Chief Technology Officer and Vice President of Research and as a director since October 2001. Dr. Riley holds a B.A. in Physics and Geology from Middlebury College and an M.S. and a Ph.D. in Materials Science and Engineering from Cornell University.

        Evan C. Sanders has served as our Vice President of Global Sales since March 2007. From February 2006 to March 2007, Mr. Sanders served as Vice President, Sales of Centrality Communications Inc., a supplier of integrated GPS solutions. Prior to this, from January 2003 to February 2006, Mr. Sanders worked as Vice President Worldwide Sales, at MEMSIC, Inc., a manufacturer of semiconductor accelerometers used in automotive safety systems and consumer applications. Mr. Sanders holds a B.S.E.E. degree from Northeastern University.

        Gururaj Deshpande has served as a director since December 2001. Since February 1998, Dr. Deshpande has served as Chairman of the board of directors of Sycamore Networks, Inc., a telecommunications equipment manufacturer. Dr. Deshpande also serves as a director of Airvana, Inc., or Airvana, a provider of network infrastructure products. Dr. Deshpande holds a B.S. in Electrical Engineering from the Indian Institute of Technology, an M.E. in Electrical Engineering from the University of New Brunswick and a Ph.D. in Data Communications from Queens University.

        Arthur L. Goldstein has served as a director since February 2008. Mr. Goldstein has served as a trustee, director and/or advisor for various for-profit and non-profit organizations. From May 1991 to May 2004, Mr. Goldstein served as the Chairman of the board of directors of Ionics, Inc., or Ionics, a water treatment and purification company. From May 1971 to June 2003, Mr. Goldstein served as the President and Chief Executive Officer of Ionics. Mr. Goldstein also serves as a director of Cabot Corporation, a chemical manufacturer, and is a member of the National Academy of Engineering. Mr. Goldstein holds a B.S. in Chemical Engineering from Rensselaer Polytechnic Institute, an M.S. in Chemical Engineering from the University of Delaware and an M.B.A. from Harvard Business School.

        Gary E. Haroian has served as a director since July 2006. Since December 2002, Mr. Haroian has provided consulting and advisory services to various technology companies. Mr. Haroian also serves as a director of Aspen Technology Inc., a provider of software and services to the process industries, Network Engines, Inc., a provider of server appliance software solutions, and Phase Forward Incorporated, a provider of data collection and management solutions for clinical trials and drug safety. Mr. Haroian holds a B.S. in Economics and Accounting from the University of Massachusetts, Amherst.

        Paul E. Jacobs has served as a director since November 2002. Since February 2000, Dr. Jacobs has held a number of executive positions with QUALCOMM Incorporated, or Qualcomm, including Group President of the Qualcomm Wireless & Internet Group, Executive Vice President and Chief Executive Officer. Dr. Jacobs also serves as a director of Qualcomm. Dr. Jacobs holds a B.S. in Electrical

Engineering and Computer Science, an M.S. in Electrical Engineering and a Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley.

        Jeffrey P. McCarthy has served as a director since December 2001. Since December 1998, Mr. McCarthy has served as a general partner of North Bridge Venture Partners, a venture capital firm. Mr. McCarthy holds a B.S. in Business Administration from Northeastern University and an M.B.A. from Bentley College.

Corporate Governance Guidelines

        Our board of directors has adopted corporate governance guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. These guidelines, which provide a framework for the conduct of our board's business, provide that:

  •
  the board's principal responsibility is to oversee the management of A123 Systems;

  •
  a majority of the members of the board shall be independent directors;

  •
  the independent directors meet regularly in executive session;

  •
  directors have full and free access to management and, as necessary and appropriate, independent advisors;

  •
  new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

  •
  at least annually, the board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

Code of Business Conduct and Ethics

        We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at www.a123systems.com.

Board Composition

        Our board of directors currently consists of seven members. All of our current directors were elected or appointed as directors in accordance with the terms of a fifth amended and restated voting agreement, as amended, among A123 and certain of our stockholders. The fifth amended and restated voting agreement will terminate upon the closing of this offering, and there will be no further contractual obligations regarding the election of our directors. There are no family relationships among any of our directors or executive officers.

        In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes. Each class shall consist, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors. The members of each class will serve for staggered three year terms. As a result, only one class of our board of directors will be elected each year from and after the closing of this offering. Upon the closing of this offering, the members of the classes will be divided as follows:

  •
  the class I directors will be Messrs. McCarthy and Riley, and their term will expire at the annual meeting of stockholders to be held in 2009;

  •
  the class II directors will be Dr. Desphande and Mr. Jacobs, and their term will expire at the annual meeting of stockholders to be held in 2010; and

  •
  the class III directors will be Messrs. Goldstein, Haroian and Vieau, and their term will expire at the annual meeting of stockholders to be held in 2011.

        Our certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

        Under Rule 4350 of the Nasdaq Marketplace Rules, independent directors must comprise a majority of a listed company's board of directors within one year of listing. In addition, Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Nasdaq Marketplace Rule 4200(a)(15), a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

        In            , our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs.             , representing            of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Nasdaq Marketplace Rule 4200(a)(15). Our board of directors also determined that Messrs.             , who comprise our audit committee, Messrs.             , who comprise our compensation committee, and Messrs.             , who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the Nasdaq Marketplace Rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that will be approved by our board of directors. The composition of each committee will be effective upon the closing of this offering.

  Audit Committee

        The members of our audit committee are Messrs. Goldstein, Haroian and McCarthy. Mr. Haroian chairs the audit committee. Our board of directors has determined that each audit committee member satisfies the requirements for financial literacy under the current requirements of the Nasdaq Marketplace Rules. Mr. Haroian is an "audit committee financial expert," as defined by SEC rules and satisfies the financial sophistication requirements of The NASDAQ Global Market. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. The audit committee's responsibilities include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

  •
  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  discussing our risk management policies;

  •
  establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and resolution of accounting related complaints and concerns;

  •
  meeting independently with our independent registered public accounting firm and management;

  •
  reviewing and approving or ratifying any related person transactions; and

  •
  preparing the audit committee report required by SEC rules.

        All audit and non-audit services, other than de minimus non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

  Compensation Committee

        The members of our compensation committee are Messrs. Haroian and McCarthy and Dr. Deshpande. Mr. McCarthy chairs the compensation committee. The compensation committee's responsibilities include:

  •
  annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

  •
  determining our chief executive officer's compensation;

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  overseeing and administering our cash and equity incentive plans;

  •
  reviewing and making recommendations to our board of directors with respect to director compensation;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure required by SEC rules; and

  •
  preparing the compensation committee report required by SEC rules.

  Nominating and Corporate Governance Committee

        The members of our nominating and corporate governance committee are Drs. Deshpande and Jacobs and Mr. Goldstein. Mr. Goldstein chairs the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

  •
  identifying individuals qualified to become members of our board of directors;

  •
  recommending to our board of directors the persons to be nominated for election as directors and to each board committee;

  •
  reviewing and making recommendations to our board of directors with respect to management succession planning;

  •
  developing and recommending corporate governance principles to our board of directors; and

  •
  overseeing an annual evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

        Since our formation, we have not paid cash compensation to any director for his service as a director. However, we have historically reimbursed our non-employee directors for reasonable travel and other expenses incurred in connection with attending board of director and committee meetings.

        Our president and chief executive officer has not received any compensation in connection with his service as a director. The compensation that we pay to our president and chief executive officer is discussed in the "Executive Compensation" section of this prospectus.

        The following table sets forth information regarding compensation earned by our non-employee directors during 2007. Mr. Goldstein joined our board of directors in February 2008, so he did not receive any compensation in 2007. Dr. Deshpande and Messrs. Jacobs and McCarthy have not to date received any options to purchase shares of our common stock in connection with their service on our board of directors.

Name	Option Awards ($)(1)	Total ($)
Gururaj Deshpande	—	—
Arthur L. Goldstein	—	—
Gary E. Haroian(2)	21,022	21,022
Paul E. Jacobs	—	—
Jeffrey P. McCarthy	—	—

(1)
Represents the dollar amount of share-based compensation expense recognized for financial statement reporting purposes pursuant to SFAS 123R during 2007, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 15 to our financial statements included elsewhere in this prospectus.

(2)
Mr. Haroian held an option to purchase 100,000 shares of our common stock with an exercise price of $1.25 per share as of December 31, 2007.

        In August 2008, our compensation committee determined that it was advisable for us to implement new arrangements, effective upon completion of this offering, for the compensation of directors who are not employed by us or any of our subsidiaries. In structuring compensation arrangements for non-employee directors, the compensation committee concluded that, in order for us to attract and retain high-quality directors, it was essential that we offer compensation packages competitive with those of companies of similar size, in similar industries or markets and at the same stage of maturity as our company.

        The following summarizes the terms of the compensatory arrangements with non-employee directors, which will become effective upon the completion of the offering. Each non-employee director is entitled to the following:

Annual retainer fees for service on the board of directors (for participation in up to five meetings per year):
Lead director	$35,000
Other members of the board	25,000

Additional annual retainer fees for board of director committee service:
Chair of audit committee	$10,000
Other members of audit committee (for participating in up to six meetings per year)	5,000
Chair of compensation committee	9,000
Other members of compensation committee (for participating in up to four meetings per year)	5,000
Chair of nominating and corporate governance committee	7,500
Other members of nominating and corporate governance committee (for participating in up to four meetings per year)	2,500

        A director who participates in a board of director or committee meeting in addition to the number of meetings set forth above in a given year will receive an additional $1,000 per meeting attended in person and $500 per meeting attended by telephone.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The compensation committee of our board of directors oversees our executive compensation program. In this role, the compensation committee reviews and approves annually all compensation decisions relating to our named executive officers. In making its decisions, the compensation committee considers the performance of the individual executive officers, as well as company performance, and reviews compensation data to assess the competitive market for comparable executives.

  Objectives and Philosophy of our Executive Compensation Program

        The primary objectives of the compensation committee with respect to executive compensation are to:

  •
  encourage executives to achieve and exceed our strategic and financial performance targets;

  •
  focus on long-term performance by providing a significant portion of executives' compensation through programs linked to our long-term success;

  •
  attract executive talent and retain those executives who have demonstrated superior talent and performance and whose continued employment is crucial to our success and growth; and

  •
  align executives' incentives with the creation of stockholder value.

        Our compensation committee assesses the performance of A123 in part based on specific measures and targets established by the compensation committee and our board of directors. However, compensation decisions are not driven entirely by financial performance assessments. As a private company, our compensation committee has historically reviewed compensation data and/or surveys collected from other private, venture capital-backed companies with similar revenues, and from research of pay practices at similar companies informally conducted and supplied by committee members. The committee has also relied on its members' business judgment and collective experience in the technology industry.

        For executive officers other than our chief executive officer, the compensation committee has historically sought and considered input from our chief executive officer regarding such executive officers' responsibilities, performance and compensation. Specifically, our chief executive officer recommends base salary increases, bonus targets for the performance-based bonus, equity award levels and the short-term and long-term financial and non-financial performance goals that are used throughout our compensation plans, and advises the committee regarding the compensation program's ability to attract, retain and motivate executive talent. Our compensation committee has and exercises the ability to materially increase or decrease the compensation amounts recommended by our chief executive officer. Our chief financial officer is also involved in our executive compensation process. Our chief financial officer is responsible for providing input on the financial targets for our compensation plan and for presenting data regarding the impact of the executive compensation programs on our financials.

        Our compensation committee routinely meets in executive session, and our chief executive officer is not permitted to attend during committee discussions, or board of directors determinations, regarding his compensation.

        Our compensation committee expects, on an annual basis, to set base salaries and bonus targets for the following year, as well as to determine equity incentive awards for our executive officers. In setting annual salaries, bonuses and equity incentive awards, the compensation committee will review the individual contributions of each executive officer and the achievement of predetermined corporate performance goals.

        To achieve the objectives of executive compensation, the compensation committee evaluates our executive compensation program with the following goals:

  •
  compensation should reflect our performance as well as individual performance over the prior fiscal year and over a longer period. In the short term, compensation should reflect the extent to which goals are missed, met or exceeded, taking into consideration individual ability to influence results. In the long-term, the value delivered under equity-based programs will be driven largely by the performance of our stock price and total stockholder return;

  •
  compensation programs should be aligned with business strategies focused on long-term growth and creating value for stockholders; and

  •
  overall target compensation, which is compensation received when achieving expected results, should be in line with that of individuals holding comparable positions and producing similar results at other corporations of similar size and industry.

        In April 2008, our compensation committee retained DolmatConnell & Partners, Inc., or DolmatConnell, as its independent compensation consultant to advise it on all matters related to executive compensation and general compensation programs. DolmatConnell assists the compensation committee by providing comparative market data on compensation practices and programs based on an analysis of comparable peer companies. DolmatConnell also provides guidance on industry best practices. DolmatConnell advised our compensation committee in determining 2008 base salaries for executives.

        With the assistance of DolmatConnell, the compensation committee selected a compensation peer group of companies consisting of eight publicly-traded companies in similar industries: Acme Packet, Inc., EnerNOC, Inc., Airvana, Inc., Starent Networks, Corp., BladeLogic, Inc., First Solar, Inc., Netezza Corporation and Valence. Going forward, this, or a similar, peer group will be used to benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to ours and that compete with us for executive talent.

  Components of our Executive Compensation Program

        The primary elements of our executive compensation program are:

  •
  base salary;

  •
  annual cash incentive bonuses;

  •
  stock option awards;

  •
  insurance, retirement and other employee benefits; and

  •
  change-of-control benefits.

        We do not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, our compensation committee determines subjectively what it believes to be the appropriate level and mix of the various compensation components.

         Base Salary.    Base salary represents the payment for a satisfactory level of individual performance as long as the employee remains employed with us. Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. In establishing base salaries for our named executive officers for 2007, our compensation committee considered a number of factors, including our company's overall performance against its stated goals, including growth in sales and revenue growth, and each named executive's position and functional role, seniority, the relative ease or difficulty of replacing the individual with a well-qualified person and the number of well-qualified candidates to assume the individual's role, job performance and overall level of responsibility and the informal benchmarking data and information discussed above.

        The following table sets forth information regarding the base salary for fiscal 2007 and fiscal 2008 for our named executive officers:

	Fiscal 2007 Base Salary	Fiscal 2008 Base Salary
David P. Vieau	$240,000	$300,000
Michael Rubino	$180,000	$210,000
Evan C. Sanders	$175,000	$210,000
Gilbert N. Riley, Jr.	$180,000	$210,000
Ric Fulop	$180,000	$210,000

        For 2008, our compensation committee sought to set our base salaries at levels that are consistent with pay ranging between the minimum and median levels of our peer group firms. As a result, the compensation committee approved executive base salary increases from fiscal 2007 to 2008 which were deemed to be competitive and consistent with the performance of the executive team and the growth of our company. Adjustments to the base salary level may be made annually based on comparisons to survey data and evaluation of the executive's level of responsibility and experience as well as company-wide performance.

        None of our executives is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. However, on an annual basis, base salaries for our executives, together with other components of compensation, are evaluated for adjustment.

  Annual Cash Incentive Bonus

        We have an annual cash incentive bonus plan for our executives. The annual cash incentive bonuses are intended to compensate for the achievement of company strategic, operational and financial goals, and, beginning in 2008, for individual goals. Amounts payable under the annual cash incentive bonus plan are calculated as a percentage of the applicable executive's base salary. No bonus is paid if the aggregate attainment falls below certain minimums.

        The 2007 targets for cash incentive bonuses were total revenue, profit, ending cash, revenue generated from new customers, financing objectives and product cost reductions. The range of values for 2007 were based upon the compensation committee's discretion, relying upon its members' business judgment and collective experience in the technology industry. Our compensation committee designed the 2007 targets to require significant effort and operational success on the part of the executives and the Company. In 2007, the maximum bonus a named executive officer could earn was 30% of such officer's base salary.

        The weighting of each 2007 financial performance target for each named executive officer was initially varied among each named executive officer depending upon such officer's position in the company. In February 2008, our compensation committee determined it was more appropriate to set each performance target at 16.67% for each named executive officer. Within each target category, other than the financing objectives target, our compensation committee applied a multiple of between 0 and 30%, depending on the performance level within each category. For example, if a performance target was met, the applicable multiple was 20%. If the target was not met, but was within a defined range of the target, the applicable multiple was 10%. If the minimum defined range was not achieved, the applicable multiple was 0%. If the target was exceeded, the applicable multiple was 30%. The compensation committee did not set a specific dollar amount for the financing objectives, but instead required the company to raise additional funding at a higher valuation than its prior preferred stock financing and in an amount sufficient to support on-going operations. If we obtained this funding, the applicable multiple was 20%; otherwise, the multiple was 0%.

        For 2007, we did not achieve either the total revenue or profit objectives, and therefore our compensation committee applied the 0% multiple to these targets. We met our ending cash and product cost reduction targets, and we closed a series D financing at a higher valuation than our series C financing, and therefore a 20% multiple was applied to each 16.67% attributable to these categories, netting 3.34% for each category. Finally, we met the minimum range of acceptable limits for the new customer revenue target, and therefore a 10% multiple was applied to this category, netting 1.67% for this target category.

Consequently, our performance in the six target categories yielded a bonus amount of 11.69% of base salary.

        Although actual performance relative to target bonus metrics yielded an approximate bonus to the executive team of 12% of each individual's base salary, our compensation committee determined to pay each individual 15% of his base salary due to the executives' exceptional overall performance relative to the following circumstances:

  •
  the management team completed two acquisitions in 2007;

  •
  the management team raised $70 million in equity financing in 2007;

  •
  the management team led the expansion of our manufacturing facilities to meet capacity requirements for two new batteries; and

  •
  the management team expanded the capabilities of our energy solutions group.

        The principal elements of the fiscal 2008 executive officer incentive bonus plan are as follows:

  •
  executive officers have a target bonus of 50% of their annual base salary.

  •
  50% of executives' target bonus is based upon our attainment of a specified revenue target for fiscal 2008, because the compensation committee believes the most critical component of the bonus plan is to achieve the company's revenue target. Achieving the revenue target will allow the company to gain market share in several emerging markets, and achieving this target will require execution by the entire management team.

  •
  20% of executives' target bonus is based upon our attainment of a specified adjusted EBITDA target, as the compensation committee believes achieving the company's loss target is important to driving the company to meet its commitments under the financial targets approved by our board of directors. Achieving this target will require execution by the entire management team.

  •
  30% of executives' target bonus is based upon individual objectives, because the committee believed it was important to allocate a portion of the bonus for individual contribution. Mr. Vieau's individual objectives generally relate to increasing market share in each of our target markets, establishing a plan for improving our gross profit and leading the company to the completion of an initial public offering. Mr. Rubino's individual objectives generally relate to completing private financings and supporting our initial public offering as well as establishing the financial infrastructure for a public company. Mr. Sanders' individual goals generally relate to helping to increase our revenue, enhancing existing customer relationships by building a global sales organization and implementing processes to manage a global sales organization. Dr. Riley's individual goals generally relate to adding the human resource capabilities needed to support and deliver battery development projects. Mr. Fulop's individual goals generally relate to developing our product marketing function in order to support the growth of our product lines and improve our competitive standing and market share.

        Within each of the three target categories, our compensation committee will apply a multiple of 0%, 10%, 30% or 50%, depending on the performance level within each category. If a performance target is met, the applicable multiple will be 30%. If the target is not met, but falls within a defined range of the target, the applicable multiple will be 10%. If the minimum defined range is not achieved, the applicable multiple will be 0%. If the target is exceeded, the applicable multiple will be 50%.

        The revenue, adjusted EBITDA and individual targets used for purposes of the fiscal 2008 incentive bonus plan were established in early 2008. The contribution by each executive would be aligned with the company's short-term goals for their respective organizations, and as with the targets for fiscal 2007, were set at levels that were designed to be challenging in that they require us to achieve strong revenue growth, but would be attainable if we had what we considered to be a successful year.

         Stock Options.    Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, the vesting feature of our equity grants contributes to executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period. Prior to this offering, our executives were eligible to participate in our 2001 stock incentive plan, as amended, or the 2001 Plan. Following the closing of this offering, we will continue to grant our executives and other employees stock-based awards pursuant to the 2008 stock incentive plan, or the 2008 Plan. Under the 2008 Plan, executives will be eligible to receive grants of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based equity awards at the discretion of the compensation committee. In determining the size of equity grants to our executives, our compensation committee has historically considered our corporate performance, the applicable executive's performance and potential for enhancing the creation of value for our stockholders, the amount of equity previously awarded to the executive and the vesting of such awards, the executive's position and, in the case of awards to executive officers other than our chief executive officer, the recommendation of our chief executive officer. In addition, going forward, our compensation committee will also consider recommendations developed by our compensation consulting firm, including information regarding comparative stock ownership and equity grants received by the executives in our compensation peer group.

        We typically make an initial equity award of stock options to new executives and annual equity grants as part of our overall compensation program. All grants of options to our executives are approved by the compensation committee.

        In April 2007, our board of directors granted a stock option to Mr. Sanders to purchase 150,000 shares of our common stock in connection with his commencement of employment. The number of shares subject to this award was recommended by our compensation committee, which considered the experience and expected contributions of Mr. Sanders. Our compensation committee also determined that this grant was consistent with equity grants made to other executive officers, as adjusted for the timing and perceived risk associated with this executive's hire. The exercise price of this option is $5.15 per share, which was the fair market value of our common stock on the date of grant.

        In 2007, our compensation committee undertook a review of the equity positions of our executive officers whose performance was notable and who were more than 50% vested in their existing equity grants. As a result, following the recommendation of our compensation committee, our board of directors approved new equity awards to reestablish or provide additional incentives to certain named executive officers. In determining the equity awards for each of these executives, our board of directors considered our overall performance as a company, the applicable executive's overall performance and contribution to our overall performance as a company, the size of awards granted to other executives and senior employees, the size of the available option pool and the recommendations of management. Specifically, our compensation committee determined that Mr. Vieau's performance was a significant factor in our company achieving over 20% revenue growth and increasing the company's valuation, and that Mr. Vieau had expanded the management team and had overseen two acquisitions. As a result, in September 2007, our board of directors granted Mr. Vieau a stock option for the purchase of 450,000 shares of our common stock. Our compensation committee further determined that Mr. Rubino was primarily responsible for completing significant equity financings in 2007 and for managing two acquisitions. As a result, in September 2007, our board of directors granted Mr. Rubino a stock option for the purchase of 60,000 shares of our common stock. Additionally, the committee concluded that Dr. Riley had successfully integrated the T/J and Hymotion development organizations following the acquisition of those entities, was primarily responsible for the reduction of product costs and contributed to the expansion of our manufacturing facilities. As a result, in September 2007, our board of directors granted Dr. Riley a stock option for the purchase of 225,000 shares of our common stock. Finally, the committee determined that Mr. Fulop had identified important strategic acquisitions, such as T/J and Hymotion, contributed to our competitive position in the market and enhanced our market recognition and branding. As a result, in September 2007, our board of directors granted Mr. Fulop a stock option for the purchase of 170,000 shares of our common stock. The exercise price of these options is $5.49 per share, which was the fair market value of our common stock on the date of grant.

        Other than the grants described above, no other option grants have been made to our named executive officers in 2006 or 2007. At the discretion of our compensation committee, we intend to review on an annual basis new equity awards for certain of our employees and executives. In determining these awards, the compensation committee intends to consider a number of factors, including our overall performance as a company, the applicable executive's overall performance and contribution to our overall performance as a company, the size of awards granted to other executives and senior employees, the size of the available option pool and the recommendations of management.

        Our equity awards have typically taken the form of stock options. The compensation committee reviews all components of the executive's compensation when determining annual equity awards to ensure that an executive's total compensation conforms to our overall philosophy and objectives.

        Typically, the stock options we grant to our executives vest at a rate of 25% at the end of the first year and in equal quarterly installments over the succeeding three years. Vesting and exercise rights cease shortly after termination of employment except in the case of death or disability. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights or the right to receive dividends or dividend equivalents.

        We do not have any equity ownership guidelines for our executives.

        We have historically granted stock options at exercise prices equal to the fair market value of shares of our common stock on the date of grant as determined by our board of directors. After the closing of this offering, the exercise price of all stock options will be equal to the closing price of shares of our common stock on the Nasdaq Global Market on the date of grant. We do not have a program, plan or practice of selecting grant dates for equity incentive awards to our executive officers in coordination with the release of material non-public information.

         Benefits and Other Compensation.    We maintain broad-based benefits that are provided to all employees, including our 401(k), flexible spending accounts, medical, dental and vision care plans, and our life and accidental death and dismemberment insurance policies, long-term and short-term disability plans. Executive officers are eligible to participate in each of these programs on the same terms as non-executive employees. Our 401(k) plan provides for an employer match; however we do not currently provide one. We do not provide any retirement benefits separate from the 401(k).

        In particular circumstances, we sometimes award cash signing bonuses when executives first join us. Whether a signing bonus is paid and the amount of the bonus is determined on a case-by-case basis under the specific hiring circumstances. For example, we will consider paying signing bonuses to compensate for amounts forfeited by an executive upon terminating prior employment, to assist with relocation expenses or to create additional incentive for an executive to join our company in a position where there is high market demand.

        We do not offer any perquisites to our executive officers.

         Severance and Change-of-Control Benefits.    We do not maintain employment agreements or severance arrangements with executive officers. Our practice with respect to change-of-control benefits has been to structure stock options with a combination of "single trigger" and "double trigger" vesting. In other words, the change of control itself only triggers partial accelerated vesting; full acceleration of vesting of stock options occurs only if the employment of the executive is terminated after the change of control either by the executive officer for "Good Reason" or by us without "Cause" (as those terms are defined in the applicable stock option agreements, as amended). We believe a combination of "single trigger" and "double trigger" vesting maximizes stockholder value because it limits any unintended windfalls to executives in the event of a friendly change of control, while still providing them appropriate incentives to cooperate in negotiating any change of control, including a change of control in which they believe they may lose their jobs.

  Tax Considerations

        Section 162(m) of the Internal Revenue Code of 1986, as amended, which will become applicable to us upon the closing of this offering, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

        The following table sets forth information regarding compensation earned by our chief executive officer, our chief financial officer and each of our three other most highly compensated executive officers during 2007. We refer to these executive officers as our "named executive officers" elsewhere in this prospectus:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Total ($)
David P. Vieau President, Chief Executive Officer, Director	2007	240,000	7,200	85,223	28,800	361,223
Michael Rubino Chief Financial Officer, Vice President of Finance and Administration	2007	180,000	5,400	28,629	21,600	235,629
Evan C. Sanders(4) Vice President of Global Sales	2007	138,563	5,250	98,418	21,000	263,231
Gilbert N. Riley, Jr. Chief Technology Officer, Vice President of Research and Development, Director	2007	180,000	5,400	42,611	21,600	249,611
Ric Fulop Vice President of Business Development and Marketing	2007	180,000	5,400	32,195	21,600	239,195

(1)
As described above in "Executive Compensation—Compensation Discussion and Analysis," our compensation committee determined to pay our executive officers 15% of base salary under the annual cash incentive bonus plan for performance in fiscal 2007, although actual performance relative to target bonus metrics yielded an approximate bonus to executive officers of 12% of annual base salary. The 3% discretionary increase to the bonus is being reported in this column as a discretionary bonus. The portion of the bonus reflecting 12% of the base salary earned on the basis of performance relative to target bonus metrics is being reported as non-equity incentive plan compensation.

(2)
The amounts in the "Option Awards" column reflect the dollar amount of awards recognized for financial statement reporting purposes for each respective year for each named executive officer, in accordance with SFAS 123R, assuming no forfeitures. The amounts include awards granted in and prior to 2007. Valuation of these options is based on the aggregate dollar amount of share based compensation recognized for financial statement reporting purposes computed in accordance with SFAS 123R over the term of these options, excluding the impact of estimated forfeitures related to service-based vesting conditions (which in our case were none). The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note 15 to our financial statements included elsewhere in this prospectus.

(3)
As described above in "Executive Compensation—Compensation Discussion and Analysis," our compensation committee determined to pay our executive officers 15% of base salary under the annual cash incentive bonus plan for performance in fiscal 2007, although actual performance relative to target bonus metrics yielded an approximate bonus to executive officers of 12% of annual base salary. The base bonus of 12% of annual base salary earned on the basis of actual performance relative to target bonus metrics has been reported in this column as non-equity incentive plan compensation. See "Executive Compensation—Compensation Discussion and Analysis" above and the "Grants of Plan-Based Awards in 2007" table below for additional information related to these awards.

(4)
Mr. Sanders joined us in 2007. The salary reflected for Mr. Sanders represents actual salary earned from employment with us in 2007, which was based on an annual salary of $175,000.

Grants of Plan-Based Awards

        The following table sets forth information for 2007 regarding grants of compensation in the form of plan-based awards made during 2007 to our named executive officers.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)(2)
						Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
David P. Vieau	4/4/2007	0	72,000	72,000	—	—	—
	9/17/2007	—	—	—	450,000	5.49	1,532,385
Michael Rubino	4/4/2007	0	54,000	54,000	—	—	—
	9/17/2007	—	—	—	60,000	5.49	204,318
Evan C. Sanders	4/4/2007	0	52,500	52,500	—	—	—
	4/5/2007	—	—	—	150,000	5.15	490,080
Gilbert N. Riley, Jr.	4/4/2007	0	54,000	54,000	—	—	—
	9/17/2005	—	—	—	225,000	5.49	766,192
Ric Fulop	4/4/2007	0	54,000	54,000	—	—	—
	9/17/2007	—	—	—	170,000	5.49	578,901

(1)
Represents threshold, target and maximum payout levels under the annual cash incentive bonus plan for 2007 performance. The actual payout with respect to each named executive officer is shown in the Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation." Additional information regarding the design of the annual cash incentive bonus plan, including a description of the performance-based conditions applicable to 2007 awards, is described above in "Executive Compensation—Compensation Discussion and Analysis—Components of Our Executive Compensation Program—Annual Cash Incentive Bonus."

(2)
Grants vest as to 25% of the original number of shares on the first anniversary of the vesting commencement date as to an additional 6.25% of the original number of shares at the end of each three-month period following the first anniversary of the vesting commencement date until the fourth anniversary of the vesting commencement date, subject to acceleration upon a change in control of our company, and termination of employment following a change in control, as further described above in the "Executive Compensation—Potential Payments upon Termination or Change in Control."

(3)
For a discussion of our methodology for determining the fair value of our common stock, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Estimates" section of this prospectus.

(4)
Represents the grant date fair value of the award determined in accordance with SFAS 123R, assuming no forfeitures. Valuation of these options is based on the aggregate dollar amount of share based compensation recognized for financial statement reporting purposes computed in accordance with SFAS 123R over the term of these options, excluding the impact of estimated forfeitures related to service-based vesting conditions (which, with respect to the named executive officers, were none). The assumptions used by us with respect to the valuation of stock and option awards are set forth in Note 15 to our financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth information regarding outstanding equity awards held as of December 31, 2007 by our named executive officers.

Name	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David P. Vieau	8/25/2005	143,657	86,193	0.21	8/25/2015
	1/1/2008	0	450,000	5.49	9/17/2017
Michael Rubino	8/26/2004	142,188	32,812	0.21	8/26/2014
	12/21/2006	14,063	30,937	2.30	12/21/2016
	1/1/2008	0	60,000	5.49	9/17/2017
Evan C. Sanders	3/12/2007	0	150,000	5.15	4/5/2017
Gilbert N. Riley Jr.	8/25/2005	143,657	86,193	0.21	8/25/2015
	1/1/2008	0	225,000	5.49	9/17/2017
Ric Fulop	10/22/2004	67,500	22,500	0.21	10/22/2014
	8/25/2005	122,110	73,265	0.21	8/25/2015
	9/17/2007	0	170,000	5.49	9/17/2017

(1)
All options held by our named executive officers vest as to 25% of the original number of shares on the first anniversary of the vesting commencement date, which is a date fixed by our board of directors when granting options, and as to an additional 6.25% of the original number of shares at the end of each three-month period following the first anniversary of the vesting commencement date until the fourth anniversary of the vesting commencement date, subject to acceleration upon a change in control of our company and termination of employment following a change in control, as further described in the "Executive Compensation—Potential Payments upon Termination or Change in Control" section of this prospectus.

Potential Payments upon Termination or Change in Control

        Each named executive officer's option award agreements, as amended, under our 2001 plan, provide for acceleration of vesting of 25% of the original number of the executive's stock options in the event of a change of control of A123. In addition, if the employment of any such named executive officer is terminated without cause by us or an acquiring entity, or with good reason by such officer, after a change of control of A123, his or her remaining unvested options will fully vest. For these purposes, "change of control" means the consummation of the following: (a) the sale, transfer or other disposition of substantially all of our assets to a third party, (b) a merger or consolidation of our company with a third party, or (c) a transfer of more than 50% of the outstanding voting equity of our company to a third party (other than in a financing transaction involving the additional issuance of our securities); "cause" means (a) a good faith finding by our board of directors (i) of the repeated failure of the officer after written notice to perform his reasonably assigned duties, or (ii) that such officer has engaged in dishonesty, gross negligence or misconduct, which dishonesty, gross negligence or misconduct has had an adverse effect on A123, (ii) the conviction of the officer of, or the entry of a pleading of guilty or nolo contendere by the officer to, any crime involving moral turpitude or any felony, or (b) a breach by the officer of any material provision of any invention and non-disclosure agreement or non-competition and non-solicitation agreement with A123, which breach is not cured within ten days written notice thereof; and "good reason" means (a) mutual written agreement between the officer and A123 that good reason exists, (b) the relocation of our offices such that the officer's daily commute is increased by at least 30 miles, (c) the reduction of the officer's base salary (unless in connection with, and substantially proportionate to, salary reductions for more than 75% of our employees) or (d) the demotion of the officer.

        The table below sets forth the benefits potentially payable to each named executive officer in the event of (a) a change of control of our company and (b) the termination of the named executive officer's employment without cause after the change of control.

	Value of Additional Vested Option Awards
Name	Upon Change of Control ($)(1)	Upon Employment Termination After Change of Control ($)(2)	Total ($)(3)
David P. Vieau	490,361	554,551	1,044,912
Michael Rubino	274,103	133,957	408,060
Evan C. Sanders	54,000	162,000	216,000
Gilbert N. Riley, Jr.	428,486	368,926	797,412
Ric Fulop	726,323	969,258	1,695,581

(1)
This amount is equal to (a) the number of option shares that would vest as a direct result of the change of control, assuming a December 31, 2007 change of control, multiplied by (b) the excess of $6.59, which represents our board of directors' determination of the fair market value of our common stock as of December 31, 2007, over the exercise price of the option.

(2)
This amount is equal to (a) the number of additional option shares (beyond those vesting solely as a result of a change of control) that would vest as a direct result of employment termination without cause following a change of control, assuming a December 31, 2007 change of control and employment termination, multiplied by (b) the excess of $6.59, which represents our board of directors' determination of the fair market value of our common stock as of December 31, 2007, over the exercise price of the option.

(3)
This amount is equal to (a) the total number of option shares that would vest as a direct result of the change of control and employment termination without cause, assuming a December 31, 2007 change of control and employment termination, multiplied by (b) the excess of $6.59, which represents our board of directors' determination of the fair market value of our common stock as of December 31, 2007, over the exercise price of the option.

Agreements with Executives

        We do not have formal employment agreements with any of our named executive officers. The initial compensation of each named executive officer was set forth in an offer letter that we executed with him at the time his employment with us commenced. Each offer letter provides that the named executive officer's employment is at will.

        As a condition to their employment, our named executive officers entered into non-competition, non-solicitation agreements and proprietary information and inventions assignment agreements. Under these agreements, each named executive officer has agreed (i) not to compete with us or to solicit our employees during his employment and for a period of twelve months after the termination of his employment and (ii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of his employment.

        See above in "Executive Compensation—Potential Payments upon Termination or Change in Control" for a description of the option award agreements with our named executive officers.

Stock Option and Other Compensation Plans

  2001 Stock Incentive Plan

        Our 2001 Plan was adopted by our board of directors and approved by our stockholders in December 2001. A maximum of 11,700,000 shares of common stock are authorized for issuance under the 2001 Plan.

        The 2001 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of any subsidiaries, are eligible to receive awards under the 2001 Plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2001 Plan, our board of directors administers the 2001 Plan and our board of directors has delegated authority to our compensation committee to select the recipients of awards and to determine:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise prices of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price; and

  •
  the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

        Pursuant to the terms of the 2001 Plan, in the event of a reorganization event, our board of directors shall have the discretion to provide for any or all of the following: (a) the acceleration of vesting or the termination of our repurchase rights of any or all of the outstanding awards, (b) the assumption or substitution of all awards by the acquitting or succeeding entity, (c) the termination of all awards that remain outstanding at the time of the merger or other reorganization event, or (d) the payment of cash for the surrender of the awards.

        As of June 30, 2008, there were options to purchase an aggregate of 8,019,972 shares of common stock outstanding under the 2001 Plan at a weighted average exercise price of $3.93 per share, and an aggregate of 896,206 shares of common stock issued upon the exercise of options granted under the 2001 Plan, and 1,885,206 shares of common stock originally issued as restricted stock awards under the 2001 Plan. As of June 30, 2008, there were 898,362 shares of common stock reserved for future issuance under the 2001 Plan. After the effective date of the 2008 stock incentive plan described below, we will grant no further stock options or other awards under the 2001 Plan; however, any shares of common stock reserved for issuance under the 2001 Plan that remain available for issuance and any shares of common stock subject to awards under the 2001 Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued shall be rolled into the 2008 stock incentive plan up to a specified number of shares.

  2008 Stock Incentive Plan

        Our 2008 Plan, which will become effective upon the closing of this offering, was adopted by our board of directors on                         , 2008 and approved by our stockholders on                        , 2008. The 2008 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness of the plan, the number of shares of our common stock that will be reserved for issuance under the 2008 Plan will be the sum of                        shares plus the number of shares of our common stock then available for issuance under the 2001 Plan, and the number of shares of our common stock subject to awards granted under the 2001 Plan which expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right, up to a maximum of                         shares.

        Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2008 Plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of our common stock with respect to which awards may be granted to any participant under the plan is            per calendar year.

        In accordance with the terms of the 2008 Plan, our board of directors has authorized our compensation committee to administer the 2008 Plan. Pursuant to the terms of the 2008 Plan, our compensation committee will select the recipients of awards and determine:

  •
  the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

  •
  the exercise price of options;

  •
  the duration of the options; and

  •
  the number of shares of our common stock subject to any restricted stock or other stock based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

        If our board of directors delegates authority to an executive officer to grant awards under the 2008 Plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

        Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2008 Plan, as to some or all outstanding awards:

  •
  provide that all outstanding awards shall be assumed or substituted by the successor corporation;

  •
  upon written notice to a participant, provide that the participant's unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

  •
  provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

  •
  in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

  •
  provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

        Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of our common stock are converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

        No award may be granted under the 2008 Plan on or after                        , 2018. Our board of directors may amend, suspend or terminate the 2008 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

  401(k) Plan

        We maintain a deferred savings retirement plan for our U.S. employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute his or her pre-tax compensation (up to a statutory limit, which is $15,500 in 2008). For employees 50 years of age or older, an additional catch-up contribution of $5,000 is allowable. In 2008, the statutory limit for those who qualify for catch-up contributions is $20,500. Under the plan, each employee is fully vested in his or her deferred salary contributions. The deferred savings retirement plan also permits us to make additional discretionary contributions, subject to established limits and a vesting schedule.

Limitation of Liability and Indemnification

        Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

        We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

RELATED PERSON TRANSACTIONS

        Since January 1, 2005, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediately family members of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Stock Issuances

        In January and February 2006, we issued an aggregate of 8,899,395 shares of series C convertible preferred stock at a price of $3.371016 per share for aggregate cash proceeds of $30.0 million. Upon the closing of this offering, these shares will automatically convert into 8,899,395 shares of common stock. The table below sets forth the number of shares of our series C convertible preferred stock sold to our directors and 5% stockholders and their affiliates in connection with our series C convertible preferred stock financing:

Name	Shares of Series C Convertible Preferred Stock	Aggregate Purchase Price
Gururaj Deshpande	1,409,669	$4,752,017
Affiliates of North Bridge Venture Partners(1)	1,577,988	5,319,423
GE Capital CFE, Inc.	800,945	2,699,998
QUALCOMM Incorporated(2)	1,012,543	3,413,299
Motorola, Inc.	983,667	3,315,957

Total	5,784,812	$19,500,694

    (1)
    Jeffrey P. McCarthy, a member of our board of directors, is a manager of NBVM GP, LLC, the general partner of North Bridge Venture Management IV, L.P., the general partner of North Bridge Venture Partners IV-A, L.P and North Bridge Venture Partners IV-B, L.P. Arthur L. Goldstein, a member of our board of directors, is the father of James A. Goldstein, a manager of NBVM GP, LLC, the general partner of North Bridge Venture Management IV, L.P. and North Bridge Venture Partners IV-B, L.P., the general partner of North Bridge Venture Partners IV-A, L.P.

    (2)
    Paul E. Jacobs, a member of our board of directors, is the Chief Executive Officer of Qualcomm.

        In January, February and August 2007, we issued an aggregate of 10,669,708 shares of series D convertible preferred stock at a price of $6.56 per share for aggregate cash proceeds of $70.0 million. Upon the closing of this offering, these shares will automatically convert into 10,669,708 shares of common stock. The table below sets forth the number of shares of our series D convertible preferred stock sold to our directors and 5% stockholders and their affiliates in connection with our series D convertible preferred stock financing:

Name	Shares of Series D Convertible Preferred Stock	Aggregate Purchase Price
Gururaj Deshpande	1,130,186	$7,414,732
Affiliates of General Electric	2,382,925	15,633,489
Motorola, Inc.	788,643	5,173,995
Affiliates of North Bridge Venture Partners(1)	1,265,133	8,300,070
QUALCOMM Incorporated(2)	850,283	5,578,392

Total	6,417,170	$42,100,678

    (1)
    Jeffrey P. McCarthy, a member of our board of directors, is a manager of NBVM GP, LLC, the general partner of North Bridge Venture Management IV, L.P., the general partner of North Bridge Venture Partners IV-A, L.P. and North Shore Venture Partners IV-B, L.P. Arthur L. Goldstein, a member of our board of directors, is the father of James A. Goldstein, a manager of NBVM GP, LLC, the general partner of North Bridge Venture Management IV, L.P. and North Bridge Venture Partners IV-B, L.P., the general partner of North Bridge Venture Partners IV-A, L.P.

    (2)
    Paul E. Jacobs, a member of our board of directors, is the Chief Executive Officer of Qualcomm.

        In January and February 2008, we issued an aggregate of 2,285,317 shares of common stock at a price of $7.22 per share for aggregate cash proceeds of $16.5 million. GPSF Securities Inc., an affiliate of General Electric, purchased 900,277 shares of common stock for an aggregate purchase price of $6.5 million in the common stock financing.

        In May and June 2008, we issued an aggregate of 6,152,554 shares of series E convertible preferred stock at a price of $16.59 per share for aggregate cash proceeds of approximately $102.1 million. Assuming an initial public offering price of $                        per share, which is the midpoint of the range listed on the cover page of this prospectus, upon the closing of this offering, these shares of series E convertible preferred stock will automatically convert into 6,152,554 shares of common stock. The table below sets forth the number of shares of our series E convertible preferred stock sold to our directors and 5% stockholders and their affiliates in connection with our series E convertible preferred stock financing:

Name	Shares of Series E Convertible Preferred Stock	Aggregate Purchase Price
Affiliates of General Electric	1,808,068	$30,000,007

Total	1,808,068	$30,000,007

General Electric Company

        In February 2005, we borrowed $4.0 million from Heller Financial Leasing, Inc., or Heller, an affiliate of General Electric. As of June 30, 2008, $378,000 remained outstanding under the loan from Heller. Subsequent to June 30, 2008, we repaid all outstanding principal and interest under this loan, and this loan is no longer in effect. In connection with the loan, we issued a warrant to Heller to purchase up to 67,366 shares of series B convertible preferred stock at an exercise price of $2.07. Upon the closing of this offering, this warrant will automatically convert into a warrant to purchase up to 67,366 shares of common stock.

        In February 2008, we entered into a services agreement with General Electric and EFS-O, Inc., or EFS, a General Electric company, pursuant to which EFS is providing us with professional services to assist in the design and development of various battery packs for the transportation sector. As of June 30, 2008, we have paid $1.8 million to EFS under the services agreement. We are obligated to make additional payments to EFS in the aggregate amount of $4.3 million upon, and subject to, the achievement of certain milestones set forth the services agreement.

Agreements with Our Stockholders

        We have entered into a sixth amended and restated investor rights agreement, as amended, with holders of convertible preferred stock and warrants and certain holders of common stock. The sixth amended and restated investor rights agreement contains a right of first refusal provision that provides that we shall not make certain issuances of our securities unless we first offer such securities to certain holders of convertible preferred stock in accordance with the terms of the sixth amended and restated investor rights agreement. The right of first refusal provision of the investor rights agreement does not apply to and will terminate upon the closing of this offering. The sixth amended and restated investor rights agreement also provides (i) that holders of convertible preferred stock have the right to demand that we file a registration statement, subject to certain limitations and (ii) that holders of convertible preferred stock and warrants and certain holders of common stock have the right to request that their shares be covered by a registration statement that we are otherwise filing. See the "Shares Eligible for Future Resale—Registration Rights" section of this prospectus for a further discussion of these registration rights.

        We have also entered into a fifth amended and restated right of first refusal and co-sale agreement, as amended, with holders of convertible preferred stock and certain other stockholders. This agreement provides the holders of convertible preferred stock a right of purchase and of co-sale in respect of sales of securities by certain holders of common stock. These rights of purchase and co-sale will terminate upon the closing of this offering.

        We have also entered into a fifth amended and restated voting agreement, as amended, that provides for agreements with respect to the election of our board of directors and its composition. The fifth amended and restated voting agreement will terminate upon the closing of this offering.

Indemnification Arrangements

        Please see "Shares Eligible for Resale—Limitation of Liability and Indemnification" for information on our indemnification arrangements with our directors and executive officers.

Executive Compensation and Employment Arrangements

        Please see "Management—Executive Compensation" and "Management—Agreements with Executives" for information on compensation arrangements with our executive officers, including option grants and agreements with executive officers.

Related Person Transaction Policy

        We have adopted a written policy providing that all "related person transactions" must be:

  •
  reported to our chief financial officer;

  •
  approved or ratified by our audit committee, which our audit committee will do only if it determines that the transaction is in, or not inconsistent with, the best interests of A123 Systems; and

  •
  if applicable, reviewed by our audit committee annually to ensure that such transaction, arrangement or relationship has been conducted in accordance with the previous approval, and that all required disclosures regarding such transaction arrangement or relationship have been made.

        Our policy provides that a "related person transaction" is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, involving an amount exceeding $120,000 in which we are a participant and in which any of our executive officers, directors or 5% stockholders, or any immediate family member of any of our executive officers, directors or 5% stockholders, has or will have a direct or indirect material interest.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock, as of October 15, 2008 by:

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our voting securities;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

        The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In addition, these rules provide than an individual or entity beneficially owns any shares issuable upon the exercise of stock options or warrants held by such person or entity that were exercisable on October 15, 2008 or within 60 days after October 15, 2008; and any reference in the footnotes to this table to stock options or warrants refers only to such options or warrants. In computing the percentage ownership of each individual and entity, the number of outstanding shares of common stock includes, in addition to the 57,409,535 shares outstanding as of October 15, 2008, any shares subject to options or warrants held by that individual or entity that were exercisable on or within 60 days after October 15, 2008. These shares are not considered outstanding, however, for the purpose of computing the percentage ownership of any other stockholder. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o A123 Systems, Inc., Arsenal on the Charles, 321 Arsenal Street, 3rd Floor, Watertown, MA 02472.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Shares Being Offered
Name and Address of Beneficial Owner	Number	Percentage		Number	Percentage
5% Stockholders
Entities affiliated with North Bridge Venture Partners(1)	7,772,158	13.5%
950 Winter Street, Suite 4600 Waltham, MA 02451
Gururaj Deshpande(2)	6,745,763	11.8%
Entities affiliated with General Electric Company(3)	5,959,581	10.4%
210 Merritt 7 Norwalk, CT 06856
QUALCOMM Incorporated(4)	5,025,625	8.8%
5775 Morehouse Drive San Diego, CA 92121
Motorola, Inc.(5)	4,844,914	8.4%
1303 E. Algonquin Road Schaumburg, IL 60196

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Shares Being Offered
Name and Address of Beneficial Owner	Number	Percentage		Number	Percentage
Directors and Named Executive Officers
David P. Vieau(6)	1,386,119	2.4%
Michael Rubino(7)	200,313	*
Ric Fulop(8)	887,953	1.5%
Gilbert N. Riley, Jr.(9)	1,560,976	2.7%
Evan C. Sanders(10)	65,625	*
Gururaj Deshpande(2)	6,745,763	11.8%
Arthur L. Goldstein(11)	18,750	*
Gary E. Haroian(12)	56,250	*
Paul E. Jacobs(13)	5,025,625	8.8%
Jeffrey P. McCarthy(14)	7,772,158	13.5%
All of our directors and officers as a group (13 persons)(15)	23,822,657	40.7%
[Other Selling Stockholders]

*
Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)
Consists of (a) 2,249,493 shares of common stock held by North Bridge Venture Partners IV-A, L.P. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering, (b) 1,067,961 shares of common stock held by North Bridge Venture Partners IV-B, L.P. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering, (c) 2,989,028 shares of common stock held by North Bridge Venture Partners V-A, L.P. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering and (d) 1,465,676 shares of common stock held by North Bridge Venture Partners V-B, L.P. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering. North Bridge Venture Management IV, L.P. is the sole General Partner of North Bridge Venture Partners IV-A, L.P and North Bridge Venture Partners IV-B, L.P. North Bridge Venture Management V, L.P. is the sole General Partner of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. NBVM GP, LLC, as the sole General Partner of North Bridge Venture Management IV, L.P., has ultimate voting and investment power of the shares held of record by North Bridge Venture Partners IV-A, L.P and North Bridge Venture Partners IV-B, L.P., and as the sole General Partner of North Bridge Venture Management V, L.P., has ultimate voting and investment power of the shares held of record by North Bridge Venture Partners V-A, L.P and North Bridge Venture Partners V-B, L.P. Jeffrey McCarthy, a member of our board of directors, is a managing member of NBVM GP, LLC. Voting and investment power over such shares are vested in the founding managers of NBVM GP, LLC, Edward T. Anderson and Richard A. D'Amore. Mr. McCarthy disclaims beneficial ownership over such shares.

(2)
Consists of (a) 326,000 shares of common stock held by Deshpande Irrevocable Trust for the benefit of Dr. Deshpande's children, (b) 483,262 shares of common stock held by Dr. Deshpande issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering, (c) 2,826,696 shares of Common Stock held by Unicorn Trust IV issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering, (d) 2,026,535 shares of common stock held by Unicorn Trust VI issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering and (e) 1,083,270 shares of common stock held by Unicorn Trust VIII issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering. The trustee of Deshpande Irrevocable Trust is Jaishree Deshpande, Dr. Deshpande's wife, and she exercises sole voting and investment power over the shares held of record. Dr. Deshpande, member of our board of directors, exercises voting and investment power over the shares held of record by him. Dr. Deshpande is trustee of Unicorn Trust IV, Unicorn Trust VI and Unicorn Trust VIII. He exercises voting and investment power over the shares held of record by Unicorn Trust IV, Unicorn Trust VI and Unicorn Trust VIII and disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(3)
Consists of (a) 900,277 shares of common stock held by GPSF Securities, Inc., (b) 800,945 shares of common stock held by GE Capital CFE, Inc. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering, (c) 4,190,993 shares of common stock held by GE Capital Equity Investments, Inc. issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering and (d) 67,366 shares of common stock held by Heller Financial Leasing, Inc. issuable upon exercise of a warrant. Each entity exercises voting and investment power over the shares held by it. General Electric Company, a publicly-traded corporation, is the parent company of GPSF Securities, Inc., GE Capital CFE, Inc., GE Capital Equity Investments, Inc. and Heller Financial Leasing, Inc.

(4)
Consists of 5,025,625 shares of common stock issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering. QUALCOMM is a publicly-traded corporation.

(5)
Consists of 4,844,914 shares of common stock issuable upon the automatic conversion of convertible preferred stock upon the closing of this offering. Motorola, Inc. is a publicly-traded corporation.

(6)
Consists of (a) 1,185,000 shares of common stock held directly by Mr. Vieau and (b) 201,119 shares of common stock issuable upon exercise of stock options.

(7)
Consists of 200,313 shares of common stock issuable upon exercise of stock options. Mr. Rubino is our Vice President of Finance and our Chief Financial Officer.

(8)
Consists of (a) 627,000 shares of common stock held directly by Mr. Fulop and (b) 260,953 shares of common stock issuable upon exercise of stock options. Mr. Fulop is our Vice President of Business Development and Marketing.

(9)
Consists of (a) 1,359,857 shares of common stock held directly by Mr. Riley and (b) 201,119 shares of common stock issuable upon exercise of stock options. Mr. Riley, a member of our board of directors, is our Vice President of Research & Development and our Chief Technology Officer.

(10)
Consists of 65,625 shares of common stock issuable upon exercise of stock options. Mr. Sanders is our Vice President of Global Sales.

(11)
Consists of 18,750 shares of common stock issuable upon exercise of stock options. Mr. Goldstein is a member of our board of directors.

(12)
Consists of 56,250 shares of common stock issuable upon exercise of stock options. Mr. Haroian is a member of our board of directors.

(13)
Consists of 5,025,625 shares held by Qualcomm, of which Mr. Jacobs is chief executive officer. Mr. Jacobs may be deemed to have voting and investment power, but disclaims beneficial ownership over such shares.

(14)
Consists of shares held by entities affiliated with North Bridge Venture Partners, the ultimate general partner of which is NBVM GP, LLC. Mr. McCarthy, a member of our board of directors, is a manager of NBVM GP, LLC. Voting and investment power over such shares are vested in the founding managers of NBVM GP, LLC, Edward T. Anderson and Richard A. D'Amore. Mr. McCarthy disclaims beneficial ownership over such shares.

(15)
Consists of an aggregate of (a) 22,715,403 shares of common stock and (b) 1,107,254 shares of common stock issuable upon exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law.

        The following description of our capital stock and provisions of our restated certificate of incorporation and second amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the second amended and restated bylaws that will become effective upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

        As of October 15, 2008, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock, there were 57,409,535 shares of our common stock outstanding and held of record by 157 stockholders.

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

        In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate the uncertainty and delay associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Delaware Anti-takeover Law and Certain Charter and By-Law Provisions

  Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless either (1) the interested stockholder attained such status with the approval of our board of directors, or (2) the business combination is approved by our board of directors and stockholders in a prescribed manner or (3) the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder," the sale of more than 10% of our assets, and other transactions resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. This provision may discourage or prevent unsolicited tender offers for our outstanding common stock.

  Staggered Board

        In accordance with the terms of our restated certificate of incorporation and second amended and restated by-laws, our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Our restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our restated certificate of incorporation and our second amended and restated by-laws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board could have the effect of delaying or discouraging an acquisition of A123 Systems or a change in our management.

  Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our restated certificate of incorporation and our second amended and restated by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our restated certificate of incorporation and our second amended and restated by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer, president or our board of directors. In addition, our second amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of our outstanding voting stock. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly-called stockholders meeting and not by written consent.

  Super-Majority Voting

        The affirmative vote of the holders of at least 75% of our voting stock is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our restated certificate of incorporation or second amended and restated by-laws described in the prior two paragraphs.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be                                    .

NASDAQ Global Market

        We have applied to have our common stock listed on the NASDAQ Global Market under the symbol "AONE."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock and we cannot assure you that a significant market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect trading price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after those restrictions lapse could also adversely affect the trading price of our common stock.

Sales of Restricted Securities

        Upon the closing of this offering, we will have outstanding                                    shares of common stock, based on the number of shares outstanding at September 15, 2008, assuming an initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus, and giving effect to the issuance of                                    shares of common stock in this offering.

        Of the shares to be outstanding after the closing of this offering, the                                    shares sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, generally may be sold in the public market only in compliance with Rule 144. The remaining                                    shares of common stock are "restricted" shares under Rule 144 and therefore generally may be sold in the public market only in compliance with Rule 144. In addition, substantially all of these restricted securities will be subject to the            lock-up agreements described below.

Lock-up Agreements

        Our officers, directors and holders of substantially all of our outstanding capital stock, including the selling stockholders, will be subject to lock-up agreements with the underwriters that will restrict the sale of the shares of our common stock held by them for 180 days, subject to certain exceptions. See "Underwriters" for a description of the lock-up agreements.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        Approximately                        shares of our common stock that are not subject to the lock-up agreements described below will be eligible for sale immediately upon the closing of this offering.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                        shares immediately after this offering, assuming an initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus; and

  •
  the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Upon expiration of the lock-up period described above,            shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

        In general, subject to the lock-up agreements discussed above, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in compliance with the manner of sale provisions of Rule 144, but without compliance with the other restrictions, including the availability of public information about us, holding period and volume limitations, in Rule 144.

Stock Options

        As of October 15, 2008, we had outstanding options to purchase 8,214,822 shares of common stock, of which options to purchase 3,238,727 shares of common stock were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options as well as all shares of our common stock that may be covered by additional options and other awards granted under our 2008 Plan. Please see "Management—Executive Compensation—Stock Option and Other Compensation Plans" for additional information regarding this plan. Shares of our common stock issued under the S-8 registration statement will be available for sale in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Warrants

        As of October 15, 2008, we had outstanding warrants to purchase 171,696 shares of our preferred and common stock. All of the shares of common stock issuable upon exercise of the warrants are subject to the lock-up agreements described above and will be eligible for sale following the 180-day lock-up period.

Registration Rights

        Following this offering and the sale by the selling stockholders of the shares offered by them hereby, assuming an initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus, the holders of 52,357,972 "restricted" shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in these shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement.

UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Broadpoint Capital, Inc. and Lazard Capital Markets LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Broadpoint Capital, Inc.
Lazard Capital Markets LLC
Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                                     additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:	$	$	$
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

        In addition, we estimate that the expenses of this offering payable by us, other than the underwriting discounts and commissions, will be approximately $             million.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We have applied to have our common stock listed on the NASDAQ Global Market under the trading symbol "AONE".

        We, all of our directors and officers, and the holders of substantially all of our outstanding stock, stock options, and warrants, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities, directly or indirectly, convertible into or exercisable or exchangeable for shares of common stock;

  •
  in our case, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph shall not apply to:

  •
  the sale of shares to the underwriters pursuant to the underwriting agreement;

  •
  the issuance by us of shares of common stock upon exercise of an option or warrant, or the conversion of a security outstanding on the closing of this offering of which the underwriters have been advised in writing;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of shares;

  •
  transfers by any person other than us of shares of common stock or other securities as a bona fide gift or in connection with bona fide estate planning; or

  •
  distributions by any person other than by us of shares of common stock or other securities to limited partners, members, stockholders or affiliates of such person.

        The 180-day restricted period described in the preceding paragraph will be automatically extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or announce material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. In addition, the underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling stockholder's website, and any information contained in any other website maintained by an underwriter or selling stockholder, is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling stockholder in its capacity as underwriter or selling stockholder, and should not be relied upon by investors.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. An affiliate of Morgan Stanley & Co. Incorporated owns 1,506,723 of our series E convertible preferred stock and 385,000 shares of our series C convertible preferred stock and is party to our stockholder agreements described under "Related Person Transactions—Agreements with our Stockholders." Upon the closing of this offering, these shares of convertible preferred stock will automatically convert into approximately            shares of our common stock, or assuming the over-allotment option is exercised in full,            % of our outstanding common stock.

        Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders, and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Directed Share Program

        At our request, the underwriters will reserve up to            % of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, and employees and certain individuals associated with us. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify Morgan Stanley & Co. Incorporated in connection with the directed share program, including for the failure of any participant to pay for its shares.

Selling Restrictions

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of our shares of common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

  (a)
  at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of shares to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

  United Kingdom

        Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

  Hong Kong

        The shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

  Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

  Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Waltham, Massachusetts. Ropes & Gray LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

        The consolidated financial statements of A123 Systems, Inc. and subsidiaries as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and Financial Accounting Standards Board Staff Position No. 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The historical consolidated financial statements of Enerland Co., Ltd. as of December 31, 2006 and for the year then ended, included in this prospectus, have been so included in reliance on the report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents that are filed as exhibits to the registration statement, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.

        You may read and copy the registration statement of which this prospectus is a part at the SEC's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC's Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

        This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

CONSOLIDATED FINANCIAL STATEMENTS

Index

A123 Systems, Inc.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets—December 31, 2006 and 2007, and June 30, 2008 (Unaudited)	F-3
Consolidated Statements of Operations—For the Years Ended December 31, 2005, 2006 and 2007, and the Six Months Ended June 30, 2007 and 2008 (Unaudited)	F-4
Consolidated Statements of Stockholders' Deficit—For the Years Ended December 31, 2005, 2006 and 2007, and the Six Months Ended June 30, 2008 (Unaudited)	F-5
Consolidated Statements of Cash Flows—For the Years Ended December 31, 2005, 2006 and 2007, and the Six Months Ended June 30, 2007 and 2008 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Enerland Co., Ltd.
Report of Independent Registered Public Accounting Firm	F-42
Consolidated Balance Sheet—December 31, 2006	F-43
Consolidated Statement of Income—For the Year Ended December 31, 2006	F-44
Consolidated Statement of Cash Flows—For the Year Ended December 31, 2006	F-45
Consolidated Statement of Stockholders' Deficit—For the Year Ended December 31, 2006	F-46
Notes to Consolidated Financial Statements	F-47
Condensed Consolidated Balance Sheets—December 31, 2006 and June 30, 2007 (Unaudited)	F-65
Condensed Consolidated Statements of Operations (Unaudited)—For the Six Months Ended June 30, 2006 and 2007	F-66
Condensed Consolidated Statements of Cash Flows (Unaudited)—For the Six Months Ended June 30, 2006 and 2007	F-67
Notes to Unaudited Condensed Consolidated Financial Statements	F-68

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
A123 Systems, Inc.
Watertown, Massachusetts

        We have audited the accompanying consolidated balance sheets of A123 Systems, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007, and effective January 1, 2006, adopted the Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment, and Financial Accounting Standards Board Staff Position No. 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
August 7, 2008

A123 Systems, Inc.

Consolidated Balance Sheets

(in thousands, except per share data)

	December 31,		June 30, 2008
	2006	2007	Actual	Pro Forma
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,484	$23,359	$104,334
Restricted cash	1,295	772	508
Accounts receivable—net	1,652	9,751	17,406
Inventory	13,702	21,104	27,360
Current portion of notes receivable	1,332	9	—
Prepaid expenses and other current assets	453	4,690	6,206

Total current assets	27,918	59,685	155,814
Property, plant and equipment—net	12,467	29,609	35,670
Goodwill	5,369	9,581	9,581
Intangible assets—net	762	4,671	4,213
Notes receivable—net of current portion	435	—	—
Deferred offering costs	—	—	1,216
Other assets	617	1,373	5,294
Restricted cash	100	227	244

Total assets	$47,668	$105,146	$212,032

LIABILITIES, MINORITY INTEREST, REDEEMABLE STOCK, AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Revolving credit lines	$981	$3,701	$4,994
Current portion of long-term debt	2,295	4,072	3,377
Current portion of capital lease obligations	1,080	1,043	1,317
Accounts payable	4,551	9,111	12,832
Accrued expenses	2,774	6,719	10,244
Other current liabilities	—	320	26
Deferred revenue	1,923	3,834	15,246
Deferred rent	—	158	169

Total current liabilities	13,604	28,958	48,205
Long-term debt—net of current portion	3,109	1,999	1,035
Capital lease obligations—net of current portion	40	79	406
Deferred revenue—net of current portion	1,000	466	175
Deferred rent—net of current portion	369	152	79
Other long-term liabilities	—	1,520	1,727
Preferred stock warrant liability	694	664	1,423	—

Total liabilities	18,816	33,838	53,050
Commitments and contingencies (Notes 2 and 10)
Minority interest	—	997	918
Redeemable convertible preferred stock, $0.001 par value—42,156 shares authorized at December 31, 2006 and December 31, 2007, and 46,798 shares authorized at June 30, 2008: 29,837, 40,519 and 46,671 shares issued and outstanding at December 31, 2006, December 31, 2007 and June 30, 2008, respectively (liquidation and redemption value of up to $270,060 and $235,064, respectively) no shares authorized, issued or outstanding, pro forma	62,884	132,914	234,933	—
Redeemable common stock, $0.001 par value—no shares authorized, issued or outstanding, December 31, 2006 and 2007, 1,593 shares authorized, issued and outstanding at June 30, 2008, no shares authorized, issued or outstanding, pro forma (liquidation and redemption value of $11,500)	—	—	11,500	—
Stockholders' (deficit) equity:
Series B-1 convertible preferred stock, par value $0.001 per share, 1,500 shares authorized, 1,493 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma	1	1	1	—
Common stock, $0.001 par value—45,000 shares authorized at December 31, 2006, 59,600 shares authorized at December 31, 2007 and 100,000 shares authorized at June 30, 2008; 6,166, 6,587, and 7,574 shares issued and outstanding at December 31, 2006 and 2007, and June 30, 2008, respectively and 57,331 shares issued and outstanding at June 30, 2008, pro forma	6	6	7	57
Additional paid-in capital	7,143	9,681	17,324	265,131
Treasury stock, 7 shares of series B-1 convertible preferred stock—at cost	(23)	—	—	—
Accumulated deficit	(41,453)	(72,419)	(105,414)	(105,414)
Accumulated other comprehensive income (loss)	294	128	(287)	(287)

Total stockholders' (deficit) equity	(34,032)	(62,603)	(88,369)	159,487

Total liabilities, minority interest, redeemable stock, and stockholders' (deficit) equity	$47,668	$105,146	$212,032

See notes to consolidated financial statements.

A123 Systems, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(Unaudited)
Revenue:
Product	$—	$28,346	$35,504	$16,795	$18,015
Research and development services	749	6,002	5,845	2,612	3,919

Total revenue	749	34,348	41,349	19,407	21,934

Cost of revenue:
Product		28,960	38,320	16,116	23,797
Research and development services		4,417	4,499	1,682	2,878

Total cost of revenue		33,377	42,819	17,798	26,675

Gross profit (loss)		971	(1,470)	1,609	(4,741)

Operating expenses:
Research and development	11,164	8,851	13,241	6,365	15,094
Sales and marketing	862	1,537	4,307	1,750	3,606
General and administrative	3,000	6,129	13,336	4,712	8,831

Total operating expenses	15,026	16,517	30,884	12,827	27,531

Operating loss	(14,277)	(15,546)	(32,354)	(11,218)	(32,272)

Other income (expense):
Interest income	378	871	1,729	920	614
Interest expense	(422)	(641)	(716)	(254)	(407)
Gain on foreign exchange	—	—	502	328	76
Unrealized loss on preferred stock warrant liability	—	(362)	(57)	(54)	(759)

Other income (expense)—net	(44)	(132)	1,458	940	(476)

Loss before income taxes, minority interest and cumulative effect of change in accounting principle	(14,321)	(15,678)	(30,896)	(10,278)	(32,748)
Provision for income taxes	—	40	97	47	184

Loss before minority interest and cumulative effect of change in accounting principle	(14,321)	(15,718)	(30,993)	(10,325)	(32,932)
Minority interest	—	—	27	—	(63)
Cumulative effect of change in accounting principle (Note 2)	—	(57)	—	—	—

Net loss	(14,321)	(15,775)	(30,966)	(10,325)	(32,995)
Accretion to preferred stock	(35)	(26)	(35)	(16)	(20)

Net loss attributable to common stockholders	$(14,356)	$(15,801)	$(31,001)	$(10,341)	$(33,015)

Net loss per share attributable to common stockholders—basic and diluted:
Loss per share attributable to common stockholders before cumulative effect of change in accounting principle	$(2.48)	$(2.64)	$(4.88)	$(1.65)	$(3.85)
Cumulative effect of change in accounting principle	—	(0.01)	—	—	—

Net loss per share attributable to common stockholders—basic and diluted	$(2.48)	$(2.65)	$(4.88)	$(1.65)	$(3.85)

Weighted average number of common shares outstanding	5,796	5,971	6,351	6,266	8,579

Pro forma net loss per share—basic and diluted (unaudited)			$(0.69)		$(0.63)

Pro forma weighted average number of common shares outstanding (unaudited)			45,236		52,110

See notes to consolidated financial statements.

A123 Systems, Inc.

Consolidated Statements of Stockholders' Deficit

(In thousands, except per share data)

	Series B-1 Convertible Preferred Stock $0.001 Par Value
			Common Stock $0.001 Par Value
					Notes Receivable From Stockholders				Accumulated Other Comprehensive Income (Loss)
						Additional Paid-in Capital	Treasury Stock	Accumulated Deficit		Total Stockholders' Deficit	Comprehensive Loss
	Shares	Amount	Shares	Amount
BALANCE—January 1, 2005	—	$—	5,826	$6	$(159)	$350	$(4)	$(11,357)	$—	$(11,164)
Issuance of warrants in connection with long-term debt	—	—	—	—	—	117	—	—	—	117
Accrued interest on notes receivable	—	—	—	—	(7)	—	—	—	—	(7)
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	—	—	(35)	—	—	—	(35)
Stock-based compensation	—	—	—	—	—	694	—	—	—	694
Issuance of common stock	—	—	95	—	—	12	—	—	—	12
Retirement of treasury stock	—	—	(41)	—	—	(4)	4	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(14,321)	—	(14,321)	$(14,321)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	66	66	66

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(14,255)

BALANCE—December 31, 2005	—	—	5,880	6	(166)	1,134	—	(25,678)	66	(24,637)
Issuance of series B-1 convertible preferred in connection with acquisition	1,500	1	—	—	—	5,159	—	—	—	5,159
Reclassification of preferred stock warrants due to the adoption of FSP 150-5	—	—	—	—	—	(131)	—	—	—	(131)
Accrued interest on notes receivable	—	—	—	—	(4)	—	—	—	—	(4)
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	—	—	(26)	—	—	—	(26)
Stock-based compensation	—	—	—	—	—	954	—	—	—	954
Issuance of common stock	—	—	286	—	—	53	—	—	—	53
Repayment of notes receivable	—	—	—	—	170	—	—	—	—	170
Purchase of treasury stock	—	—	—	—	—	—	(23)	—	—	(23)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(15,775)	—	(15,775)	$(15,775)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	228	228	228

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(15,547)

BALANCE—December 31, 2006	1,500	1	6,166	6	—	7,143	(23)	(41,453)	294	(34,032)
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	—	—	(35)	—	—	—	(35)
Stock-based compensation	—	—	—	—	—	1,566	—	—	—	1,566
Issuance of common stock	—	—	421	—	—	1,030	—	—	—	1,030
Retirement of treasury stock	—	—	—	—	—	(23)	23	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(30,966)	—	(30,966)	$(30,966)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(166)	(166)	(166)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	$(31,132)

BALANCE—December 31, 2007	1,500	1	6,587	6	—	9,681	—	(72,419)	128	(62,603)
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	—	—	—	—	(20)	—	—	—	(20)
Stock-based compensation (unaudited)	—	—	—	—	—	2,199	—	—	—	2,199
Issuance of common stock (unaudited)	—	—	987	1	—	5,098	—	—	—	5,099
Issuance of common stock warrant (unaudited)	—	—	—	—	—	366	—	—	—	366
Comprehensive loss:
Net loss (unaudited)	—	—	—	—	—	—	—	(32,995)	—	(32,995)	$(32,995)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	(415)	(415)	(415)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	—	$(33,410)

BALANCE—June 30, 2008 (unaudited)	1,500	$1	7,574	$7	$—	$17,324	—	$(105,414)	$(287)	$(88,369)

See notes to consolidated financial statements.

A123 Systems, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(Unaudited)
Cash flows from operating activities:
Net loss	$(14,321)	$(15,775)	$(30,966)	$(10,325)	$(32,995)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,264	2,657	3,942	1,253	3,601
Noncash rent	(94)	(96)	(59)	6	(62)
Unrealized loss on preferred stock warrant liability	—	362	57	50	759
Loss on issuance of notes receivable	—	144	—	—	—
(Gain) loss on disposal of property and equipment	2	218	24	3	(104)
Amortization of debt issuance costs and noncash interest expense	60	68	193	81	99
Stock-based compensation	694	954	1,566	390	2,199
Imputed interest on noninterest-bearing notes	(7)	(4)	—	—	—
In-process research and development	—	—	430	—	—
Minority interest in net loss	—	—	(27)	—	(63)
Accrued interest on notes receivable	—	(70)	(128)	(95)	—
Cumulative effect of change in accounting principle	—	57	—	—	—
Changes in assets and liabilities—net of acquisitions:
Accounts receivable	(89)	(909)	(6,114)	(6,875)	(7,837)
Inventory	(2,590)	(11,103)	(1,544)	210	(6,483)
Prepaid expenses and other assets	(402)	(168)	(2,969)	(1,976)	(1,750)
Accounts payable	1,464	2,615	900	2,381	4,001
Accrued expenses	1,192	880	4,406	720	4,000
Deferred rent	75	—	—	—	—
Deferred revenue	717	1,229	1,376	(132)	11,128
Other liabilities	—	—	16	38	(30)

Net cash used in operating activities	(12,035)	(18,941)	(28,897)	(14,271)	(23,537)

Cash flows from investing activities:
(Increase) decrease in restricted cash	(40)	(1,184)	1,219	1,008	219
Purchases of property, plant and equipment	(5,952)	(6,865)	(14,964)	(8,217)	(12,903)
Proceeds from sale of property and equipment	1,263	—	46	2	—
Cash paid for acquisition of Enerland—net of cash acquired	—	—	(13,420)	—	—
Cash paid for purchase Hymotion assets—net of cash acquired	—	—	(125)	(125)	—
Cash paid for acquisition of T/J Technologies, Inc.—net of cash acquired	—	(1,585)	—	—	—
Investment in minority interest in Enerland	—	—	—	(867)	—
Issuance of notes receivable	(235)	(1,000)	—	—	—
Repayment on notes receivable	—	286	—	—	—
Repayment of notes receivable from stockholders	—	170	—	—	—

Net cash used in investing activities	(4,964)	(10,178)	(27,244)	(8,199)	(12,684)

Cash flows from financing activites:
Proceeds from issuance of common stock	—	—	906	88	5,001
Proceeds from exercise of stock options	12	53	124	—	98
Advances under revolving credit lines	—	640	2,720	4,036	1,293
Purchase of treasury stock	—	(23)	—	—	—
Deferred offering costs	—	—	—	—	(1,216)
Proceeds from issuance of long-term debt	4,000	3,000	—	—	1,589
Payments on long-term debt	(444)	(1,309)	(3,453)	(1,315)	(2,895)
Payments on capital lease obligations	(40)	(28)	(176)	(116)	(84)
Net proceeds from issuance of redeemable common stock	—	—	—	—	11,500
Net proceeds from issuance of redeemable convertible preferred stock	—	30,263	69,913	39,936	101,999

Net cash provided by financing activities	3,528	32,596	70,034	42,629	117,285

Effect of foreign exchange rates on cash and cash equivalents	66	107	(18)	—	(89)

Net increase in cash and cash equivalents	(13,405)	3,584	13,875	20,159	80,975
Cash and cash equivalents—beginning of period	19,305	5,900	9,484	9,484	23,359

Cash and cash equivalents—end of period	$5,900	$9,484	$23,359	$29,643	$104,334

Supplemental cash flow information—cash paid for interest	$329	$409	$937	$540	$281

Noncash investing and financing activities:
Settlement of notes receivable with contract manufacturers	$—	$—	$1,882	$—	$—

Issuance of common stock warrant in settlement of a liability	$—	$—	$—	$—	$366

Issuance of note for insurance policy	$—	$—	$243	$243	$—

Sale of equipment in exchange for note receivable	$—	$1,069	$—	$—	$—

Purchase of equipment under capital leases	$1,125	$62	$178	$—	$686

Equipment purchases included in accounts payable	$369	$40	$1,418	$565	$1,386

In connection with the acquisition of T/J Technologies 1.5 million shares of series B-1 convertible preferred stock valued at $5.2 million were issued as part of the consideration	$—	$5,200	$—	$—	$—

See notes to consolidated financial statements.

A123 Systems, Inc.

Notes to Consolidated Financial Statements

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

1. Nature of Business

        A123 Systems, Inc. (the "Company") was incorporated in Delaware on October 19, 2001 and has its corporate offices in Watertown, Massachusetts. The Company designs, develops, manufactures and sells advanced rechargeable lithium-ion batteries and battery systems and provides research and development services to government agencies and commercial customers. The Company shipped its first products in 2006.

2. Summary of Significant Accounting Policies

        Unaudited Interim Financial Information—The interim consolidated financial statements and related disclosures as of June 30, 2008 and for the six months ended June 30, 2007 and 2008 are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC"). The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company's financial position as of June 30, 2008 and results of its operations and its cash flows for the six months ended June 30, 2007 and 2008. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

        Unaudited Pro Forma Information—The unaudited pro forma balance sheet as of June 30, 2008 reflects the automatic conversion of all outstanding shares of preferred stock as of that date into common stock on an assumed one for one basis, the reclassification of the preferred stock warrant liability to additional paid-in capital and the removal of the redemption rights of the redeemable common stock, which will occur upon the closing of the Company's proposed initial public offering. For purposes of pro forma net loss per share, all shares of preferred stock, which is convertible into common stock and will be converted upon closing of the proposed initial public offering of the Company's common stock, have been treated as though they had been converted to common stock in all periods in which such shares were outstanding. The Company expects that all shares of its preferred stock will automatically convert in the proposed initial public offering as a result of a "Qualifying Public Offering," as set forth in the Company's certificate of incorporation and described below in Note 16.

        Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated in consolidation. Pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. 46, Consolidation of Variable Interest Entities, the Company's investment in a variable interest entity ("VIE"), of which the Company is the primary beneficiary, is consolidated.

        Consolidation of Variable Interest Entity—At the time of the Company's acquisition of Enerland Co., Ltd ("Enerland"—see Note 3), an Enerland wholly-owned subsidiary had a pre-existing joint venture agreement with a quasi governmental entity in the Peoples Republic of China ("PRC"), whereby the Enerland subsidiary holds a 45% interest in the joint venture. The jointly-owned enterprise was established under the laws of the PRC to manufacture components of rechargeable batteries. The joint venture enterprise is a VIE with Enerland as its primary beneficiary. Accordingly, the Company consolidates the joint venture enterprise and accounts for the 55% ownership as a minority interest. The total assets of the joint venture enterprise represented less than 4% of the Company's total consolidated assets as of December 31, 2007.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. The Company bases estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. The Company's actual results may differ from these estimates under different assumptions or conditions.

        Foreign Currency Translation and Remeasurement—The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The majority of the Company's sales are denominated in U.S. dollars. For foreign operations with the local currency as the functional currency, local currency denominated assets and liabilities are translated at the year-end exchange rates, and sales, costs and expenses are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are included as a component of accumulated other comprehensive income (loss) in the consolidated balance sheets. For foreign operations with the U.S. dollar as the functional currency, foreign currency denominated assets and liabilities are remeasured at the year-end exchange rates except for nonmonetary assets (e.g., inventories, and property, plant, and equipment) and related income statement accounts (e.g., cost of sales and depreciation,) which are remeasured at historical exchange rates. Foreign currency denominated sales, costs and expenses are recorded at the average exchange rates during the periods reported. During the years ended December 31, 2005 and 2006, the gains and losses from foreign currency remeasurement were not material. During the year ended December 31, 2007 and for the six months ended June 30, 2007 and 2008, the Company had recognized realized net gains of $502,000, $328,000 and $76,000, respectively. These amounts are included in other income (expense), in the consolidated statements of operations.

        Cash and Cash Equivalents—Cash equivalents include short-term, highly-liquid instruments, which consist of money market accounts. The majority of cash and cash equivalents are maintained with major financial institutions in North America. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

        Restricted Cash—Cash accounts with any type of restriction are classified as restricted cash. Restricted cash consists of compensating cash balances for credit agreements and secured amounts related to letter-of-credit arrangements. If the restriction is expected to be lifted in the next twelve months, the restricted cash account is classified as current.

        The Company maintained a compensating cash balance for a letter of credit as security for an operating lease in the amount of $100,000, $165,000 and $165,000 at December 31, 2006 and 2007 and June 30, 2008, respectively. The letter of credit can be reduced upon the Company obtaining certain financial milestones. In connection with the purchase of raw materials and equipment, the Company maintained a restricted cash balance in the amount of $273,000 and $507,000 at December 31, 2007 and June 30, 2008, respectively. The Company classifies cash received from the Korean government that is to be used only for specific research and development activities, including reimbursements of research and development expenses and acquisitions of property and equipment, as restricted cash. The restricted cash received from the Korean government at December 31, 2007 and June 30, 2008 was $561,000 and $80,000, respectively.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        At December 31, 2006, the Company maintained a restricted cash balance for two letters of credit in the amount of $1,295,000 related to the purchase of equipment.

        Accounts Receivable and Concentrations of Credit Risks—Accounts receivable are stated net of an allowance for contractual adjustments and uncollectible accounts, which are determined by establishing reserves for specific accounts and consideration of historical and estimated probable losses. As of December 31, 2006, the Company's accounts receivable balance did not include an allowance for doubtful accounts, based upon the expected full collection of the accounts receivable. The activity in the allowance for the year ended December 31, 2007 and six months ended June 30, 2008 is as follows (in thousands):

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
		(Unaudited)
Beginning balance	$—	$199
Provision	215	191
Write-offs and adjustments	(16)	—

Ending balance	$199	$390

        The unbilled portion of accounts receivable from certain government research and development contracts included in the accounts receivable balance was $398,000, $420,000, and $370,000 at December 31, 2006 and 2007 and June 30, 2008, respectively. The unbilled portion of the accounts receivable are periodically invoiced based on the terms of the government research and development contract.

        Two customers accounted for 19% and 17% of the total accounts receivable at December 31, 2006, one customer accounted for 32% of the total accounts receivable at December 31, 2007 and two customers accounted for 31% and 16% of the total accounts receivable at June 30, 2008.

        During each of the years ended December 31, 2006 and 2007 and the six months ended June 30, 2007 and 2008, one customer of the Company, together with its affiliates, represented 82%, 66%, 79% and 49% of the Company's revenue, respectively. There were no product sales in 2005.

        The U.S. government and its agencies, departments and subcontractors comprised the following percentages of research and development services revenue in the years ended December 31, 2005, 2006 and 2007 and six months ended June 30, 2007 and 2008: 100%, 81%, 68%, 85% and 25%, respectively.

        Inventory—Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis and includes material costs, labor and applicable overhead. The Company includes in finished goods inventory products that have been delivered to customers for which the related revenue has been deferred until the customer has accepted the product or the evaluation period has expired.

        Property, Plant and Equipment—Property, plant and equipment are stated at cost. Assets held under capital leases are stated at the lesser of the present value of future minimum payments, using the Company's incremental borrowing rate at the inception of the lease, or the fair value of the property at the inception of the lease. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property, plant and equipment. The Company

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

capitalizes interest costs as part of the historical cost of constructing manufacturing facilities. Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Asset Classification	Estimated Useful Life
Computer equipment and software	3 years
Furniture and fixtures	5 years
Machinery and equipment	5-7 years
Leasehold improvements	Lesser of useful life or lease term
Buildings	15-20 years
Automobiles	5 years

        Deferred Offering Costs—Costs directly associated with the Company's filing of the registration statement related to its initial public offering of securities have been capitalized and recorded as deferred offering costs. The Company filed the registration statement with the SEC on August 8, 2008. Deferred offering costs relating to the registration statement were approximately $1,216,000 as of June 30, 2008. Upon completion of the Company's proposed initial public offering, such costs will be recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholders' deficit.

        Other Assets—Other assets include deferred financing costs which were incurred in connection with the issuance of debt. Deferred financing costs consist of the fair value of warrants issued in conjunction with the Company's financing agreements and other legal and banking fees. Such amounts are amortized into interest expense over the life of the related debt. In the case of early debt principal repayments, the Company adjusts the value of the corresponding deferred financing costs with a charge to interest expense, and similarly adjusts the future amortization expense. Additionally, other assets include long-term deposits.

        Goodwill and Indefinite-Lived Intangible Assets—Goodwill is comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible and identifiable intangible assets acquired. Indefinite-lived intangible assets are not subject to amortization and consist of trademarks and trade names the Company has acquired through business acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually and more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performed the annual impairment test for these assets as of October 1, 2006 and 2007. These tests did not indicate an impairment. If an impairment exists, a loss is recorded to write-down the value of goodwill or indefinite-lived intangible assets to their implied fair value.

        Impairment of Long-Lived Assets—The Company's long-lived assets include property, plant and equipment and intangible assets subject to amortization (i.e. patented technology, contractual backlog, specially-trained employees and customer relationships). The Company evaluates long-lived assets in accordance with FASB's Statement on Financial Accounting Standards ("Statement") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets are evaluated for recoverability in accordance with FASB Statement No. 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flow expected to result from the use of the asset and eventual disposition. If the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

excess of the carrying amount over the fair value of the asset, is recognized. The Company determines fair value by appraisal or discounted cash flow analysis. No impairments have been recorded on long-lived assets for the years ended December 31, 2005, 2006 and 2007 or for the six month periods ended June 30, 2007 and 2008.

        Accretion of Preferred Stock—The difference between the initial carrying amounts and redemption values of the redeemable convertible preferred stock represents issuance costs recorded as a reduction in the carrying amounts. The Company is recording periodic accretions to increase the carrying amounts of the redeemable convertible preferred stock so that the carrying amounts will equal the redemption amounts at the earliest redemption dates. Accretion is recorded as a reduction to additional paid-in capital to the extent available and as an increase to stockholders' deficit thereafter.

        Segment, Geographic and Significant Customer Information—FASB Statement No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements and requires selected information of these segments be presented in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company's chief decision maker is the Chief Executive Officer. The Company's chief decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company views its operations and manages its business as one operating segment.

        Information about the Company's operations in different geographic regions is presented in the tables below (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2006	2007	2007	2008
			(Unaudited)
Geographic revenues (based on shipment destination or services location)
United States	$28,558	$18,715	$13,988	$6,073
China	*	11,811	1,176	8,746
Malaysia	*	—	*	2,616
United Kingdom	*	1,015	*	2,156
Korea	—	3,665	—	441
Czech Republic	5,300	4,219	3,786	236
Other	490	1,924	457	1,666

	$34,348	$41,349	$19,407	$21,934

    (*)—Amount is not significant

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

	As of December 31,
			As of June 30, 2008
	2006	2007
			(Unaudited)
Long-lived assets (based on location of asset)
China	$7,050	$18,802	$22,079
United States	5,228	5,671	7,222
Korea	189	5,043	6,264
Canada	—	93	105

	$12,467	$29,609	$35,670

        The Company groups its revenues into three revenue categories. Revenue for these categories are as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2006	2007	2007	2008
			(Unaudited)
Portable power	$28,197	$32,908	$16,121	$17,477
Transportation	149	2,596	674	538
Research and development services	6,002	5,845	2,612	3,919

	$34,348	$41,349	$19,407	$21,934

        Revenue Recognition—The Company recognizes revenue from the sale of products and delivery of research and development services, including governmental grants. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the price to the buyer is fixed or determinable, and collectibility is reasonably assured.

        If sales arrangements contain multiple elements, the Company applies the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21, to determine if separate units of accounting exist within the arrangement. The Company has determined that, as of June 30, 2008, all sales arrangements should be accounted for as a single unit of accounting.

Product Revenue

        Product revenue is generally recognized upon transfer of title and risk of loss, which is generally upon shipment, unless an acceptance period exists. In general, the Company's customary shipping terms are FOB shipping point or free carrier. In instances where customer acceptance of a product is required, revenue is either recognized (i) upon shipment when the Company is able to demonstrate that the customer specific objective criteria have been met or (ii) upon the earlier of customer acceptance or expiration of the acceptance period.

        The Company provides warranties for its products and accounts for such warranties in accordance with FASB Statement No. 5, Accounting for Contingencies, and records the estimated costs as a cost of

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

revenue in the period the revenue is recorded. The Company's standard warranty period extends one to six years from the date of sale, depending on the type of product purchased and its application. The warranties provide that the Company's products will be free from defects in material and workmanship and will, under normal use, conform to the specifications for the product. The warranties further provide that the Company will repair the product or provide replacement parts at no charge to the customer. When the Company is unable to reasonably determine its obligation for warranty of new products, revenue from the sale of the products is deferred until expiration of the warranty period or until such time as the warranty obligation can be reasonably estimated.

Research and Development Services Revenue

        Revenue from research and development services is recognized as the services are performed consistent with the performance requirements of the contract using the proportional performance method. Where arrangements include milestones or governmental approval that impact the fees payable to the Company, revenue is limited to those amounts whereby collectibility is reasonably assured. The Company recognizes revenue earned under time and materials contracts as services are provided based upon actual costs incurred plus a contractually agreed-upon profit margin. The Company recognizes revenue from fixed-price contracts, using the proportional performance method based on the ratio of costs incurred to estimates of total expected project costs in order to determine the amount of revenue earned to date. Project costs are based on the direct salary and associated fringe benefits of the employees on the project plus all direct expenses incurred to complete the project that are not reimbursed by the client. The proportional performance method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made. These estimates are based on historical experience and deliverables identified in the contract and are indicative of the level of benefit provided to the Company's clients. There are no costs that are deferred and amortized over the contract term. In periods prior to 2006, the Company was a development stage company and research and development costs of revenues were included in research and development operating expenses.

        Research and development revenue is derived from the execution of contracts awarded by the U.S. federal government, other government agencies and commercial customers. The Company's research and development arrangements with the federal government or other government agencies typically require the Company to provide pure research, in which the Company investigates design techniques on new battery technologies. The Company's research and development arrangements with commercial customers consist of arrangements where the customer is paid to enhance or modify an existing product or to develop or jointly develop a new product to meet a customer's specifications.

        The Company's research and development arrangements generally provide that all pre-existing or newly created intellectual property remains under the ownership of the respective party, and that all jointly created intellectual property be owned by both parties without a duty to account for or pay royalties to the other party. The Company's research and development arrangements generally do not include minimum purchase provisions or any licensing agreements.

        Deferred Revenue—Deferred revenue represents shipments of product and delivery of research and development services for which the Company has not recognized revenue. The Company records deferred revenue for product sales and research and development services in several different circumstances. These circumstances include when (i) the Company has delivered products or performed services but other

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

revenue recognition criteria have not been satisfied, (ii) payments have been received in advance of products being delivered or services being performed and (iii) all other revenue recognition criteria have been met, but the Company is not able to reasonably estimate the warranty expense. Deferred revenue includes customer deposits and up-front fees associated with research and development arrangements. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is classified as long-term deferred revenue. Deferred revenue will vary depending on the timing and amount of cash receipts from customers and can vary significantly depending on specific contractual terms.

        Shipping and Handling Costs—Shipping and handling costs are classified as a component of costs of revenue. Customer payments of shipping and handling costs are recorded as product revenue.

        Research and Development Costs—Costs incurred in the research and development of the Company's products are expensed as incurred and include salaries, third-party contractors, materials, and supplies. Research and development costs directly associated with research and development services revenue are classified as cost of research and development services. Additionally, a portion of research and development costs were offset by cost-sharing funding. For the years ended December 31, 2006 and 2007 and six months ended June 30, 2007 and 2008, the research and development costs that were offset by cost-sharing funding was $34,000, $3,088,000, $1,359,000 and $2,751,000, respectively.

        Income Taxes—The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using rates anticipated to be in effect when such temporary differences reverse. A valuation allowance against net deferred tax assets is required if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

        In July 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        The Company adopted the provisions of FIN 48 on January 1, 2007. The Company identified no uncertain tax positions upon the adoption of FIN 48 and, therefore, the adoption of FIN 48 had no cumulative effect on its consolidated financial statements.

        The Company provides for income taxes in interim periods based upon the estimated effective tax rates for the full year.

        Accumulated Other Comprehensive Income (Loss)—Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments. The largest portion of the cumulative translation

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

adjustment relates to the Company's Asian operations and reflects the changes in the Chinese RMB and Korean Won exchange rates relative to the U.S. Dollar.

        Guarantees and Indemnifications—FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation assumed under the guarantee.

        As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The term of the indemnification is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make is unlimited. The Company has directors' and officers' insurance coverage that limits its exposure and enables it to recover a portion of any future amounts paid.

        In connection with certain loan agreements, the Company has agreed to indemnify the lender and its representatives against all obligations, demands, claims, and liabilities claimed or asserted by any other party in connection with the loan and all losses incurred by the indemnified party in connection with the execution, delivery, enforcement, performance, and administration of the loan. The term of these indemnification agreements are perpetual. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

        The Company leases office space under a noncancelable operating lease. The Company has agreed under the lease to indemnify the landlord against all costs, expenses, fines, suits, claims, demands, liabilities, and actions arising from or related to the omission, fault, act, negligence, or misconduct (whether under the lease or otherwise) of the Company or of any employee, agent, contractor, licensee, or visitor of the Company; or arising from any accident, injury, or damage whatsoever resulting to any person or property while on or about the Company's premises except to the extent arising from any omission, fault, negligence, or other misconduct of landlord or of landlord's agents, contractors, or employees.

        The Company generally agrees to indemnify customers from costs resulting from the products' deviations from specifications, delivery and performance requirements, and any third-party claims arising from the product or violations of specified laws and safety regulations. The amount of indemnification generally is limited to the amount of fees paid to the Company.

        As of December 31, 2007, the Company had not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations, and, consequently, concluded that the fair value of these obligations is negligible and no related liabilities were established.

        Fair Value of Financial Instruments—The carrying amount of cash, cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of these items. Management believes that the Company's debt obligations bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value. The Company's preferred stock warrant liability is carried at fair value.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        Preferred Stock Warrants and Change in Accounting Principle—Prior to January 1, 2006, the Company accounted for stock warrants as equity awards. Effective January 1, 2006, the Company adopted FASB Staff Position 150-5, Issuers' Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable ("FSP 150-5"). Under FSP 150-5, freestanding warrants for both puttable and mandatorily redeemable shares should be accounted for as liabilities at their fair value in accordance with FASB Statement No. 150. In accordance with the transition provisions of FSP 150-5 and FASB Statement No. 150, the carrying value of the outstanding warrants to purchase the Company's redeemable convertible preferred stock ($131,000) was reclassified to a long-term liability and adjusted to their fair value on the date of adoption ($188,000). The difference between the carrying value and the fair value ($57,000) was recognized in the 2006 net loss as the cumulative effect of an accounting change. After adoption of FSP 150-5, the preferred stock warrants are carried as a liability at fair value and are adjusted to fair value at each balance sheet date, with the change in the fair value being recorded as a component of other income (expense).

        Stock-Based Compensation—Prior to January 1, 2006, the Company accounted for stock-based employee and director compensation arrangements using the intrinsic value method described in Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and utilized the minimum value method to comply with the disclosure-only provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation. Under APB Opinion No. 25, compensation expense for employees and directors is based on the excess, if any, of the fair value of the underlying stock over the exercise price of the award on the date of grant. In addition, prior to January 1, 2006, the Company accounted for stock-based non-employee compensation arrangements using the fair value method described in FASB Statement No. 123 and utilizing the guidance in EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services.

        Effective January 1, 2006, the Company prospectively adopted FASB Statement No. 123R, Share-Based Payment, to account for all awards, which requires compensation expense related to share-based transactions, including employee and director awards, to be measured and recognized in the financial statements based on fair value. Using the prospective approach, FASB Statement No. 123R applies to new awards and to awards modified, repurchased, or cancelled on or after January 1, 2006 and awards issued prior to January 1, 2006 continue to be accounted for in accordance with the accounting originally applied. The Company recognizes compensation expense over the vesting period using the straight-line method (providing the minimum amount of compensation recorded is equal to the vested portion of the award, requiring a ratable method when necessary) and classifies these amounts in the consolidated statements of operations based on the department to which the related employee reports. The Company uses the Black-Scholes valuation model to calculate the fair value of stock options, utilizing various assumptions.

        The Company records equity instruments issued to non-employees as expense at their fair value over the related service period as determined in accordance with FASB Statement No. 123R (or FASB Statement No. 123 prior to January 1, 2006) and EITF Issue No. 96-18, and periodically revalues the equity instruments as they vest.

        As a result of the adoption of FASB Statement No. 123R, the Company recorded an additional $141,000 of stock-based compensation during 2006. See Note 15 for additional information regarding stock-based compensation expense.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

2. Summary of Significant Accounting Policies (Continued)

        Net Loss Per Share—In accordance with FASB Statement No. 128, Earnings Per Share, basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the fiscal year. Diluted net loss per share is computed by dividing net loss by the weighted-average number of dilutive common shares outstanding during the fiscal year. Dilutive shares outstanding are calculated by adding to the weighted shares outstanding any potential (unissued) shares of common stock and warrants based on the treasury stock method.

        The following potentially dilutive securities were excluded from the calculation of diluted net loss per share (in thousands):

	December 31,			June 30,
	2005	2006	2007	2007	2008
				(Unaudited)
Convertible preferred stock upon conversion to common stock	20,849	31,330	42,012	37,439	48,165
Warrants to purchase redeemable convertible preferred stock	82	141	126	141	126
Warrants to purchase common stock	—	—	—	—	45
Options to purchase common stock	3,320	3,900	6,605	4,479	8,020

Total	24,251	35,371	48,743	42,059	56,356

        Reclassifications—The Company has reclassified unvouchered invoices of $926,000 as of December 31, 2006 from accrued expenses to accounts payable, in the accompanying consolidated balance sheet to conform with the 2007 presentation.

         New Accounting Pronouncements—In December 2007, the FASB issued Statement No. 141(R), Business Combinations, which revises FASB Statement No. 141, Business Combinations. FASB Statement No. 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree and the goodwill acquired in a business combination. FASB Statement No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of business combinations. For the Company, FASB Statement No. 141R is effective for business combinations consummated after December 31, 2008. The adoption of FASB Statement No. 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

        In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes to a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. FASB Statement No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the impact, if any, that FASB Statement No. 160 will have on its consolidated financial statements.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

3. Acquisitions

        Enerland—On June 21, 2007, the Company acquired 6.25% of the capital stock of Enerland for $0.9 million. That initial investment was carried at cost through August 30, 2007. On August 31, 2007, the Company acquired the remaining 93.75% of the capital stock of Enerland for $13.4 million in cash. Enerland was acquired for its expertise in prismatic lithium-ion battery technology. Future product offerings in the automotive market may utilize prismatic lithium-ion batteries. Results of Enerland's operations have been included in the Company's consolidated financial statements since August 31, 2007.

        The aggregate purchase price for the Enerland acquisition has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition as follows (in thousands):

Assets:
Cash	$884
Restricted cash	765
Accounts receivable	1,940
Inventory	5,690
Property and equipment	4,103
Goodwill	4,212
Identified intangible assets	4,120
In process research and development	430
Other assets	1,946

Total assets	24,090
Liabilities:
Accounts payable and accrued expenses	(3,182)
Other liabilities	(1,776)
Debt	(3,804)

Total liabilities	(8,762)
Non-controlling interest	(1,024)

Total purchase price	$14,304

        The goodwill acquired in the transaction is deductible for tax purposes. Upon closing of the acquisition, the Company immediately expensed the fair value of the acquired in-process research and development as research and development expense.

        The components of the Enerland acquired intangible assets are as follows (in thousands):

Identified Intangible Asset Class	Weighted Estimated Useful Life (Years)	Gross
Patented technology	4	$1,850
Customer relationships	8	1,750
Trademarks & trade names	Indefinite	520

		$4,120

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

3. Acquisitions (Continued)

  Pro Forma Financial Information

        The following unaudited pro forma financial information presents the combined results of operations of the Company and Enerland as if the acquisition had occurred on January 1, 2006 or January 1, 2007, after giving effect to certain adjustments, including amortization of intangibles. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred had the combined companies constituted a single entity during such periods, and is not necessarily indicative of the results which may be obtained in the future.

        The following table summarizes the unaudited pro forma financial information for the years ended December 31, 2006 and 2007 (in thousands):

	2006	2007
Pro forma revenue	$44,977	$49,305
Pro forma net loss	$(15,765)	$(30,204)
Pro forma loss per share (basic and diluted) attributable to common stockholders	$(2.64)	$(4.76)
Basic and diluted weighted-average number of shares outstanding	5,971	6,351

         Hymotion—On February 23, 2007, the Company acquired the assets of 2080418 Ontario Inc., a Canadian company D/B/A Hymotion. The purchase price for Hymotion was $0.1 million consisting of assets of $0.4 million and assumed liabilities of $0.3 million. The technology acquired from Hymotion includes aftermarket plug-in hybrid conversions with their Battery Range Extender Modules, which enable hybrid vehicles to become Plug-in Hybrid Electric Vehicles. The aggregate purchase price for the Hymotion acquisition has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition as follows (in thousands):

Assets:
Accounts receivable	$12
Inventory	70
Fixed assets	18
Identified intangible assets	332

Total assets	432

Liabilities:
Accounts payable	(307)
Total purchase price	$125

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

3. Acquisitions (Continued)

        The components of the Hymotion acquired intangible assets are as follows (in thousands):

Identified Intangible Asset Class	Weighted Estimated Useful Life (Years)	Gross
Contractual backlog	1	$57
Patented technology	5	113
Specially-trained employees	4	60
Trademarks & trade names	Indefinite	102

		$332

         T/J Technologies, Inc.—On January 9, 2006, the Company acquired 100% of the outstanding common stock of T/J Technologies, Inc. ("T/J"). Results of T/J's operations have been included in the Company's consolidated financial statements since that date. T/J was acquired for its material science technology and government research contract business.

        The aggregate purchase price was $6.8 million, which included cash of $1.6 million, 1.5 million shares of Series B-1 Convertible Preferred Stock ("Series B-1") valued at $5.2 million, and transaction costs of $0.1 million. The fair value of the Series B-1 of $3.44 per share was determined using the option-pricing method and was based on a round of financing that occurred during the same period as the acquisition.

        The following table presents the fair value of assets acquired and liabilities assumed on the date of acquisition (in thousands).

Assets:
Cash	$63
Accounts receivable	544
Other current assets	103
Property and equipment	215
Goodwill	5,369
Identified intangible assets	1,330
Other assets	6

Total assets	7,630

Liabilities:
Line of credit	340
Accounts payable	172
Accrued expenses and other	207
Note payable	56
Deferred revenue	47

Total liabilities	822

Total purchase price	$6,808

        The goodwill acquired in the transaction is deductible for tax purposes.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

3. Acquisitions (Continued)

        The components of T/J acquired intangible assets are as follows (in thousands):

Identified Intangible Asset Class	Weighted Estimated Useful Life (Years)	Gross
Patented technology	5	$510
Contractual backlog	3	440
Customer relationships	16	380

		$1,330

        Intangible assets as of December 31, 2006 and 2007 and June 30, 2008 are as follows (in thousands):

		December 31, 2006			December 31, 2007			June 30, 2008
Identified Intangible Asset Class	Useful Life (Years)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
								(Unaudited)
Contractual backlog	1-8	$440	$341	$99	$497	$480	$17	$497	$489	$8
Customer relationships	16	380	38	342	2,130	114	2,016	2,130	207	1,923
Patented technology	4-5	510	189	321	2,473	503	1,970	2,473	852	1,621
Specially-trained workforce	4	—	—	—	60	14	46	60	21	39
Trademarks & trade names	Indefinite	—	—	—	622	—	622	622	—	622

		$1,330	$568	$762	$5,782	$1,111	$4,671	$5,782	$1,569	$4,213

        The changes in the carrying value of goodwill are as follows (in thousands):

Balance January 1, 2006	$—
Acquisition of T/J	5,369

Balance December 31, 2006	5,369
Acquisition of Enerland	4,212

Balance December 31, 2007	9,581

Balance June 30, 2008 (unaudited)	$9,581

        The Company amortizes its intangible assets with definitive lives over their estimated useful lives, which range from less than a year to 16 years, based on the same pattern as the Company expects to receive the economic benefit from these assets. Amortization expense for intangible assets totaled $0.6 million for each of the years ended December 31, 2006 and 2007. Amortization expense for intangible assets totaled $0.2 million and $0.5 million for the six months ended June 30, 2007 and 2008, respectively. The remaining amortization expense will be recognized over a weighted-average period of approximately

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

3. Acquisitions (Continued)

3.2 years as of December 31, 2007. Future amortization expense consisted of the following at December 31, 2007 (in thousands):

Amortization
2008	$914
2009	1,052
2010	793
2011	488
2012	259
Thereafter	543

Total future amortization expense	$4,049

4. Prepaids and Other Current Assets

        Prepaids and other current assets consists of the following (in thousands):

	As of December 31,
			As of June 30, 2008
	2006	2007
			(Unaudited)
Deposits	$243	$1,812	$2,438
Prepaid expenses	156	2,091	2,479
Other current assets	54	787	1,289

Total	$453	$4,690	$6,206

5. Inventory

        Inventory consists of the following (in thousands):

	As of December 31,
			As of June 30, 2008
	2006	2007
			(Unaudited)
Raw materials	$3,852	$3,057	$5,939
Work-in-process	4,783	8,565	11,112
Finished goods	5,067	9,482	10,309

Total	$13,702	$21,104	$27,360

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

6. Property, Plant and Equipment

        Property, plant and equipment consists of the following (in thousands):

	As of December 31,
			As of June 30, 2008
	2006	2007
			(Unaudited)
Computer equipment and software	$1,039	$1,933	$3,196
Furniture and fixtures	30	393	679
Machinery and equipment	7,518	22,472	26,418
Buildings	—	4,604	5,769
Leasehold improvements	3,285	4,029	5,333
Automobiles	92	299	330
Construction in progress	4,231	3,028	4,001

Property, plant and equipment—at cost	16,195	36,758	45,726
Less accumulated depreciation and amortization	(3,728)	(7,149)	(10,056)

Property, plant and equipment—net	$12,467	$29,609	$35,670

        Plant and equipment under capital leases consisted of the following (in thousands):

	As of December 31,
			As of June 30, 2008
	2006	2007
			(Unaudited)
Computer equipment and software	$140	$273	$888
Machinery and equipment	1,048	1,048	1,048

Plant and equipment—at cost	1,188	1,321	1,936
Less accumulated depreciation	194	390	575

Plant and equipment—net	$994	$931	$1,361

        Depreciation expense for 2005, 2006 and 2007 was $1.3 million, $2.1 million and $3.4 million, respectively. Depreciation expense for the six months ended June 30, 2007 and 2008 was $1.0 million and $2.6 million, respectively.

7. Notes Receivable

        In July 2006, the Company entered into a manufacturing agreement with a contract manufacturer for the production of its batteries. Under the terms of this agreement, the Company transferred certain manufacturing equipment to a contract manufacturer with a net book value of $1.1 million in exchange for a non-interest bearing note receivable with a face value of $1.2 million. The present value of the note receivable at issuance was $1.1 million. The discount on the note receivable was amortized into interest income over the expected payment term of 30 months. At the time of termination, the remaining value of the note receivable was $757,000. This amount was offset against amounts owed to the contract manufacturer in November of 2007.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

7. Notes Receivable (Continued)

        In November 2006, the Company advanced a contract manufacturer $1.0 million in exchange for a non-interest bearing note receivable with a face value of $1.0 million. The present value of the note on issuance was $0.9 million resulting in a loss on the transaction of $0.1 million. The discount on the note receivable was amortized into interest income over the expected payment term of the note. The contract manufacturer's obligation under this note receivable was satisfied in November 2007.

        The Company recorded interest income of $70,000 and $128,000 during the years ended December 31, 2006 and 2007, respectively, related to these two agreements.

8. Employee Benefit Plan

        The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Company contributions to the plan may be made at the discretion of the Board of Directors. As of June 30, 2008, the Company had made no contributions to the 401(k) Plan.

        Employees of the Company's Enerland subsidiary with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date. As of December 31, 2007 and June 30, 2008, the balance of the severance benefit was $466,000 and $569,000, respectively, and is included in other long-term liabilities on the Company's consolidated balance sheet.

9. Accrued Expenses

        Accrued expenses as of December 31, 2006 and 2007 and June 30, 2008 consisted of the following (in thousands):

	December 31,
			June 30, 2008
	2006	2007
			(unaudited)
Payroll and related benefits	$637	$1,522	$2,855
Product warranty	521	1,560	1,916
Manufacturing sub-contractors' costs	508	453	848
Interest	208	89	45
Legal, audit, tax, and professional fees	534	2,218	1,659
Income taxes	40	158	202
Direct contract costs	177	279	2,144
Other	149	440	575

Total accrued expenses	$2,774	$6,719	$10,244

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

10. Commitments and Contingencies

        The Company has entered into certain capital lease agreements for software, computer, laboratory and manufacturing equipment. The leases are payable in monthly installments through December 2009, with imputed interest rates ranging from 8.28% to 11.35%.

        The recorded balance of capital lease obligations as of December 31, 2006 and 2007 and June 30, 2008 were $1.1 million, $1.1 million and $1.7 million, respectively. The Company recorded interest expense in connection with its capital leases of $31,000, $137,000 and $61,000 for the years ended December 31, 2005, 2006 and 2007, respectively. The Company recorded interest expense in connection with its capital leases of $24,000 and $12,000 for the six months ended June 30, 2007 and 2008, respectively.

        Future minimum payments under capital leases at December 31, 2007, are as follows (in thousands):

Capital Lease Obligations
2008	$1,059
2009	85

Total future minimum payments	1,144
Less portion representing interest	22

Present value of future minimum payments	1,122
Less current portion	1,043

Long-term obligations	$79

         Operating Leases—The Company has noncancelable operating lease agreements for office, research and development and manufacturing space in the United States, Canada, China and Korea. The Company also has operating leases for certain equipment and automobiles. These lease agreements expire at various dates through 2011 and certain of them contain provisions for extension on substantially the same terms as are in effect. Where leases contain escalation clauses, rent abatements, and/or concessions, such as rent holidays and landlord or tenant incentives or allowances, the Company applies them in the determination of straight-line rent expense over the lease term.

        Future minimum payments under operating leases consisted of the following at December 31, 2007 (in thousands):

Operating Leases
2008	$1,541
2009	1,128
2010	587
2011	59

Total minimum lease payments	$3,315

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

10. Commitments and Contingencies (Continued)

        Rent expense incurred under all operating leases was $240,000, $458,000, and $1,063,000 for the years ended December 31, 2005, 2006, and 2007, respectively.

         Royalty Obligations—In December 2001, the Company entered into an exclusive worldwide license agreement with a university for certain technology developed by the university. As part of this agreement, the Company has agreed to pay royalties for sales of products using the licensed technology. The royalty payments include minimum guaranteed payments of $25,000 for the year ended December 31, 2003 and $50,000 for each year thereafter. In addition, as payment for this license, the Company issued 200,000 shares of the Company's common stock in December 2001. The term of the agreement shall remain in effect until the expiration of all issued patents. During the years ended December 31, 2005, 2006 and 2007, the Company paid royalties of $50,000, $66,000 and $79,000, respectively. During the six months ended June 30, 2007 and 2008, the Company paid royalties of $43,000 and $36,000, respectively.

        Additionally, under the terms of the license agreement, the Company is required to reimburse the university for certain legal fees related to the maintenance of the patents. During the years ended December 31, 2005, 2006 and 2007 and six months ended June 30, 2007 and 2008, the Company paid the university $64,000, $83,000, $81,000, $57,000 and $29,000, respectively, of patent legal fees and other related expenses, all of which are included in research and development expense in the accompanying consolidated statements of operations.

         Purchase Obligations—Purchase obligations include agreements or purchase orders to purchase goods or services that are enforceable and legally binding and specify all significant terms. Purchase obligations exclude agreements that are cancelable without penalty. As of December 31, 2007, the total outstanding purchase obligations were $850,000 and will be settled within the next twelve months.

         Litigation—In November 2005, the Company received a letter asserting that it was infringing upon certain U.S. patents. In April 2006, the Company commenced an action in the United States District Court for the District of Massachusetts seeking a declaratory judgment that the patents in question were not infringed by the Company's products and that the patents claiming to be infringed upon are invalid. On September 11, 2006, a countersuit was filed against the Company and two of its business partners in the United States District Court for the Northern District of Texas alleging infringement of these patents. In October 2006 and January 2007, the U.S. Patent and Trademark Office granted the Company's request for reexamination of the two patents. In January and February 2007, the two suits were stayed pending the reexamination. The Company has agreed to indemnify two business partners for their legal costs in defending this litigation. The Company is unable to predict the outcome of this matter, and therefore no accrual has been established for this contingency.

11. Product Warranties

        The Company provides for the estimated costs to fulfill customer warranty obligations upon the recognition of the related revenue. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, utilization levels, material usage, and supplier warranties on parts delivered to the Company. Should actual product failure rates, utilization

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

11. Product Warranties (Continued)

levels, material usage, or supplier warranties on parts differ from the Company's estimates, revisions to the estimated warranty liability would be required.

        Product warranty activity, which is recorded in accrued expenses on the consolidated balance sheet, for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008 were as follows (in thousands):

	December 31,
			June 30, 2008
	2006	2007
Product warranty liability—beginning of period	$—	$521	$1,560
Accruals for new warranties issued (warranty expense)	521	1,039	573
Payments made (in cash or in kind)	—	—	(217)
Change in estimate of warranty liability	—	—	—

Product warranty liability—end of period	$521	$1,560	$1,916

12. Income Taxes

        During the years ended December 31, 2006 and 2007, the Company recorded a tax provision of $40,000 and $97,000, respectively, to provide for state minimum income taxes.

        Reconciling items from income tax computed at the statutory federal rate for the years ended December 31, 2005, 2006 and 2007, were as follows:

	2005	2006	2007
Federal income tax at statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefits	6.3	6.3	4.9
Permanent adjustments	(1.7)	(3.1)	(1.0)
Net research and development and other tax credits	2.9	3.0	(0.9)
Valuation allowance	(37.4)	(39.8)	(32.0)
Foreign	(2.7)	(0.3)	(5.5)
Other	(1.4)	(0.4)	0.2

Effective tax rate	—%	(0.3)%	(0.3)%

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

12. Income Taxes (Continued)

        Significant components of the Company's deferred tax assets and liabilities as of December 31, 2006 and 2007 are as follows (in thousands):

	2006	2007
Net operating losses	$10,767	$19,288
Capitalized start-up costs	1,803	1,202
Deferred revenue	495	819
Credit carryforwards	1,262	933
Accruals and other	1,562	4,139
Depreciation	62	531
Amortization	—	(844)

Deferred tax assets before valuation allowance	15,951	26,068
Valuation allowance	(15,951)	(25,874)

Net deferred tax assets	$—	$194

        At December 31, 2007, the Company had $48.1 million of net operating losses and $1.1 million of credit carryforwards that expire at various dates through 2027. The valuation allowance increased by $5.8 million and $9.9 million during 2006 and 2007, respectively, due to the increase in the net deferred tax assets by the same amounts (primarily due to the increased net operating losses). The net deferred tax assets are classified as other assets in the Company's consolidated balance sheet.

        The Company has Chinese subsidiaries that may benefit from a tax holiday granted by the Chinese government at such time as they become profitable. As of December 31, 2007, the Company's subsidiaries in China continue to generate net operating losses. The Company has benefited from tax attributes that will be utilized outside of the tax holiday resulting in a deferred tax asset of $194,000.

        Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership, including a sale of the Company or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be used annually to offset future taxable income. The amount of any annual limitation is determined based upon the Company's value prior to an ownership change. The Company has not determined whether there has been such a cumulative change in ownership or the impact on the utilization of the loss carryforwards if such change has occurred.

        The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, all tax years 2001 through 2007 remain open to examination by U.S. federal, state and local, or non-U.S. tax jurisdictions.

        The Company adopted the provisions of FIN 48 on January 1, 2007. The Company identified no uncertain tax positions upon the adoption of FIN 48 and therefore the Company's adoption of FIN 48 had no effect on its consolidated financial statements.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

12. Income Taxes (Continued)

        As of December 31, 2007, the Company has provided a liability for $860,000 of unrecognized tax benefits related to various federal and state income tax matters which are classified as other long-term liabilities in the Company's consolidated balance sheet. The unrecognized tax benefits as of December 31, 2007 excludes interest and penalties of $77,000. Of the unrecognized tax benefits, the amount that would not impact the Company's effective tax rate, if recognized, is $439,000. The Company does not expect that the amounts of unrecognized tax benefits will change significantly within the next 12 months.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$—
Additions from acquisitions	595
Additions based on tax positions related to the current year	265
Additions for tax positions of prior years	—

Balance at December 31, 2007	$860

        The Company recognizes interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes. During the year ended December 31, 2007 and six months ended June 30, 2008, the Company recognized approximately $17,000 and $77,000 in penalties and interest, respectively. The Company had approximately $165,000 for the payment of penalties and interest accrued at June 30, 2008.

13. Financing Arrangements

        Long-Term Debt—Long-term debt as of December 31, 2006 and 2007 and June 30, 2008 consisted of the following (in thousands):

	December 31,
			June 30, 2008
	2006	2007
			(Unaudited)
Note payable—related party	$2,428	$1,101	$378
T/J note payable	32	5	—
Term loan	2,944	2,045	1,560
Enerland debt
Bond	—	1,515	—
Term loan 1	—	483	272
Term loan 2	—	—	1,444
Technology funds loan	—	214	192
Korean government loans	—	708	566

Total	5,404	6,071	4,412
Less amounts classified as current	2,295	4,072	3,377

Long-term debt	$3,109	$1,999	$1,035

        Note Payable—Related Party—In February 2005, the Company issued a $4.0 million note payable ("Note Payable") to a financial institution, which is also a preferred stockholder. The note is collateralized by certain of the Company's property and equipment, excluding all property and equipment located in China

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

13. Financing Arrangements (Continued)

and Korea, assets acquired in connection with the acquisition of T/J and acquired under capital leases. Under the terms of the Note Payable, the Company paid interest only for the first six months, with principal and interest payable in equal monthly installments of $130,000 through August 2009, at which time the debt will be fully paid. The Note Payable accrues interest at 10.41%.

        In connection with the issuance of the Note Payable, the Company issued a warrant to purchase 67,000 shares of Series B Redeemable Convertible Preferred Stock ("Series B") at an exercise price of $2.08 per share (see Note 14). The warrant is immediately exercisable and expires in February 2012. A portion of the proceeds, equal to the relative fair value of the warrant, was allocated to the warrant, resulting in a debt discount of $118,000 that is being accreted to the value of the Note Payable over its life. As of December 31, 2006 and 2007 and June 30, 2008, the unamortized debt discount was $55,000, $22,000 and $5,000, respectively.

        T/J Note Payable—In connection with the acquisition of T/J, the Company assumed an outstanding note payable (the "T/J Note Payable"). The T/J Note Payable is payable in monthly installments of principal and interest of $2,000 through February 2008 and bears interest at 5%. This note was paid in full in February 2008.

        Term Loan—In August 2006, the Company entered into two agreements totaling $8.0 million with two financial institutions. The agreements consist of a term loan of $3.0 million (the "Term Loan") and an operating line of credit for a maximum of $5.0 million (the "LOC"). These two loan agreements are collateralized by all assets of the Company, excluding intellectual property, property and equipment owned as of December 31, 2005 and certain equipment located in China.

        The Term Loan is payable in monthly principal and interest installments of $0.1 million through December 2009. The Term Loan accrues interest at 12.4%.

        In connection with the Term Loan and the LOC, the Company issued warrants to purchase 59,000 shares of Series C Redeemable Convertible Preferred Stock ("Series C") at an exercise price of $3.37 per share (see Note 14). The warrants are immediately exercisable and expire in August 2013. A portion of the proceeds, equal to the fair value of the warrants, was allocated to the warrants, resulting in a deferred financing cost of $141,000, which is being amortized over the term of the related debt as interest expense. As of December 31, 2006 and 2007, the unamortized deferred financing cost was $103,000 and $29,000, respectively.

        In July 2007, the Company entered into a loan modification agreement of the Term Loan. The modification extends an additional $10.0 million term loan with a minimum advance of $0.5 million, and each advance would be payable over a 36-month period. All advances under the agreement must be made within one year of the date of the agreement and the interest rate under the agreement is prime (7.25% at December 31, 2007) plus 1.25%. The agreement requires the Company to comply with certain financial covenants, which include a liquidity ratio and minimum quarterly revenue.

        Enerland debt—The Company has the following outstanding obligations for its Enerland subsidiary:

  •
  Bond—On October 22, 2004, the Company's Enerland subsidiary issued a bond for $1.5 million to a financial institution with a guaranteed interest rate of 10%. The maturity date on the bond was October 22, 2008. However, the Company repaid the bond in full during the first quarter of 2008.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

13. Financing Arrangements (Continued)

  •
  Term loan 1—Enerland entered into two secured loan agreements with a financial institution which mature in September 2008 and June 2009 to borrow approximately $0.9 million. The weighted average interest rate for the loans for 2007 was 3.29%. Enerland is provided with repayment guarantees from Kibo Technology Fund, a Korean technical guarantee agency for small business, in relation to these loan agreements.

  •
  Term loan 2—On March 5, 2008, the Company entered into two loan agreements with a financial institution in the amounts of $1.3 million and $0.3 million which mature in February 2009. The loans have a variable interest rate, the weighted average interest rate for the loans for the six months ended June 30, 2008 was 7.5%.

  •
  Technology funds loan—The Company has a technology funds loan agreement amounting to $0.2 million with a variable interest rate. The weighted average interest rate for 2007 was 5.87%. The loan matures in 2011.

  •
  Korean government loans—As part of the Korean government's initiative to promote and encourage the development of start-up companies in certain high technology industries, high technology start-up companies with industry leading technology or products are eligible for government loans. Certain grants are refundable, depending on the successful development and commercialization of the technology or products, and a company receiving such government grant is required to refund between 20% to 30% of the grants received for such development.

        Future principal payments due under the long-term debt agreements at December 31, 2007, are as follows (in thousands):

Years Ending December 31
2008	$4,095
2009	1,460
2010	278
2011	238

Total future minimum payments	6,071

Less current portion	4,072

Long-term portion	$1,999

        Revolving Credit Facilities—In connection with the acquisition of T/J, the Company assumed a $750,000 revolving credit line with a bank (the "T/J LOC"), which had an original maturity date of April 2008. The outstanding balance at acquisition was $341,000. The T/J LOC accrued interest at 8.75% payable monthly. The T/J LOC was secured by T/J's accounts receivable and equipment. The outstanding balance at December 31, 2006 was $489,000. The T/J LOC was fully repaid prior to December 31, 2007.

        As described above, in August 2006, the Company entered into a $5.0 million LOC with a financial institution that is also a preferred stockholder. The LOC bears interest at prime (7.25% at December 31, 2007) payable monthly, plus a monthly collateral handling fee of .06% of the average financed accounts receivable amount. The outstanding balance at December 31, 2006 and 2007 and June 30, 2008 was $0.5 million, $3.7 million and $5.0 million, respectively.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

14. Stock Warrants

        In 2002, in connection with a debt arrangement, the Company issued a warrant for the purchase of up to 23,000 shares of Series A Redeemable Convertible Preferred Stock ("Series A") at an exercise price of $1.00 per share. The warrant was immediately exercisable and was due to expire in July 2007. Prior to expiration, the warrant was exercised by means of a cashless exercise which resulted in 12,000 shares of Series A being issued. As discussed in Note 2, the Company accounts for warrants to acquire the Company's redeemable convertible preferred stock as liabilities recorded at fair value. The fair value of the warrant as of December 31, 2006 was estimated to be $21,000 using the Black-Scholes option pricing model. The fair value of the warrant as of the date of exercise was estimated to be $82,000 using the Black-Scholes option pricing model. Upon exercise and issuance of the Series A shares, the fair value of the warrant of $82,000 was recorded as an increase in the carrying value of the Series A.

        In 2005, in connection with the Note Payable (see Note 13), the Company issued a warrant to purchase 67,000 shares of Series B at an exercise price of $2.08 per share. The warrant is immediately exercisable and expires in February 2012. The Company estimated the initial fair value of the warrant as of the date of grant to be $118,000 using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 4.19%, (ii) life of seven years, (iii) volatility of 100%, and (iv) no expected dividends.

        In connection with the Term Loan (see Note 13), the Company issued a warrant to purchase 59,000 shares of Series C Redeemable Convertible Preferred Stock ("Series C") at an exercise price of approximately $3.37 per share. The warrant is immediately exercisable and expires in August 2013. The Company has estimated the initial fair value of the warrant to be $141,000 using the Black-Scholes option-pricing model and the following assumptions: (i) risk-free interest rate of 4.9%, (ii) life of seven years, (iii) volatility of 70%, and (iv) no expected dividends.

        At December 31, 2006 and 2007 and June 30, 2008, the fair value of each of the above warrants using the Black-Scholes option-pricing model and underlying assumptions used in the model were as follows:

	December 31,
						June 30, 2008
	2006			2007
						(unaudited)
	Series A Warrant	Series B Warrant	Series C Warrant	Series B Warrant	Series C Warrant	Series B Warrant	Series C Warrant
Warrant valuation (in thousands)	$21	$363	$310	$364	$300	$778	$645

Risk-free rate	5.09%	4.70%	4.70%	3.45%	3.45%	3.34%	3.34%
Life (years)	0.5	5.1	6.5	4.2	5.6	3.7	4.8
Volatility	70%	70%	70%	60%	60%	62%	62%
Expected dividends	—%	—%	—%	—%	—%	—%	—%

15. Stock-Based Compensation

        The Board of Directors has adopted, and the Company's stockholders have approved, the A123 Systems, Inc. 2001 Stock Incentive Plan (the "Plan"), which provides for the grant of qualified incentive stock options and nonqualified stock options or other awards to the Company's employees, officers, directors, and outside consultants to purchase up to an aggregate of 11,700,000 shares of the Company's common stock. On August 23, 2007 and February 8, 2008, the Company's Board of Directors and

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

15. Stock-Based Compensation (Continued)

stockholders approved increasing the shares in the Plan from 7,200,000 to 9,700,000 and from 9,700,000 to 11,700,000, respectively. The stock options generally vest over a four-year period and expire 10 years from the date of grant. Upon option exercise, the Company issues shares of common stock. As of December 31, 2007 and June 30, 2008, the Company had 608,000 and 898,000 stock options available for future grant under the Plan, respectively.

        As discussed in Note 2, the Company adopted FASB Statement No. 123R effective January 1, 2006. Prior to this date, stock options were accounted for either under APB Opinion No. 25 (employee and director awards) or FASB Statement No. 123 (nonemployee awards). The following table presents stock-based compensation expense included in the Company's consolidated statement of operations (in thousands):

	December 31,			June 30,
	2005	2006	2007	2007	2008
				(Unaudited)
Cost of sales	$—	$27	$113	$23	$213
Research and development	—	67	589	195	1,294
Sales and marketing	—	22	183	46	194
General and administrative	694	838	681	126	498

Total	$694	$954	$1,566	$390	$2,199

        The Company has capitalized an immaterial amount of stock-based compensation as a component of inventory.

        The following table summarizes all stock option activity for the year ended December 31, 2007 and six months ended June 30, 2008:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding—January 1, 2007	3,900	$0.49	8.46	$7,054

Granted	3,137	5.04
Exercised	(230)	0.53
Forfeited	(202)	1.15

Outstanding—December 31, 2007	6,605	$2.63	8.40	$18,885

Granted (unaudited)	1,743	8.38
Exercised (unaudited)	(270)	0.37
Forfeited (unaudited)	(58)	5.62

Outstanding—June 30, 2008 (unaudited)	8,020	$3.94	8.27	$62,196

Vested or expected to vest—December 31, 2007	6,061	$2.56	8.36	$11,687
Vested or expected to vest—June 30, 2008 (unaudited)	7,266	$3.76	8.20	$57,613
Options exercisable—December 31, 2007	2,133	$0.40	7.21	$10,854
Options exercisable—June 30, 2008 (unaudited)	2,715	$0.96	7.10	$29,121

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

15. Stock-Based Compensation (Continued)

        The Company has estimated the fair value of stock options granted to employees since January 1, 2006 using the Black-Scholes option-pricing model and assumptions as to the fair value of the common stock on the grant date, expected term, expected volatility, risk-free rate of interest and an assumed dividend yield.

        In determining the exercise prices for awards and options granted, the Company's Board of Directors has considered the fair value of the common stock as of the date of grant. The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including, but not limited to, the prices for the Company's redeemable convertible preferred stock sold to outside investors in arm's-length transactions, the rights, preferences and privileges of that redeemable convertible preferred stock relative to those of the Company's common stock, the Company's operating and financial performance, the hiring of key personnel, the introduction of new products, the Company's stage of development and revenue growth, the lack of an active public market for common and preferred stock, industry information such as market growth and volume, the performance of similarly-situated companies in the Company's industry, the execution of strategic and development agreements, the risks inherent in the development and expansion of our products and services, the prices of our common stock sold to outside investors in arm's-length transactions, and the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given prevailing market conditions and the nature and history of the Company's business.

        The Company derived the risk-free interest rate assumption from the United States Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the awards being valued. The Company based the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. The Company calculated the weighted average expected life of options using the simplified method as prescribed by the SEC's Staff Accounting Bulletin No. 107, Share-Based Payment. This decision was based on the lack of relevant historical data due to the Company's limited operating experience. In addition, due to the Company's limited historical data, the estimated volatility also reflects the application of Staff Accounting Bulletin ("SAB") No. 107, incorporating the historical volatility of comparable companies with publicly-available share prices. FASB Statement No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company utilized its historical forfeitures to estimate its future forfeiture rate at 11% for nonexecutive awards for 2006 and 2007 and the six months ended June 30, 2008. The Company estimated its future forfeiture rate would be 0% for stock options granted to executives based upon its historical and expected forfeitures. Prior to adoption of FASB Statement No. 123R, the Company accounted for forfeitures of stock option grants as they occurred.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

15. Stock-Based Compensation (Continued)

        The Black-Scholes model assumptions for the years ended December 31, 2006, and 2007 and six months ended June 30, 2008 are as follows:

	December 31,
	2006	2007	June 30, 2008
			(Unaudited)
Risk-free interest rate	4.3 - 5.0%	4.5 - 4.7%	3.0 - 3.4%
Expected life	6.25 years	6.07 years	6.12 years
Expected volatility	70%	63%	66%
Expected dividends	0%	0%	0%

        The weighted average grant date fair value of options granted during the years ended December 31, 2005, 2006 and 2007 were $0.21, $1.03 and $5.04, respectively. The intrinsic value of options exercised during the year ended December 31, 2007 and six months ended June 30, 2008 was $667,000 and $2.6 million, respectively. There was no intrinsic value of options exercised during the years ended December 31, 2005 and 2006.

        As of December 31, 2007, there was $9.1 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock plans, which is expected to be recognized over a weighted-average period of 3.56 years.

        The Company received $53,000, $123,000 and $98,000 in cash from option exercises during the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008, respectively.

        During the years ended December 31, 2005, 2006, and 2007, the Company granted stock options to purchase 19,000, 8,000 and 26,000 shares, respectively, of common stock at exercise prices that range from $0.21 per share to $5.49 per share to certain advisors (nonemployees) of the Company in consideration of services being performed. These options vest as services are provided over various periods from immediately to four years.

        The Company has estimated the fair value of options issued to non-employees using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2006	2007
Risk-free interest rate	4.32%	4.55%	4.55%
Expected life	10 years	10 years	10 years
Expected volatility	100.00%	70.00%	63.24%
Expected dividends	0%	0%	0%

        The assumptions used to determine the fair value of the nonemployee awards were derived in a similar manner as described above for employee awards, except that the expected terms of nonemployee awards are the stated contractual terms and the Company did not assume any forfeitures. These stock options are subject to variable accounting over the service period, which is expected to be the vesting period, as the measurement date for these nonemployee stock options is the date when the services have been completed. During the years ended December 31, 2005, 2006 and 2007 and six months ended June 30, 2008, the Company recorded $19,000, $6,000, $93,000 and $14,000, respectively, of stock-based compensation expense related to these options.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

15. Stock-Based Compensation (Continued)

        During the six months ended June 30, 2008, the Company issued five restricted stock awards for a total of 24,000 shares of restricted common stock to certain advisors (nonemployees) of the Company in consideration of services being performed. These awards were fully vested upon grant, and the Company recognized $285,000 of stock-based compensation expense related to these awards during the six months ended June 30, 2008.

16. Redeemable Convertible Preferred Stock

        The following is a summary of the Company's redeemable convertible preferred stock (in thousands, except per share data):

	December 31,
			June 30, 2008
	2006	2007
			(Unaudited)
REDEEMABLE CONVERTIBLE PREFERRED STOCK
Redeemable convertible preferred stock, $0.001 par value—42,156 shares authorized:
Series A—8,323 shares designated at December 31, 2006 and 2007 and 8,312 shares designated at June 30, 2008; 8,300 shares issued and outstanding at December 31, 2006 and 8,312 shares issued and outstanding at December 31, 2007 and June 30, 2008 (liquidation and redemption value of $8,312)	$8,288	$8,373	$8,375
Series A-1—2,925 shares designated, issued and outstanding at December 31, 2006 and 2007 and June 30, 2008 (liquidation and redemption value of $4,388)	4,333	4,344	4,348
Series B—9,691 shares designated, 9,624 shares issued and outstanding at December 31, 2006 and 2007 and June 30, 2008 (liquidation and redemption value of $20,018)	19,993	19,995	19,995
Series C—9,048 shares designated, 8,988 shares issued and outstanding at December 31, 2006 and 2007 and June 30, 2008 (liquidation and redemption value of $30,290)	30,270	30,276	30,279
Series D—10,670 shares designated, issued and outstanding at December 31, 2007 and June 30, 2008 (liquidation and redemption value of up to $104,990 and $69,993, respectively)	—	69,926	69,935
Series E—6,153 shares designated at June 30, 2008; 6,153 shares issued and outstanding at June 30, 2008 (liquidation and redemption value of $102,071)	—	—	102,001

Total redeemable convertible preferred stock	$62,884	$132,914	$234,933

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

16. Redeemable Convertible Preferred Stock (Continued)

        The following is the activity of the Company's redeemable convertible preferred stock for the years ended December 31, 2006 and 2007 and for the six months ended June 30, 2008 (in thousands):

	Redeemable Convertible Preferred Stock
	Series A		Series A-1		Series B		Series C		Series D		Series E
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Total
BALANCE—January 1, 2006	8,300	$8,285	2,925	$4,319	9,624	$19,992	—	$—	—	$—	—	$—	$32,596
Sale of series C redeemable convertible preferred stock, net of issuance costs of $38	—	—	—	—	—	—	8,988	30,262	—	—	—	—	30,262
Accretion of redeemable convertible preferred stock to redemption value	—	3	—	14	—	1	—	8	—	—	—	—	26

BALANCE—December 31, 2006	8,300	8,288	2,925	4,333	9,624	19,993	8,988	30,270	—	—	—	—	62,884
Sale of series D redeemable convertible preferred stock, net of issuance costs of $87	—	—	—	—	—	—	—	—	10,670	69,913	—	—	69,913
Exercise of series A warrant	12	82	—	—	—	—	—	—	—	—	—	—	82
Accretion of redeemable convertible preferred stock to redemption value	—	3	—	11	—	2	—	6	—	13	—	—	35

BALANCE—December 31, 2007	8,312	8,373	2,925	4,344	9,624	19,995	8,988	30,276	10,670	69,926	—	—	132,914
Sale of series E redeemable convertible preferred stock, net of issuance costs of $88	—	—	—	—	—	—	—	—	—	—	6,153	101,999	101,999
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	2	—	4	—	—	—	3	—	9	—	2	20

BALANCE—June 30, 2008 (unaudited)	8,312	$8,375	2,925	$4,348	9,624	$19,995	8,988	$30,279	10,670	$69,935	6,153	$102,001	$234,933

        In January 2006, the Company issued 7.9 million shares of Series C at $3.37 per share for gross proceeds of $26.7 million. On February 1, 2006, the Company issued an additional 1.0 million shares of Series C at $3.37 per share for gross proceeds of $3.3 million. In August 2006, the Company issued an additional 89,000 shares of Series C at $3.37 per share for gross proceeds of $300,000. The total gross proceeds from the issuance of Series C was $30.3 million and the direct costs of issuance were $38,000.

        During the first and third quarters of 2007, the Company issued 6.1 million shares and 4.6 million shares, respectively, of Series D at $6.56 per share for gross proceeds of $40.0 million and $30.0 million, respectively. The total direct costs related to the issuance of Series D were $87,000.

        During the second quarter of 2008, the Company issued 6.2 million shares of Series E at $16.59 per share, for gross proceeds of $102.1 million. The total direct costs related to the issuance of Series E were $88,000.

        The rights and preferences at December 31, 2007 of the Series A, Series A-1, Series B, Series C, Series D and Series E (collectively, the "Senior Preferred Stock") are as follows:

  •
  Voting Rights—Series A, Series A-1, Series B, Series C, Series D and Series E stockholders are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is then convertible.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

16. Redeemable Convertible Preferred Stock (Continued)

  •
  Dividends—Series A, Series A-1, Series B, Series C, Series D and Series E stockholders are entitled to receive dividends, when and if declared by the Board of Directors. Since inception through December 31, 2007, no dividends have been declared.

  •
  Liquidation Rights—In the event of any liquidation, dissolution, or winding-up of the Company in which the amounts available for distribution to stockholders, before any distribution payments are made to the holders of Series B-1 or common stock, the holders of Senior Preferred Stock shall be entitled to be paid out of the assets of the corporation available for distribution to its stockholders in an amount equal to $1.00 per share in the case of the Series A, $1.50 per share in the case of the Series A-1, $2.08 per share in the case of the Series B, $3.37 per share in the case of the Series C, $6.56 per share of Series D and $16.59 per share of Series E.

    If the amounts available for distribution to stockholders are greater than $416.5 million, before any distribution payments are made to the holders of any other series of preferred stock or common stock, the holders of Series D shall be entitled to be paid out of the assets of the corporation available for distribution to its stockholders in an amount equal to $9.84 per share, plus any dividends declared but unpaid at the date of liquidation.

  •
  Conversion—Each share of Series A, Series A-1, Series B, Series C, Series D and Series E is convertible into one share of common stock at any time. Each share of Series A, Series A-1, Series B, Series C and Series D will automatically convert into common stock upon the completion of a public stock offering at an issuance price of $8.00 per share with aggregate net proceeds of at least $40.0 million (a "Qualifying Public Offering"), or upon an election from the holders of at least two-thirds of the Senior Preferred Stock; provided that such conversion shall not apply to the Series D unless effected upon the completion of a Qualifying Public Offering, in connection with certain liquidation events or with the consent of holders of 71% of the Series D. Each share of Series E will automatically convert into common stock upon the completion of a Qualifying Public Offering, or with the consent of holders of 68% of the Series E. In the event the Company issues shares of common stock in a Qualifying Public Offering or private placement at a price per share less than $16.59, then the conversion rate at which the shares of Series E convert into shares of common stock shall be adjusted such that each share of Series E shall convert into more than one share of common stock. The conversion rate is based upon a formula that is determined by the offering price; if the Company issues shares of common stock in a public offering at a price per share greater than $12.44 but less than $16.59, then a share of Series E will convert into a number of shares of common stock equal to $16.59 divided by the offering price; if the Company issues shares of common stock in a public offering at a price per share less than or equal to $12.44, then a share of Series E will convert into a number of shares of common stock determined by applying a weighted-average dilution formula.

  •
  Redemption—At any time on or after May 6, 2013, upon the written request of the holders of at least two-thirds of the then-outstanding Senior Preferred Stock, voting as a single class, the Company shall redeem all outstanding shares of Series A, Series A-1, Series B, Series C, Series D and Series E in cash, at the redemption price equal to $1.00, $1.50, approximately $2.08, approximately $3.37, approximately $6.56 and approximately $16.59 per share, respectively, plus any declared but unpaid dividends in three annual installments. The Company is accreting the redeemable convertible

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

16. Redeemable Convertible Preferred Stock (Continued)

    preferred stock to redemption value over the period, such that the carrying amounts of the securities will equal the redemption amounts at the earliest redemption date.

17. Redeemable Common Stock (Unaudited)

        In January and February 2008, the Company issued 693,000 and 900,000 shares of common stock to investors, respectively, at $7.22 per share, for gross proceeds of $11.5 million. The issuance of the common stock was pursuant to a subscription agreement. Under certain circumstances, purchasers may redeem this common stock from the Company at the original issuance price of $7.22 per share. At any time following the later of January 24, 2013 and the date on which all shares of the Company's Preferred Stock, $.001 par value per share, have been either redeemed by the Company or converted into shares of the Company's common stock, a holder of the redeemable common stock may make a request for redemption. If the Company does not have sufficient funds legally available to redeem all of the redeemable common stock, the Company shall redeem the maximum shares of redeemable common stock permissible out of funds legally available and shall redeem the remaining shares of redeemable as soon as practicable. The redemption right of the redeemable common stock terminates upon a registration statement filed by the Company under the Securities Act of 1933 in connection with a public stock offering.

18. Stockholders' Deficit

        Series B-1 Convertible Preferred Stock—In January 2006, the Company issued 1.5 million shares of Series B-1 in connection with the acquisition of T/J with a fair value at the date of acquisition of $5.2 million. Series B-1 is not redeemable. The rights and preferences of the Series B-1 are as follows:

  •
  Voting Rights—Series B-1 stockholders are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is then convertible.

  •
  Dividends—Series B-1 stockholders are entitled to receive dividends, when and if declared by the Board of Directors. Since inception through December 31, 2007, no dividends have been declared.

  •
  Liquidation Rights—If after all preferential payments to Senior Preferred Stock have been paid, the holders of Series B-1 shall be entitled to be paid out of the assets of the corporation available for distribution to its stockholders before any payment shall be made to the holders of common stock an amount equal to $3.33 per share plus any dividends declared but unpaid at the date of liquidation.

  •
  Conversion—Each share of Series B-1 is convertible into one share of common stock at any time. Each share of preferred stock will automatically convert into common stock upon the completion of a Qualifying Public Offering or upon an election from the holders of at least two-thirds of the Senior Preferred Stock.

        Issuance of Common Stock (Unaudited)—In February 2008, the Company issued 693,000 shares of common stock at $7.22 per share, for gross proceeds of approximately $5.0 million. The purchaser of the common stock is a customer of the Company.

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

18. Stockholders' Deficit (Continued)

        Reserved Shares of Common Stock—The Company has reserved the following number of shares of common stock as of December 31, 2007, for the potential conversion of outstanding preferred stock, the exercise of warrants on Senior Preferred Stock, and the exercise of stock options (in thousands):

Series A	8,312
Series A-1	2,925
Series B	9,624
Series B-1	1,493
Series C	8,988
Series D	10,670
Common stock options	6,605
Series B warrants	67
Series C warrants	59

Total	48,743

19. Related-party Transactions

        Notes Receivable From Stockholders—During 2002, an officer and certain employees purchased 1.5 million shares of common stock at $.10 per share in exchange for cash of $2,000 and notes receivable of $147,000. These shares were subject to restrictions that lapsed over four years. If the officers or employees' relationship with the Company were terminated, the Company had the right to repurchase the unvested shares at the original purchase price. These shares were fully vested in the year ended December 31, 2006.

        The notes receivable were payable five years from the issuance date and could be prepaid at any time at the option of the holder. The notes had partial recourse for up to 25% of the value of the outstanding balance on the notes receivable. Interest accrued at rates between 4.65% and 5.0% per annum, payable upon maturity of the notes. During 2003, one employee terminated employment with the Company and the Company repurchased 41,000 shares of common stock for $4,000, which were retired during 2005. As of December 31, 2005, the outstanding balance on the notes receivable from stockholders was $166,000, which included $24,000 of accrued interest. During 2006, the outstanding balances on the notes, including accrued interest, were repaid in full. The Company recognized interest income from notes receivable from stockholders of $7,000, and $4,000 for the years ended December 31, 2005 and 2006, respectively.

        Because of the partial recourse feature, the Company accounted for these restricted common stock grants under the variable accounting method, and accordingly, the awards were marked to market until the notes were repaid in 2006. The Company recorded compensation expense of $675,000 and $807,000 for the years ended December 31, 2005, and 2006, respectively, related to these awards.

        Technology License from a University—The Company has licensed certain technology from a university which is also a holder of Series A and common stock. Under the terms of the license agreement, the Company has paid royalties of $50,000, $66,000, $79,000 and $36,000 for the years ended December 31, 2005, 2006 and 2007 and for the six months ended June 30, 2008, respectively. The Company also

A123 Systems, Inc.

Notes to Consolidated Financial Statements (Continued)

(Information as of June 30, 2008 and for the six months ended
June 30, 2007 and 2008 is unaudited)

19. Related-party Transactions (Continued)

participates in grant programs offered by the university for the collaborative development of battery technology.

        Transactions with Holders of Common and Preferred Stock—The Company has ongoing business relationships with a stockholder and certain of its affiliates who collectively own more than ten percent of the Company's outstanding stock. The relationships, which are independent of each other, consist of (i) a $4.0 million Note Payable (see Note 13) and (ii) professional services to assist the Company in the design and development of various battery systems for the transportation sector. During the years ended December 31, 2005, 2006 and 2007 and six months ended June 30, 2008, the Company recorded interest expense related to the Note Payable of $342,000, $318,000 and $183,000 and $36,000, respectively. Payments made by the Company to the affiliate of the stockholder for the professional services amounted to $1.8 million for the six months ended June 30, 2008. The balance due to the affiliate of the stockholder for the professional services agreement as of June 30, 2008 was $2.0 million.

        Loans from Holders of Preferred Stock—During 2006, the Company entered into a $8.0 million credit agreement, including a $3.0 million Term Loan and a $5.0 million LOC, with a holder of Series C and warrants for Series C. During the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008, the Company recorded interest expense related to this loan facility of $80,000, $510,000, and $217,000, respectively (see Note 13).

20. Subsequent Events

        Loan Modification Agreement—on September 24, 2008, the Company entered into a loan modification agreement to the Term Loan (see Note 13). The modification agreement increases the term loan to $15,000,000 with a minimum advance of $500,000 and an operating line of credit for a maximum of $8,000,000. Each advance under the Term Loan is repayable over a 36-month period. All advances under the term loan must be made within one year of the date of the agreement, and the interest rate is prime (5.0% at June 30, 2008) plus 0.50%. The operating line of credit bears interest at prime (5.0% at June 30, 2008) and has a maturity date of September 24, 2010. The agreement requires the Company to comply with certain financial covenants, which include a tangible net worth calculation and minimum quarterly revenue.

******

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Enerland Co., Ltd.

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Enerland Co., Ltd. and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
February 25, 2008

Enerland Co., Ltd.

Consolidated Balance Sheet

	December 31, 2006
	(In thousands of Korean won, except share data)
ASSETS
Current assets:
Cash and cash equivalents	~~W~~	716,800
Restricted cash		882,620
Accounts receivable, net		917,608
Inventory		1,863,456
Advance payments		1,432,510
Prepaid value added taxes		416,289
Other current assets		297,513

Total current assets		6,526,796
Property and equipment		2,877,361
Intangible assets		55,579
Deferred income tax assets		65,069
Other non-current assets		292,453

Total assets	~~W~~	9,817,258

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	~~W~~	333,323
Advance from customers		1,682,614
Deferred income		561,933
Accrued expenses		169,918
Short-term borrowings		151,870
Current portion of long-term debt		347,320
Current portion of convertible bond		348,004
Other current liabilities		326,567

Total current liabilities		3,921,549
Long-term debt, net of current portion		656,240
Convertible bond, net of current portion		1,623,787
Other long-term payables		472,890
Severance benefit		283,550

Total liabilities		6,958,016

Commitments and contingencies
Minority interest		317,556
Redeemable convertible preferred stock, ~~W~~5,000 par value; 5,000,000 shares authorized*; 90,000 shares issued and outstanding at December 31, 2006		6,005,363
Stockholders' deficit:
Common stock, ~~W~~5,000 par value; 5,000,000 shares authorized*; 110,000 shares issued and outstanding at December 31, 2006		550,000
Additional paid in capital		37,591
Accumulated deficit		(4,049,295)
Accumulated other comprehensive loss		(1,973)

Total stockholders' deficit		(3,463,677)

Total liabilities, redeemable convertible preferred stock and stockholders' deficit	~~W~~	9,817,258

*
Represents a pool of authorized shares which include both common and preferred stocks

The accompanying notes are an integral part of these financial statements.

Enerland Co., Ltd.

Consolidated Statement of Income

	December 31, 2006
	(In thousands of Korean won, except share data)
Sales	~~W~~	10,027,097
Cost of sales		6,288,162

Gross margin		3,738,935
Operating expenses:
Research and development		555,051
Sales and marketing		923,398
General and administrative		1,364,387

Income from operations		896,099
Other expense (income):
Interest income		(9,240)
Interest expense		248,157
Foreign currency translation loss		107,613

Total other expense, net		346,530
Income before taxes and minority interest		549,569
Income taxes		(10,354)
Minority interest in loss of consolidated subsidiary		40,714

Net income		579,929
Accretion to redemption amount of redeemable convertible preferred stock		(546,165)

Net income attributable to common stockholders	~~W~~	33,764
Net income per share attributable to common stockholders
Basic and diluted	~~W~~	317
Weighted average number of shares used in computation
Basic and diluted		106,493

The accompanying notes are an integral part of these financial statements.

Enerland Co., Ltd.

Consolidated Statement of Cash Flows

	December 31, 2006
	(In thousands of Korean won)
Cash flows from operating activities:
Net income	~~W~~	579,929
Adjustments
Depreciation and amortization		435,477
Provision for severance benefits		170,369
Loss on disposal of property and equipment, net		10,607
Interest expenses accrued for and amortization of issuance cost on bonds		145,660
Provision for bad debt		330,798
Impairment loss on property and equipment		24,600
Expenses not reimbursed by government grant		319,734
Minority interest in loss of consolidated subsidiary		(40,714)
Others		4,809
Changes in operating assets and liabilities:
Restricted cash		(263,850)
Accounts receivable		(117,323)
Inventory		(579,081)
Advance payment		(1,367,075)
Prepaid value added tax		(173,953)
Deferred income tax assets		(10,319)
Other current assets		(242,832)
Accounts payable		(194,025)
Advances from customers		1,660,394
Accrued expenses		52,446
Other liabilities		(99,735)

Net cash provided by operating activities		645,916

Cash flows from investing activities:
Purchases of property and equipment		(1,050,931)
Purchases of intangible asset		(17,473)
Proceeds from sale of property and equipment		18,182
Increase in long-term loans to employees		(105,000)
Other		35,707

Net cash used in investing activities		(1,119,515)

Cash flows from financing activities:
Proceeds from issuance of common stock		499,440
Proceeds from long-term debt		200,000
Proceeds from minority interest in consolidated subsidiary		358,270
Proceeds from short-term borrowings		378,575
Payments of short-term borrowings		(393,910)
Payments of current portion of long-term debt		(216,820)

Net cash provided by financing activities		825,555

Effect of foreign exchange rates on cash		64,315
Net increase in cash and cash equivalents		416,271
Cash and cash equivalents at beginning of period		300,529

Cash and cash equivalents at end of period	~~W~~	716,800

Supplemental disclosure of cash flow information:
Interest paid	~~W~~	101,119
Income tax paid		1,053
Supplemental schedule of non-cash activities:
Transfer of long-term debt to current portion	~~W~~	659,868
Total government grants received during the year		998,778
Transfer of construction in-progress to equipments		200,230

The accompanying notes are an integral part of these financial statements.

Enerland Co., Ltd.

Consolidated Statement of Stockholders' Deficit

(In thousands of Korean won, except share data)

	Common stock							Accumulated other comprehensive loss
				Additional paid-In capital		Accumulated deficit				Total stockholders' deficit
	Shares	Par amount
Balance at January 1, 2006	100,000	~~W~~	500,000	~~W~~	—	~~W~~	(4,494,908)	~~W~~	(38,116)	~~W~~	(4,033,024)

Issuance of common stock	10,000		50,000		449,440						499,440
Accretion to redemption amount of redeemable convertible preferred stock					(411,849)		(134,316)				(546,165)
Comprehensive income:
Net income							579,929				579,929
Foreign currency translation adjustment									36,143		36,143
Total comprehensive income											616,072

Balance at December 31, 2006	110,000	~~W~~	550,000	~~W~~	37,591	~~W~~	(4,049,295)	~~W~~	(1,973)	~~W~~	(3,463,677)

The accompanying notes are an integral part of these financial statements.

Enerland Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2006

1. Corporate Information

        Enerland Co., Ltd. ("Enerland" or the "Company") was incorporated in December 2000 under the laws of the Republic of Korea ("Korea") to develop and market manufacturing equipments and components of battery such as Lithium Ion Polymer Rechargeable Batteries and Super Capacitors. Enerland's head office and manufacturing facilities are located in Seong-Nam and I-Cheon, respectively, in Korea. Enerland has a wholly-owned subsidiary, Farad Electronic Co., Ltd. ("Farad"), which was established in January 2004 under the laws of the People's Republic of China ("PRC") to manufacture components of rechargeable batteries.

        In May 2006, Enerland issued 10,000 shares of common stock at ~~W~~50,000 per share for net proceeds of ~~W~~499,440 thousands, net of issuance cost of ~~W~~560 thousands. As of December 31, 2006, Enerland had 110,000 shares of common stock and 90,000 shares of redeemable convertible preferred stock, issued and outstanding.

2. Summary of Significant Accounting Policies

Principles of consolidation

        The accompanying consolidated financial statements include the accounts of Enerland and Farad, the Company's wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The condition for control of entities is the ownership of a majority voting interest or the ability to otherwise exercise control over the entity.

        Interpretation No. 46, Consolidation of Variable Interest Entities, was originally issued by the Financial Accounting Standards Board ("FASB") in January 2003 and was revised in December 2003 (as revised, "FIN 46R"). FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), to certain VIEs in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. If two or more related parties hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary. An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE.

        In September 2006, under a joint venture agreement entered into by Farad and Changchun National Optoelectronics Industry Base Development Co., Ltd. ("Opto"), Changchun Guoji Electronic Technology Co., Ltd. ("Guoji") was established under the laws of the PRC also to manufacture components of rechargeable battery. As of December 31, 2006, Farad had a 40% ownership interest in Guoji. Enerland determined that Guoji was a VIE and that Enerland is its primary beneficiary. As a result, the Company consolidates Guoji. The total assets of Guoji represented approximately 5.91% of the Company's total consolidated assets as of December 31, 2006. The vast majority of Guoji's assets comprised of property and equipment amounting to ~~W~~559,190 thousands. Guoji had no significant operations during the year ended December 31, 2006.

Use of estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

2. Summary of Significant Accounting Policies (Continued)

assumptions that affect the reported amounts. The methods, estimates, and judgments used in applying accounting policies could have a significant impact on the results reported in the financial statements. The significant accounting estimates include revenue recognition and reserve for sales returns, allowances for doubtful accounts, valuation of inventory, evaluation of tangible and intangible assets for impairment and valuation allowance on deferred taxes. Although the Company regularly assesses these estimates, actual results could differ materially from those estimates.

Translation of foreign currency

        The functional and reporting currency of Enerland is Korean Won. The function currency of Farad and Guoji is the U.S. Dollar and Chinese RMB. All assets and liabilities are translated to their Korean Won equivalents using the spot rate at the balance sheet date as published by Korea Exchange Bank ("KEB"). At December 31, 2006, the exchange rates between Korean Won and Chinese RMB and Korean Won and the U.S. Dollar were KRW 118.87 : RMB 1.0 and KRW 928.6 : USD 1.0, respectively. Capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rate. Revenues and expenses are translated using the average exchange rates in effect during the period as published by KEB, which were KRW119.80 : RMB 1.0 and KRW 954.97 : USD 1.0 for the year ended December 31, 2006. The net effect of these translation adjustments is shown as a separate component of comprehensive income in the statement of stockholders' deficit which reduced the balance in "Accumulated Other Comprehensive Loss" by ~~W~~36,143 thousands for the year ended December 31, 2006.

Cash and cash equivalents

        Cash equivalents include all highly liquid investments with an original maturity of 90 days or less at the date of purchase. Cash equivalents, which are stated at cost, approximates fair market value.

Restricted Cash

        Cash accounts with any type of restriction are classified as restricted cash. The Company classifies cash received from the Korean government (amounted to ~~W~~998,778 thousands for the year ended December 31, 2006), as well as the Company's own cash, that are to be used only for specific research and development activities, including reimbursements of R&D expenses and acquisitions of property and equipment, as restricted cash. As of December 31, 2006, the restricted cash was approximately ~~W~~882,620 thousands. If the restriction is expected to be lifted in the next twelve months according to the agreement, the restricted cash amount is classified as a current asset.

Allowance for doubtful accounts

        The Company provides an allowance for doubtful accounts in consideration of the estimated losses that may arise from non-collection of its receivables. The estimate of losses, if any, is based on a review of the aging and current status of the outstanding individual receivables.

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

2. Summary of Significant Accounting Policies (Continued)

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method, except for materials in-transit which are stated at cost by the specific identification method. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the net realizable value, and the difference is recognized as a loss on valuation of inventories within cost of sales. Inventory reserves are established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes. Reserves are also established for excess inventory based on inventory levels in excess of twelve months of projected demand, as judged by management, for each specific product.

Property and equipment

        Property and equipment are stated at cost (net of related government grants received), net of accumulated depreciation. Maintenance and repairs are expensed in the year in which they are incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized. The Company received government grants to purchase certain machineries and equipments for specific use in certain research. The costs of the machineries and equipments are reduced by the related government grants received.

        Interest costs are capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. For the year ended December 31, 2006, no interest expenses were capitalized.

        Property and equipment, consisting of manufacturing machinery, automobiles, tools, office equipment and equipments, is depreciated using the straight-line method over the estimated useful lives of the assets ranging from five to eight years.

Intangible assets

        Intangible assets, consisting of patent and others, are stated at cost (net of related government grants received), net of accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated useful lives of the assets ranging from five to ten years.

Impairment of long-lived assets

        The Company reviews property and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets held and used is measured by a comparison of its carrying amount to the estimated undiscounted future cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment is measured as the difference between the carrying value of the assets and the fair value of assets estimated on discounted future cash flows generated by the respective long-lived assets.

Revenue recognition

        The Company recognizes revenues when: the persuasive evidence of a sales arrangement exist; the price is fixed or determinable; title and risk of loss are transferred to the customer; collection of resulting

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

2. Summary of Significant Accounting Policies (Continued)

receivables is considered reasonably assured; product returns are reasonably estimable; there are no additional customer acceptance requirement; and there are no other remaining significant obligations. The title transfer of the Company's product and risk of loss generally occurs on delivery and acceptance at the customers' premises, at which point revenue is recognized.

        The Company allows its customers to return defective products. The Company records sales return reserve for expected returns based on actual experiences and future expectations when revenues are recognized.

Research and development costs

        Research and development costs related to the Company's products are expensed as incurred and include salaries and materials. Government grants received by the Company from the Korean government to assist with specific research and development activities are recorded as a reduction in research and development expenses, in the period in which the related expenses are incurred, to the extent that they are non-refundable.

Income taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Comprehensive income

        The Company has applied SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income (loss), including net income (loss), be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Foreign currency translation adjustments are the only type of other comprehensive income, which is included in comprehensive loss together with net income in the statement of stockholders' deficit.

Government grants

        As part of the Korean government's initiative to promote and encourage the development of start-up companies in certain high technology industries, high technology start-up companies with industry leading technology or products are eligible for government grants. Government grants received by the Company from the Korean government to assist with specific research and development activities are deducted from those research and development costs incurred, in the period in which the related expenses are incurred, to the extent that such grants are not subject to repayment. Government grants which are subject to repayment are recorded as other payables. Grants used for the acquisition of property and equipment and

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

2. Summary of Significant Accounting Policies (Continued)

intangible assets were deducted from the acquisition costs of the acquired assets and amortized over the useful lives of the related assets.

Severance benefits

        Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on the length of service and rate of pay at the time of termination. The annual severance benefits expense charged to operations is calculated based upon the net change in the accrued severance benefits payable at the balance sheet date based on the guidance of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan. The annual accrued benefits expensed for the year ended December 31, 2006 amounted to ~~W~~170,369 thousands.

Earnings per share

        In accordance with SFAS No. 128, Earnings Per Share, the Company computes basic earnings per share by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the dilution of potential common shares outstanding during the period which would include to the extent their effect is dilutive: redeemable convertible preferred stock and convertible bonds.

New accounting pronouncements

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS No. 141R"), which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R on the Company's consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 ("SFAS No. 160"). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. This Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on the Company's consolidated financial statements.

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

2. Summary of Significant Accounting Policies (Continued)

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of SFAS No. 159 become effective as of the beginning of the 2009 fiscal year. The Company is evaluating the impact, if any, that SFAS No. 159 will have on its financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"), which addresses how companies should measure fair value when they are required to use a fair value measurement for recognition or disclosure purposes under generally accepted accounting principles. The provisions of SFAS No. 157 are effective for the Company beginning after January 1, 2008. The Company has not yet adopted this pronouncement and is currently evaluating the expected impact that the adoption of SFAS No. 157 will have on the Company's consolidated financial position and results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS No. 158"), which requires the recognition of a plan's over-funded or under-funded status as an asset or liability with an offsetting adjustment to accumulated other comprehensive income. SFAS No. 158 further requires the determination of the fair values of a plan's assets at a company's year-end and recognition of actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of accumulated other comprehensive income. SFAS No. 158 is effective for fiscal years ending after December 15, 2008. The adoption of SFAS No. 158 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

        In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements, uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transitions. In February 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-2, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. This FSP defers the effective date of FIN 48, for certain nonpublic enterprises—including nonpublic not-for-profit organizations—to the annual financial statements for fiscal years beginning after December 15, 2007. This deferral does not apply to nonpublic consolidated entities of public enterprises that apply U.S. generally accepted accounting principles, nor does it apply to nonpublic enterprises that issued a full set of annual financial statements using the recognition, measurement, and disclosure provisions of Interpretation 48 prior to the issuance of this FSP. FIN 48 will be effective for the Company beginning January 1, 2008. The Company is analyzing the effects of the adoption of FIN 48, but does not anticipate the adoption to have a material impact on its reported results of operations or financial condition.

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

3. Cash and Cash Equivalents

        Cash and cash equivalents as of December 31, 2006 consist of the following (Korean Won in thousands):

	2006
Cash on hand	~~W~~	7,119
Cash held at banks		709,681

		~~W~~716,800

        As of December 31, 2006, ~~W~~657,300 thousands of cash and cash equivalents were denominated in various foreign currencies, mostly in U.S. Dollar.

4. Accounts Receivable

        Accounts receivable as of December 31, 2006 consists of the following (Korean Won in thousands):

	2006
Accounts receivable	~~W~~	1,674,148
Less: Allowance for doubtful accounts		(748,950)
Reserve for sales return		(7,590)

	~~W~~	917,608

        As of December 31, 2006, ~~W~~1,033,602 thousands of accounts receivable was denominated in various foreign currencies, mostly in U.S. Dollar.

        A change of the allowance for doubtful accounts for the year ended December 31, 2006 is as follows (Korean Won in thousands):

	2006
Balance at beginning of year	~~W~~	418,152
Provision for bad debt		330,798

Balance at end of year	~~W~~	748,950

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

5. Inventory

        Inventory as of December 31, 2006 consists of the following (Korean Won in thousands):

	2006
Raw materials	~~W~~	432,957
Work-in-process		971,487
Finished goods		804,828
Merchandise		13,551
Goods in transit		18,763

		2,241,586
Less: provision for inventory losses		(378,130)

Total	~~W~~	1,863,456

6. Advance Payments to Vendors and Advance from Customers

        On June 20, 2006, the Company entered into a supply agreement (the "Agreement") with A123 Systems, Inc. ("A123"), a customer, and A-Pro Co., Ltd. ("A-Pro"), a third-party vendor, to purchase machinery from A-Pro on behalf of A123. Under the Agreement, A123 would pay the Company for ~~W~~1,797,631 thousands based on a payment schedule. On June 25, 2006, the Company entered into a separate contract (the "Contract") with A-Pro in which A-Pro as a vendor provides A123 with the machinery defined in the Agreement and should obtain the final acceptance from A123 to complete its obligation in exchange for ~~W~~1,750,000 thousands to be paid by the Company. Under the Contract, A-Pro shall provide A123 with a 2 year warranty after the final acceptance in which A-Pro shall repair or replace all defective arising from design or fabrication at free of charge.

        The Company accounted ~~W~~1,591,138 thousands received from A123 as an advance payment received, and accounted ~~W~~1,398,200 thousands paid to A-Pro as an advance payment paid to vendor. These balances were outstanding as of December 31, 2006.

7. Other Current Assets

        Other current assets as of December 31, 2006 consist of the following (Korean Won in thousands):

	2006
Short-term loans to employees	~~W~~	24,960
Other accounts receivable		215,314
Prepaid expenses		42,467
Others		14,772

Total	~~W~~	297,513

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

8. Property and Equipment

        Property and equipment as of December 31, 2006 consist of the following (Korean Won in thousands):

	2006*
Machinery	~~W~~	2,770,546
Automobiles		68,271
Tools		151,970
Office equipment		113,484
Equipments		268,193
Construction in progress		501,226

Property and equipment, at cost		3,873,690
Less: accumulated depreciation		(996,329)

Property and equipment, net	~~W~~	2,877,361

    *
    Net of related government grants received

        For the year ended December 31, 2006, the Company recorded ~~W~~427,330 thousands in depreciation expense and ~~W~~24,600 thousands in impairment loss on property and equipment. Unamortized government grants related to property and equipment as of December 31, 2006 amounted to ~~W~~368,823 thousands.

9. Intangible Assets

        The following table summarizes the cost (net of related government grants received) and related accumulated amortization of intangible assets as of December 31, 2006 (Korean Won in thousands).

Intangible assets	Estimated useful life (years)	Cost		Accumulated amortization		Net carrying value
Patents—industrial	10	~~W~~	59,705	~~W~~	12,769	~~W~~	46,936
Other intangible assets	5		14,401		5,758		8,643

		~~W~~	74,106	~~W~~	18,527	~~W~~	55,579

        The Company amortizes its intangible assets over their estimated useful lives using the straight-line method, and amortization expenses of ~~W~~8,147 thousands for the year ended December 31, 2006 were charged to the consolidated statement of income. Unamortized government grants related to intangible assets as of December 31, 2006 amounted to ~~W~~3,194 thousands.

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

9. Intangible Assets (Continued)

        The table below presents the amortization expenses expected to be recorded for the next five years (Korean Won in thousands).

Years ending December 31,	Amount
2007	~~W~~	8,851
2008		8,851
2009		8,067
2010		6,467
2011		6,458

10. Other Non-current Assets

        Other non-current assets as of December 31, 2006 consist of the following (Korean Won in thousands):

	2006
Long-term financial instruments	~~W~~	4,000
Long-term loans to employees		175,000
Rental deposits		95,264
Other deposits		18,189

	~~W~~	292,453

11. Financing Arrangements

Short-Term borrowings

        Short-term borrowings as of December 31, 2006 consist of the following (Korean Won in thousands):

	2006
Revolving credit facility	~~W~~	33,000
Short-term borrowing due to Opto		118,870

	~~W~~	151,870

        On August 31, 2006, the Company entered into a revolving credit facility and a letter of credit agreement with Industrial Bank of Korea ("IBK") which allow the Company to borrow up to ~~W~~270,000 thousands and US$300 thousands, respectively. In connection with these agreements, the Company's Chief Executive Officer provided guarantee on the repayment of outstanding amounts drawn from the revolving credit facility and letter of credit. As of December 31, 2006, the amount outstanding under this revolving credit facility was ~~W~~33,000 thousands at a weighted average interest rate of 8.12%. No amount was outstanding under the letter of credit facility as of December 31, 2006.

        On October 23, 2006, Farad entered into an interest free borrowing agreement with Opto for RMB 1,000 thousands (equivalent to ~~W~~118,870 thousands). All amounts were outstanding as of December 31, 2006 and repaid in full in March 2007.

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

11. Financing Arrangements (Continued)

Long-Term Debt

        Long-term debt as of December 31, 2006 consists of the following (Korean Won in thousands):

	2006
Secured loan against technology	~~W~~	803,560
Technology funds loan		200,000

		1,003,560
Less: current portion		(347,320)

Long-term portion	~~W~~	656,240

         Secured loan against technology    The Company entered into two secured loan agreements with IBK which mature in 2008 and 2009 to borrow in total ~~W~~803,560 thousands. The weighted average interest rate for the loans for the year ended December 31, 2006 was 3.58%. The Company is provided with repayment guarantees from Kibo Technology Fund, a technical guarantee agency for small business, in relation to these loan agreements.

         Technology funds loan    The Company has a technology funds loan agreement amounting to ~~W~~200,000 thousands with Small Business Corporation ("SBC") with variable interest rate. The weighted average interest rate for the year ended December 31, 2006 was 5.33%. The loan matures in 2011.

        Future principal payments due under the long-term debt agreements as of December 31, 2006 are as follows (Korean Won in thousands):

Years ending December 31,	Long-term debt
2007	~~W~~	347,320
2008		342,480
2009		197,140
2010		66,640
2011		49,980

	~~W~~	1,003,560

Convertible bond

        On October 22, 2004, the Company issued convertible bonds which would mature three years from date of issuance with total principal amount of ~~W~~1,700,000 thousands for ~~W~~1,651,000 thousands with a fixed conversion price of ~~W~~50,000 per share of the Company's redeemable convertible preferred stock which could be converted into common stock at a rate of 1:1. The conversion option allows the holders to convert the bonds during the period from October 22, 2004 to October 17, 2007. Unless converted, the bondholders, KTB Network and I-Pacific Partners, may redeem their notes at 122.5% of each holder's principal amount of ~~W~~1,400,000 thousands and ~~W~~300,000 thousands, respectively, on October 17, 2007. The terms of the convertible redeemable preferred stock are further discussed in Note 16.

        In relation to the convertible bonds held by KTB Network, on August 1, 2007, the Company agreed with KTB Network to extend the maturity date of the convertible bonds for another year on the condition

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

11. Financing Arrangements (Continued)

that KTB Network shall not exercise its conversion right without the consent of both the Company and A123, which acquired the Company on August 31, 2007 and is further discussed in Note 22. In accordance with SFAS No. 6, Classification of Short-term Obligations, the Company classified ~~W~~1,623,787 thousands, including accrued interest, of KTB's outstanding convertible bond balance as of December 31, 2006 to long-term liabilities. As of December 31, 2006, none of the convertible bonds was converted into the redeemable convertible preferred stock.

        Conversion options attached to convertible bonds were analyzed under SFAS No. 133 and the Company determined that bifurcation was not needed. In addition, no beneficial conversion features were recognized under EITF No. 00-27.

        The outstanding convertible bonds as of December 31, 2006 are as follows (Korean Won in thousands):

	Maturity Year	Coupon Rate/ Guarantee Rate (Annual)	2006
Convertible bond (KTB Network)	2008	3% / 10%	~~W~~	1,400,000
Convertible bond (I-Pacific Partners)	2007	3% / 10%		300,000

Total				1,700,000
Add: long-term accrued interest				271,791

Net				1,971,791
Less: portion due within one year				(348,004)

Long-term portion			~~W~~	1,623,787

12. Other Current Liabilities

        Other current liabilities as of December 31, 2006 consist of the following (Korean Won in thousands):

	2006
Other accounts payable	~~W~~	229,077
Withholdings		32,566
Income taxes payable		19,337
Others		45,587

	~~W~~	326,567

13. Other Long-term Payables

        As part of the Korean government's initiative to promote and encourage the development of start-up companies in certain high technology industries, high technology start-up companies with industry leading technology or products are eligible for government grants. Certain grants are refundable, depending on the successful development and commercialization of the technology or products, and a company receiving such government grant is required to refund between 20% to 30% of the grants received for such

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

13. Other Long-term Payables (Continued)

development. The Company records such refundable government grants received as other long-term payables.

14. Accrued Severance Benefits

        Changes in accrued severance benefits for the year ended December 31, 2006 are as follows (Korean Won in thousands):

	2006
Beginning balance	~~W~~	124,945
Provisions		170,369
Severance payments		(11,764)

	~~W~~	283,550

15. Income Taxes

        The Company's income tax expenses are composed of domestic, which is Korea, and foreign income taxes depending on the relevant tax jurisdiction. The components of income tax expense are as follows (Korean Won in thousands):

	2006
Income (loss) from continuing operations for the year ended December 31, 2006
Domestic	~~W~~	(415,021)
Foreign		964,590

		549,569

Current income tax expense
Domestic		20,674
Foreign		—

		20,674

Deferred income tax benefit
Domestic		—
Foreign		(10,320)

		(10,320)

Total income tax expense	~~W~~	10,354

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

15. Income Taxes (Continued)

        A reconciliation of income tax expense at the Korean statutory income tax rate which is approximately 27.5% to actual income tax expense is as follows (Korean Won in thousands):

	2006
Tax expense at Korean statutory tax rate	~~W~~	137,932
Permanent differences		11,964
Tax credits		(92,403)
Valuation allowance		(52,054)
Differences in statutory tax rate in subsidiaries		4,915

Total income tax expense	~~W~~	10,354

        A valuation allowance on deferred income tax assets is recognized when it is more likely than not that the deferred tax assets will be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook. Based upon analysis of these factors, the Company recorded a valuation allowance up to the amount of ~~W~~1,306,277 thousands.

        The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets (liabilities) as of December 31, 2006 are as follows (Korean Won in thousands):

	2006
Advance payment	~~W~~	(384,978)
Inventories		448,686
Property and equipment		52,446
Intangible assets		398,172
Accounts payable		172,232
Advances from customers		437,563
Deferred income		154,532
Convertible bonds		78,805
Accruals and other		13,888

Deferred tax assets before valuation allowance		1,371,346
Valuation allowance		(1,306,277)

Net deferred tax assets	~~W~~	65,069

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

15. Income Taxes (Continued)

        Changes in valuation allowance for deferred tax assets for the year ended December 31, 2006 are as follows (Korean Won in thousands):

	2006
Beginning balance	~~W~~	1,358,331
Charge to expenses		(52,054)

Ending balance	~~W~~	1,306,277

16. Redeemable Convertible Preferred Stock

        In December 2003, the Company issued 90,000 shares of redeemable convertible preferred stock at ~~W~~50,000 per share, par value of ~~W~~5,000 per share, for net cash proceeds of ~~W~~4,402,390 thousands, net issuance costs of ~~W~~97,610 thousands.

        At December 31, 2006, the rights and preferences of the redeemable convertible preferred stock are as follows:

  •
  Voting Rights: The redeemable convertible preferred stockholders are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of common stock into which each share of such preferred stock is convertible.

  •
  Dividends: The redeemable convertible preferred stockholders are entitled to receive dividends at the rate of 6% of par value, when and if declared by the Board of Directors. The dividends are cumulative and are payable prior to any payment of dividend related to the common shares. Since issuance date, the Board of Directors has not declared any dividend.

  •
  Liquidation Rights: In certain events, including the liquidation, dissolution, or winding-up of the Company, before any payments are made to common stockholders, the holders of redeemable convertible preferred stock shall be entitled to be paid out of the assets of the corporation available for distribution to its stockholders.

  •
  Conversion: Each share of redeemable convertible preferred stock is convertible into one share of common stock at any time.

  •
  Redemption: At any time from one year after issuance, the Company shall redeem outstanding shares of redeemable convertible preferred stock upon the preferred stockholders' request with principal and interest compounded at a yearly rate of 10%. The obligation of redemption expires when the Company is listed on the Korea Stock Exchange or KOSDAQ (Korean Securities Dealers? Automated Quotation) which is referred to as an IPO.

        The redeemable convertible preferred stock are not subject to mandatory redemption. They are redeemable at the option of the holders, which is outside the Company's control. The Company has therefore classified the redeemable convertible preferred stock outside of permanent equity.

        The redeemable convertible preferred stock are redeemable for an amount in excess of their issuance price. As a result, the difference between the redemption value and the issuance price of redeemable convertible preferred stock increases the carrying value of such preferred stock and being accreted and

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

16. Redeemable Convertible Preferred Stock (Continued)

recorded as a decrease to additional paid in capital ("APIC") and to the extent APIC is zero, to accumulated deficit. As of December 31, 2006, ~~W~~411,849 thousands and ~~W~~134,316 thousands of accretion to redemption value of redeemable convertible preferred stock were recorded in APIC and accumulated deficit, respectively. The Company records full redemption accretion for redeemable convertible preferred stock until the date of conversion or redemption or until the redemption requirement expires due to IPO.

        The redeemable convertible preferred stock outstanding for the year ended December 31, 2006 was as follows (Korean Won in thousands, except share data):

	Shares	Amount
January 1, 2006	90,000	~~W~~	5,459,198
Accretion of redemption	—		546,165

December 31, 2006	90,000	~~W~~	6,005,363

17. Commitments and Contingencies

        On May 1, 2007, Kokam Engineering Co.,Ltd. ("Kokam") filed a lawsuit against the Company in Suwon district court (the "Court") in the Republic of Korea, alleging that the Company infringed Kokam's patent in relation to technology of manufacturing a second battery. Kokam claimed it incurred financial loss from the Company's patent infringement amounting to ~~W~~50,000 thousands. The Company has not recognized any losses in these financial statements because the Company cannot determine the final outcome of the court proceedings, including any damages which would need to be paid out or settled at this time.

        On August 9, 2007, Mstech Co., Ltd. ("Mstech") filed a lawsuit against the Company for its financial damage resulting from exploded batteries produced by the Company in Suwon district court (the "Court"). The Mstech claimed that it incurred financial loss amounting to ~~W~~186,305 thousands. The Company has not recognized any losses in the its financial statements because the Company cannot determine the final outcome of the court proceedings, including any damages which would need to be paid out or settled at this time.

18. Related-party Transactions

        The Company has loans outstanding balance due from the Company's management and employees. The outstanding balances as of December 31, 2006 consist of followings (Korean Won in thousands):

	2006
Short-term loans	~~W~~	24,960
Long-term loans		175,000

	~~W~~	199,960

        In October 2004, the Company issued convertible bonds amounting to ~~W~~300,000 thousands in principal to I-Pacific Partners which holds a 10% ownership of the Company's outstanding shares,

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

18. Related-party Transactions (Continued)

including common and redeemable convertible preferred stock. The convertible bonds issued to I-Pacific Partners were outstanding as of December 31, 2006.

19. Research and Development Costs

        The Company incurred research and development costs amounting to ~~W~~815,416 thousands for the year ended December 31, 2006. After offsetting reimbursement by government grant of ~~W~~260,365 thousands, the Company recorded a ~~W~~555,051 thousands charge to operation in research and development costs.

20. Earnings Per Share

        Basic earnings per share attributable to common stockholders are based on the weighted-average number of common stock outstanding in each year and after taking into account redeemable convertible preferred stock dividend requirements and accretion to redemption value. Diluted earnings per share attributable to common stockholders assume that any dilutive convertible bonds and redeemable convertible preferred stock outstanding at the beginning of each year were converted on those dates, with related interest, preferred stock dividend requirements and outstanding common shares adjusted accordingly.

        The computation of basic and diluted earnings per share attributable to common stockholders is as follows (Korean Won in thousands, except for share data):

	2006
Numerator :
Net income	~~W~~	579,929
Accretion to redemption amount of redeemable convertible preferred stock		(546,165)

Net income attributable to common stockholders	~~W~~	33,764

Denominator :
Weighted average outstanding shares		106,493

Earning per share—basic and diluted	~~W~~	317

        For fiscal 2006, the redeemable convertible preferred stock and convertible bonds were excluded from the computation of diluted EPS since the effect of including those two instruments would be anti-dilutive.

21. Concentrations of Credit Risks

        Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, and accounts receivable. Substantially, all of the Company's cash, cash equivalents, and restricted cash are held at one financial institution that management believes to be of high credit quality.

Enerland Co., Ltd.

Notes to Consolidated Financial Statements (Continued)

December 31, 2006

21. Concentrations of Credit Risks (Continued)

        A substantial portion of the Company's sales for the year ended December 31, 2006 was made to customers that are in the business of manufacturing batteries. Sales to and accounts receivable from customers accounting for 10% or more of the Company's sales are as follows (Korean Won in thousands):

Major Customers	Sales for the year ended December 31, 2006		Accounts receivable as of December 31, 2006
Advanced energy technology	~~W~~	2,051,228	~~W~~	—
Triple sigma sdn		2,286,534		427,429

	~~W~~	4,337,762	~~W~~	427,429

22. Subsequent Events

        On March 15, 2007, Farad made additional investment in Guoji in the form of battery manufacturing technology valued at RMB 4,548 thousands (equivalent to ~~W~~554,840 thousands).

        On June 21, 2007, the Company issued 13,334 shares of common stock for ~~W~~800,040 thousands to A123. On August 6, 2007, A123 entered into a share purchase agreement with all of the Company's other shareholders to purchase the Company's remaining stake held by these shareholders for ~~W~~12,000,000 thousands.

        On September 17, 2007, A123 granted stock-options to the Company's employees to purchase up to 449,847 shares as presented below:

Number of shares	Vesting period	Exercise price	Exercisable period
231,328 shares	Over 3 years	$5.49	Ten years from grant date
218,519 shares	Over 4 years	$5.49	Ten years from grant date

449,847 shares

        On October 4, 2007, the Company entered into a revolving credit facility with A123 which allows the Company to borrow up to US$5,000 thousands with interest rate equal to the rate of the interest publicly announced by Silicon Valley Bank, a global financial institution, as its prime rate.

Enerland Co., Ltd.

Condensed Consolidated Balance Sheets

(In thousands of Korean Won)

	December 31, 2006		June 30, 2007
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	~~W~~	716,800	~~W~~	607,801
Restricted cash		882,620		258,648
Accounts receivable, net		917,608		2,641,465
Inventory		1,863,456		4,434,222
Advance payment		1,432,510		1,744,655
Other current assets		713,802		259,128

Total current assets		6,526,796		9,945,919
Property and equipment		2,877,361		2,904,381
Intangible assets		55,579		51,964
Other assets		357,522		422,738

Total assets	~~W~~	9,817,258	~~W~~	13,325,002

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	~~W~~	333,323	~~W~~	1,175,417
Advance from customers		1,682,614		1,749,876
Short-term borrowings		151,870		—
Current portion of long-term debt		347,320		347,320
Current portion of convertible bond		348,004		359,449
Accrued expenses		169,918		676,459
Other current liabilities		888,500		224,249

Total current liabilities		3,921,549		4,532,770
Long-term debt, net of current portion		656,240		482,580
Convertible bond, net		1,623,787		1,697,628
Other long-term payables		472,890		427,898
Severance benefit		283,550		390,246

Total liabilities		6,958,016		7,531,122

Commitments and contingencies
Minority interest		317,556		930,768
Redeemable convertible preferred stock		6,005,363		6,302,376
Stockholders' deficit:
Common stock		550,000		616,670
Additional paid in capital		37,591		583,307
Accumulated deficit		(4,049,295)		(2,694,790)
Accumulated other comprehensive loss		(1,973)		55,549

Total stockholders' deficit		(3,463,677)		(1,439,264)

Total liabilities, redeemable convertible preferred stock and stockholders' deficit	~~W~~	9,817,258	~~W~~	13,325,002

See notes to condensed consolidated financial statements.

Enerland Co., Ltd.

Condensed Consolidated Statements of Operations

Unaudited

(In thousands of Korean Won)

	For six months ended June 30,
	2006		2007
Sales	~~W~~	4,314,143	~~W~~	5,286,785
Cost of sales		2,918,397		2,205,254

Gross margin		1,395,746		3,081,531
Operating expenses:
Research and development		306,693		214,994
Selling, general and administrative		1,316,515		1,254,981

Income (loss) from operations		(227,462)		1,611,556
Other expense (income):
Interest income		(4,079)		(2,949)
Interest expense		119,806		138,211
Foreign currency		67,920		6,819

Total other expense, net		183,647		142,081
Income (loss) before taxes and minority interest		(411,109)		1,469,475
Income tax expense (benefit)		(5,637)		—
Minority interest in loss of consolidated subsidiary		—		(2,558)

Net income (loss)	~~W~~	(405,472)	~~W~~	1,466,917

See notes to condensed consolidated financial statements.

Enerland Co., Ltd.

Condensed Consolidated Statements of Cash Flows

Unaudited

(In thousands of Korean Won)

	For six months ended June 30,
	2006		2007
Cash flows from operating activities:
Net income (loss)	~~W~~	(405,472)	~~W~~	1,466,917
Adjustments
Depreciation and amortization		209,310		681,681
Provision for severance benefits		105,979		111,089
Interest expenses accrued for and amortization of issuance cost		70,083		94,974
Provision for bad debt		303,988		195,183
Expenses not reimbursed by government grant		228,261		—
Minority interest in loss of consolidated subsidiary		—		613,212
Others		(7,359)		—
Changes in operating assets and liabilities:
Restricted cash		(52,000)		623,972
Accounts receivable		(346,905)		(1,919,040)
Inventory		(381,095)		(2,570,766)
Advance payment		(163,243)		(312,145)
Other assets		(231,042)		389,458
Accounts payable		140,171		842,094
Advances from customers		540,933		67,262
Accrued expenses		275,342		407,174
Other liabilities		92,419		(635,403)

Net cash provided by operating activities		379,370		55,662

Cash flow from investing activities:
Purchase of property and equipment		(305,121)		(668,696)
Purchase of intangible asset		(12,705)		—
Proceeds from sale of property and equipment		18,182		(16,744)
Other		(331,335)		—

Net cash used in investing activities		(630,979)		(685,440)

Cash flow from financing activities:
Proceeds from issuance of common stock		499,440		800,040
Proceeds from (payments of) short-term borrowings, net		57,640		(140,425)
Payments of current portion of long-term debt		(43,160)		(173,660)

Net cash provided by financing activities		513,920		485,955
Effect of foreign exchange rates on cash		(3,126)		34,824
Net increase in cash and cash equivalents		259,185		(108,999)

Cash and cash equivalents at beginning of period		300,529		716,800

Cash and cash equivalents at end of period	~~W~~	559,714	~~W~~	607,801

Supplemental disclosure of cash flow information:
Interest paid	~~W~~	49,773	~~W~~	44,237
Income tax paid (received)		(159)		—
Supplemental schedule of non-cash activities:
Transfer of long-term debt to current portion	~~W~~	173,660	~~W~~	173,660
Total government grants received during the period		111,000		120,000
Transfer of construction in-progress to equipments		61,880		24,750

See notes to condensed consolidated financial statements.

Enerland Co., Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements

(All amounts in thousands of Korean Won, unless otherwise stated)

1. Nature of Business

        Enerland Co., Ltd. ("Enerland" or the "Company") was incorporated in December 2000 under the laws of the Republic of Korea ("Korea") to develop and market manufacturing equipments and components of battery such as Lithium Ion Polymer Rechargeable Batteries and Super Capacitors. Enerland's head office and manufacturing facilities are located in Seong-Nam and I-Cheon, respectively, in Korea. Enerland has a wholly-owned subsidiary, Farad Electronic Co., Ltd. ("Farad"), which was established in January 2004 under the laws of the People's Republic of China ("PRC") to manufacture components of rechargeable batteries.

        In September 2006, under a joint venture agreement entered into by Farad and Changchun National Optoelectronics Industry Base Development Co., Ltd. ("Opto"), Changchun Guoji Electronic Technology Co., Ltd. ("Guoji") was established under the laws of the PRC to manufacture components of rechargeable battery. As of June 30, 2007, Farad had a 45% ownership interest in Guoji. The Company's investment in Gouji is consolidated in accordance with FIN 46R.

2. Basis of Preparation

        The accompanying unaudited condensed consolidated financial statements of the Company presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), but do not include all of the information and disclosures required by these accounting principles. These statements should be read in conjunction with the Company's audited financial statements for the fiscal year ended December 31, 2006. The condensed consolidated balance sheet as of December 31, 2006 has been derived from the Company's audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The condensed consolidated balance sheet as of June 30, 2007, the condensed consolidated income statements for the six month periods ended June 30, 2006 and 2007, and the condensed consolidated statements of cash flows for the six months ended June 30, 2006 and 2007, and the notes to each are not audited. In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments necessary for a fair presentation of the condensed financial position, results of operations, and cash flows of the Company for these interim periods. Such adjustments are normal and recurring except as otherwise stated.

3. Inventory

        Inventory as of December 31, 2006 and June 30, 2007 consists of the following:

	December 31, 2006		June 30, 2007
			(unaudited)
Raw materials	~~W~~	432,957	~~W~~	975,109
Work-in-process		971,487		2,564,445
Finished goods		804,828		972,908
Merchandise		13,551		32,507
Goods in-transit		18,763		0

		2,241,586		4,544,969
less: provision for inventory losses		(378,130)		(110,747)

Total	~~W~~	1,863,456	~~W~~	4,434,222

Enerland Co., Ltd.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(All amounts in thousands of Korean Won, unless otherwise stated)

4. Common Stock

        On June 21, 2007, the Company issued 13,334 shares of common stock for ~~W~~800,040 to A123 Systems, Inc.

5. Joint Venture

        On March 15, 2007, Farad made an additional investment in Gouji in the form of a patent license agreement valued at ~~W~~554,840. Under the license agreement, Guoji will be able to make, use, and sell products incorporating the Company's patented technology. Sales are subject to the requirement that they be made to end customers within certain geographic locations or approved by the Company. The term of the agreement is the lesser of ten years or the life of the related patent. The additional investment increased Farad's ownership interest in Gouji to 45%.

6. Commitments and Contingencies

        On May 1, 2007, Kokam Engineering Co.,Ltd. ("Kokam") filed a lawsuit against the Company in Suwon district court (the "Court") in the Republic of Korea, alleging that the Company infringed Kokam's patent in relation to technology of manufacturing a second battery. Kokam claimed it incurred financial loss from the Company's patent infringement amounting to ~~W~~50,000 . The Company has not recognized any losses in these financial statements because the Company cannot determine the final outcome of the court proceedings, including any damages which would need to be paid out or settled at this time.

        On August 9, 2007, Mstech Co., Ltd. ("Mstech") filed a lawsuit against the Company for its financial damage resulting from exploded batteries produced by the Company in Suwon district court (the "Court"). The Mstech claimed that it incurred financial loss amounting to ~~W~~186,305. The Company has not recognized any losses in the its financial statements because the Company cannot determine the final outcome of the court proceedings, including any damages which would need to be paid out or settled at this time.

7. Subsequent Events

        On August 1, 2007, the Company agreed with a bondholder to extend the maturity date of the convertible bond to October 22, 2008 on the condition that the bondholder shall not exercise its conversion right without the consent of the Company. The bond was repaid during the first quarter of 2008.

        On August 31, 2007, A123 Systems, Inc., acquired all the remaining outstanding shares of the Company.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The expenses (other than underwriting discounts and commissions) payable by us in connection with this offering are as follows:

Amount
Securities and Exchange Commission registration fee		$6,878
Financial Industry Regulatory Authority fee		18,000
NASDAQ Global Market listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent's fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

    *
    To be filed by amendment.

        All expenses are estimated except for the Securities and Exchange Commission fee and the Financial Industry Regulatory Authority fee.

Item 14.    Indemnification of Directors and Officers.

        Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

        Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

        Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we don't assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

        We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

        Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities in their capacity as members of our board of directors.

        The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding securities issued by us within the past three years. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. No underwriters were involved in any such sales.

  (a) Equity Issuances

  •
  On May 6, 2008, May 30, 2008 and June 16, 2008, we sold an aggregate of 6,152,553 shares of our series E convertible preferred stock to 15 accredited investors at a purchase price of $16.59 per share for aggregate proceeds of $102.1 million.

  •
  On February 11, 2008, we sold 692,520 shares of our common stock to one purchaser at a purchase price of $7.22 per share for proceeds of $5.0 million.

  •
  On February 8, 2008, we sold 900,277 shares of our common stock to one purchaser at a purchase price of $7.22 per share for proceeds of $6.5  million.

  •
  On January 11, 2008, we sold 692,520 shares of our common stock to one purchaser at a purchase price of $7.22 per share for proceeds of $5.0 million.

  •
  On September 28, 2007, we sold 100,000 shares of restricted common stock to one purchaser at a purchase price of $6.56 per share for proceeds of $656,000.

  •
  On August 14, 2007, August 13, 2007, August 7, 2007, August 3, 2007, February 1, 2007, January 30, 2007 and January 24, 2007, we sold an aggregate of 10,669,708 shares of our series D convertible preferred stock to 28 purchasers at a purchase price of $6.56 per share for aggregate proceeds of $7 million.

  •
  On July 19, 2007, we issued 12,087 shares of our series A preferred stock to Comerica Bank upon the cashless exercise of a warrant to purchase up to 15,000 shares of our common stock at $1.00 per share.

  •
  On February 1, 2006 and January 30, 2006, we sold an aggregate of 8,899,395 shares of our series C convertible preferred stock to 22 purchasers at a purchase price of $3.37 per share for aggregate proceeds of $30 million.

  •
  On August 4, 2006, we sold 88,994 shares of our series C convertible preferred stock to Gold Hill Venture Lending 03, L.P., or Gold Hill, at a purchase price of $3.37 per share for aggregate proceeds of $300,000.

  (b) Warrants

  •
  On February 8, 2008, we issued a warrant to purchase up to 45,000 shares of our common stock at an exercise price of $8.15 per share to Skadden, Arps, Slate, Meagher & Flom LLP, as consideration for services rendered.

  •
  On August 2, 2006, we issued warrants to purchase up to an aggregate of 59,330 shares of our series C convertible preferred stock at an exercise price of $3.37 per share to Silicon Valley Bank and Gold Hill in connection with a debt financing.

  •
  On February 24, 2005, we issued a warrant to purchase up to an aggregate of 67,366 shares of our series B convertible preferred stock at an exercise price of $2.08 per share to Heller Financial Leasing, Inc., a General Electric company, in connection with a debt financing.

  (c) Acquisition

  •
  On May 12, 2006 and January 9, 2006, we issued an aggregate of 1,499,992 shares of our series B-1 convertible preferred stock to 26 stockholders of T/J Technologies, Inc., a company that we acquired through a merger.

  (d) Options and Restricted Stock under 2001 Plan

  •
  From the period beginning January 1, 2005 through October 15, 2008, we have issued an aggregate of 115,456 shares of restricted common stock, which were issued either (i) at prices ranging from $5.49 to $11.69 per share or (ii) for services rendered, to certain of our employees and consultants pursuant to our 2001 Plan.

  •
  From the period beginning January 1, 2005 through October 15, 2008, we have granted stock options to purchase an aggregate of 8,011,406 shares of our common stock with exercise prices ranging from $0.10 to $13.28 per share, to employees, directors and consultants pursuant to our 2001 Plan. An aggregate of 974,461 shares have been issued upon the exercise of stock options for an aggregate consideration of $322,176 as of October 15, 2008. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

        The securities described in paragraphs (a), (b) and (c) of this Item 15 were issued in reliance on the exemption provided by Section 4(2) of the Securities Act and, in certain cases, in reliance on Regulation D promulgated thereunder. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

        The securities described in paragraph (d) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants in reliance on the exemptions provided by either Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act.

        All securities described in this Item 15 are deemed restricted securities for purposes of the Securities Act. The instruments representing such issued securities included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

        The exhibits to this registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denomination and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watertown, Commonwealth of Massachusetts, on this 31st day of October, 2008.

A123 SYSTEMS, INC.
By:	/s/ DAVID P. VIEAU David P. Vieau, Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ DAVID P. VIEAU David P. Vieau	Chief Executive Officer and Director (principal executive officer)	October 31, 2008
/s/ MICHAEL RUBINO Michael Rubino	Chief Financial Officer (principal financial and accounting officer)	October 31, 2008
* Gururaj Deshpande	Director	October 31, 2008
* Arthur L. Goldstein	Director	October 31, 2008
* Gary E. Haroian	Director	October 31, 2008
* Paul E. Jacobs	Director	October 31, 2008

Signature	Title	Date

* Jeffrey P. McCarthy	Director	October 31, 2008
* Gilbert Neal Riley, Jr.	Director	October 31, 2008

*By:	/s/ ERIC J. PYENSON Eric J. Pyenson Attorney-in-Fact

Exhibit Index

Exhibit Number	Description of Exhibit
1.1*	Underwriting Agreement.
3.1**	Ninth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2**	Form of Restated Certificate of Incorporation of the Registrant to be filed promptly following the closing of this offering.
3.3**	Amended and Restated By-laws of the Registrant, as currently in effect.
3.4**	Form of Second Amended and Restated By-laws of the Registrant, to be effective upon the closing of the offering.
4.1*	Specimen Stock Certificate evidencing the shares of common stock.
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.
10.1**	2001 Stock Incentive Plan, as amended.
10.2**	Form of Management Incentive Stock Option Agreement under 2001 Stock Incentive Plan.
10.3**	Form of Management Nonstatutory Stock Option Agreement under 2001 Stock Incentive Plan.
10.4**	Form of Director Nonstatutory Stock Option Agreement under 2001 Stock Incentive Plan.
10.5*	2008 Stock Incentive Plan.
10.6*	Form of Incentive Stock Option Agreement under 2008 Stock Incentive Plan.
10.7*	Form of Nonstatutory Stock Option Agreement under 2008 Stock Incentive Plan.
10.8*	Form of Restricted Stock Agreement under 2008 Stock Incentive Plan.
10.9**	Lease, dated June 1, 2004, between President and Fellows of Harvard College and the Registrant, as amended by the First Amendment to Lease, dated February 9, 2007.
10.10**	Lease Agreements, dated July 30, 2007, between O'Brien Investment Partners, LLC and the Registrant.
10.11**	Lease Contract, dated March 2, 2008, between Changzhou Wujin Materials Recovery Co., Ltd. and A123 Systems (China) Co., Ltd.
10.12**	Lease Contract, dated January 6, 2006, between Jiangsu Dagang Co., Ltd. and A123 Systems (Zhenjiang) Co., Ltd.
10.13**	Lease Contract, dated April 10, 2007, between Changzhou Hi-Tech Zone Export processing Zone Investment Development Co., Ltd. and A123 Systems (China) Materials Co., Ltd.
10.14**	Lease Agreement, dated May 16, 2007, between Hyundai J. Comm Co., Ltd. And Enerland Co., Ltd.
10.15**	Sixth Amended and Restated Investor Rights Agreement among the Company, the Founders and the Purchasers, dated as of May 6, 2008, as amended June 16, 2008.

Exhibit Number	Description of Exhibit
10.16	[Removed.]
10.17**

Term Loan and Security Agreement, dated August 2, 2006, among Silicon Valley Bank, Gold Hill Venture Lending 03, L.P. and the Registrant, as amended by the First Loan Modification Agreement, dated July 10, 2007, and the Second Loan Modification Agreement, dated September 24, 2008.

10.18**	Warrant to Purchase 7,416 shares of Series C Convertible Preferred Stock, dated August 2, 2006, issued to Silicon Valley Bank by the Registrant.
10.19**	Warrant to Purchase 41,531 shares of Series C Convertible Preferred Stock, dated August 2, 2006, issued to Silicon Valley Bank by the Registrant.
10.20**	Warrant to Purchase 10,383 shares of Series C Convertible Preferred Stock, dated August 2, 2006, issued to Gold Hill Venture Lending 03, L.P. by the Registrant.
10.21**	Loan and Security Agreement, dated February 24, 2005, between Heller Financial Leasing, Inc. and the Registrant.
10.22**	Warrant to Purchase 67,366 shares of Series B Convertible Preferred Stock, dated February 24, 2005, issued to Heller Financial Leasing, Inc. by the Registrant.
10.23**	Warrant to Purchase 45,000 shares of Common Stock, dated February 8, 2008, issued to Skadden, Arps, Slate, Meagher & Flom LLP by the Registrant.
10.24†	Joint Development and Supply Agreement, dated February 6, 2008, between AES Energy Storage, LLC and the Registrant, as amended March 14, 2008 and July 2, 2008.
10.25†**	Contract Manufacturing Agreement, dated March 1, 2006, as amended March 30, 2007, between Black & Decker Macao Commercial Offshore Limited and the Registrant.
10.26†

Co-operative Development & Supply Agreement, dated September 15, 2004, as amended August 18, 2005, July 1, 2006, March 30, 2007, September, 2007 and December 19, 2007, between Black & Decker (U.S.), Inc. and the Registrant.

10.27†	Supply Agreement, dated November 28, 2007, between Think Global AS and the Registrant.
10.28†

Exclusive Patent License Agreement, dated December 4, 2001, between Massachusetts Institute of Technology and the Registrant, as amended by the First Amendment, dated February 1, 2003, and the Second Amendment, dated July 25, 2008.

10.29†**	Purchase Orders, dated November 27, 2006 and March 6, 2008, between the United States Advanced Battery Consortium and the Registrant.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP.
23.2	Consent of Independent Registered Public Accounting Firm - Samil PricewaterhouseCoopers.
23.3**	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page).

*
To be filed by amendment.

**
Previously filed.

†
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.